As confidentially submitted to the Securities and Exchange Commission on October 30, 2013.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fortress Transportation and Infrastructure Investors Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	6141	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

(212) 798-6100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cameron D. MacDougall

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

(212) 798-6100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard B. Aftanas

Joseph A. Coco

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee (2)
Common Shares, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	This Registration Statement is being submitted in accordance with the procedures described in the announcement of the Division of Corporation Finance of the Securities and Exchange Commission regarding submission of draft registration statements by emerging growth companies pursuant to the Jumpstart Our Business Startups Act of 2012. Accordingly, a registration fee is not required for this confidential draft registration statement submission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2013

PRELIMINARY PROSPECTUS

             Shares

Fortress Transportation and Infrastructure Investors Ltd.

Common Shares

$         Per Share

This is an initial public offering of common shares of Fortress Transportation and Infrastructure Investors Ltd. We are selling              of our common shares. After this offering, we will be externally managed by an affiliate of Fortress Investment Group LLC (“Fortress”).

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. We intend to apply to list our common shares on the New York Stock Exchange (“NYSE”) under the symbol “            .”

We are an “emerging growth company” as defined under applicable Federal securities laws and may utilize reduced public company reporting requirements.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 17 to read about certain factors you should consider before buying our common shares.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds Before Expenses to Us	$	$

We have granted the underwriters the right to purchase up to              additional common shares, at the public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares against payment on or about                     , 2013.

The date of this prospectus is                     , 2013.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common shares. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include the NYSE).

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase our common shares. Some information in this prospectus contains forward-looking statements. See “Forward-Looking Statements.”

Fortress Transportation and Infrastructure Investors Ltd. (“FTAI”) is a newly-incorporated Bermuda exempted company that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Unless the context suggests otherwise, references in this prospectus to “FTAI,” the “Company,” “we,” “us,” and “our” refer to Fortress Worldwide Transportation and Infrastructure General Partnership (“Holdco”) and its consolidated subsidiaries prior to the consummation of the Reorganization (as defined below), and to FTAI and its consolidated subsidiaries after the consummation of the Reorganization. References in this prospectus to the “General Partner” refer to Fortress Worldwide Transportation and Infrastructure Master GP LLC, the general partner of Holdco. References in this prospectus to “Fortress” refer to Fortress Investment Group LLC. Our “Manager” refers to FIG LLC, our external Manager and an affiliate of Fortress. All amounts in this prospectus are expressed in U.S. dollars, except where noted, and the financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our Company

We own high quality transportation and infrastructure assets that are operated globally and generate stable cash flows and attractive, risk-adjusted returns through contracted usage payments and potential for capital appreciation over time. We believe that there are excellent asset acquisition opportunities in our target markets driven by increasing demand and limited capital availability, and that our Manager’s expertise and key business relationships and our access to capital allows us to take advantage of these opportunities. We are externally managed by an affiliate of Fortress, which has a dedicated team of professionals who collectively have acquired over $15 billion in transportation and infrastructure assets since 2002. As of June 30, 2013, we had total consolidated assets of $215.9 million and total equity capital of $156.1 million.

Over the past thirty years, global trade has grown at a multiple of global GDP growth, resulting in a large and growing market for the transportation of goods and people worldwide. In addition, operators of transportation equipment and infrastructure have been increasingly relying on third-party owners as they seek an alternative to traditional financing sources as well as operational flexibility in this capital-intensive market. Lastly, the European banking crisis has contributed to a substantial funding gap as European banks have traditionally provided a significant amount of capital to transportation and infrastructure companies. We believe that these factors will enable us to grow our business as we seek to acquire assets that operate in sectors with long-term macroeconomic growth potential, identified capital shortages and significant barriers to entry.

Our goal is to increase our earnings and cash flows through the acquisition of assets that are essential for the transportation of goods and people globally. We target internal rates of return (“IRR”) for each individual asset of 15% to 25% with the use of what we believe to be reasonable leverage. We intend to pay regular quarterly dividends.

Our asset acquisition strategy is focused on making attractive acquisitions in a diverse array of transportation-related assets. We seek value-oriented opportunities with significant current cash income relative to our purchase price and upside potential. Our existing portfolio consists of assets in the aviation, offshore energy and shipping container sectors and we plan to opportunistically acquire assets across the entire transportation and infrastructure market, including in airports, seaports and other land-based assets.

The charts below illustrate our existing assets and equity capital in these sectors as of June 30, 2013.

Market Opportunity

We believe that market developments around the world are generating significant opportunities for the acquisition of transportation and infrastructure assets. The market for transportation assets is large and growing. We estimate the total market for existing transportation assets to be in excess of $2.7 trillion and we believe that demand for such assets will continue to grow. We expect this growth to be sustained in the coming years, driven primarily by growth in global trade as a result of a return to a healthier economic environment and an emerging middle class in major markets around the world. The charts below illustrate both asset value by sector within the market for transportation assets and historical global trade growth.

At the same time, we believe that transportation companies are increasingly relying on third-party owners to provide the capital and flexibility necessary to help fund their business plans. In the sectors in which we are currently pursuing investment opportunities, such as aviation, offshore energy and shipping containers, we have seen an increase in lessor market share over time. Lastly, the economic downturn in the United States as well as the European banking crisis have contributed to a substantial funding gap that we believe will continue to lead to significant opportunities across the entire transportation and infrastructure market. Prior to the economic downturn that began in 2008, European banks were the dominant financing providers in the world’s transportation markets. For example, in 2007, European banks accounted for over 50% of total transportation lending, according to Bloomberg. In response to the economic downturn, European banks dramatically curtailed their lending activity in order to improve their balance sheets. This reduced lending activity has continued as European banks accounted for approximately 32% of overall transportation lending during the first ten months of 2013, according to Bloomberg.

We believe that the combination of growing demand, increased reliance on third-party owners, and a reduction in capital availability from traditional financing providers will lead to additional opportunities for us. We also believe that our access to capital and our Manager’s expertise and key business relationships positions us well to take advantage of this opportunity.

Market Sectors

The transportation market includes major sectors such as aviation, air and sea ports, shipping, offshore energy, containers, rail, and trucking. In general, the operators within these sectors either lease a significant portion of their operating assets or partner with third-parties like us to help fund their capital requirements. While there are companies that lease assets or otherwise provide capital to operators in each of these sectors in the transportation market, we believe that there are relatively few companies that successfully acquire assets across multiple sectors in the transportation market to provide an opportunistic approach to transportation investing. Furthermore, in some of these sectors, there is no clear market leader in terms of size and scale. We believe that over time, we can become one of the market leaders across industry sectors.

While our strategy permits us to acquire a broad array of transportation and infrastructure assets, we are currently active in three sectors where we believe there are meaningful opportunities to deploy capital to achieve attractive risk adjusted returns: aviation, offshore energy and shipping containers. In each of these sectors, our Manager has significant prior experience, and we believe there are meaningful barriers to entry and we have a sustainable advantage for us to make successful acquisitions. While we have to date focused on specific areas within these sectors, we also plan to be flexible as attractive opportunities arise outside of these sectors in the future.

Aviation

The market for aviation equipment, namely commercial aircraft and engines, is large and growing. According to Boeing, the global commercial passenger and cargo fleet of aircraft is expected to grow from approximately 20,000 at the end of 2012 to over 41,000 by 2032. The demand for new aircraft is being driven by the global demand for additional passenger and cargo capacity, which is closely tied to the GDP of both developed and emerging markets. In order to support this growth, the market for aircraft operating leases, and thus aircraft lessors, is becoming an increasingly important part of the aviation industry. According to the International Air Transport Association (the “IATA”), over 30% of the current passenger fleet is subject to operating leases, and many industry analysts expect this percentage to grow to over 50%.

We believe that the long-term demand for air travel capacity presents attractive opportunities across various asset classes within the aviation sector. In order to acquire and take delivery of new aircraft, airlines will increasingly turn to alternative methods of financing, including operating leases.

To date, we have invested in the aviation sector primarily by acquiring commercial jet engines and leasing them to aircraft operators. Historically, commercial aircraft operators owned rather than leased their engines. However, over time, engines have become more technically sophisticated and more capital intensive in terms of new acquisition and maintenance costs. This has led to increased reliance on leasing by operators in order to reduce maintenance and capital costs. We estimate the current market for commercial jet engine leasing to be valued at $17 billion, serving both aircraft operators as well as maintenance and repair organizations (“MROs”). Investors in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully. We believe that our Manager’s expertise and our access to financing positions us well for future growth in engine leasing.

Offshore Energy

Oil and natural gas constitute the majority of global energy sources and are expected to remain so for the foreseeable future. According to the United States Energy Information Administration (the “EIA”), fossil fuels, which represented approximately 80% of energy consumption in 2011, will continue to represent approximately 80% of energy consumption in 2040. Energy demand is expected to grow, driven by increasing global population and GDP growth. This growth in energy demand is expected to result from both a larger pool of energy users as well as higher energy use per capita.

Based on publicly available sources, we believe the additional supply of oil and gas required to meet demand and offset depletion by 2020 is significant, representing over one-third of current production. The anticipated gap in oil and gas supply is so significant that it is unlikely to be met without increased offshore oil and gas production. As a result, we believe that offshore oil and gas exploration and production (“E&P”) spending will increase and that the higher level of spending is leading to a greater demand for offshore assets by operators in the offshore energy sector.

Based on publicly available sources, we believe offshore E&P spending will average $449 billion per year for the next four years, largely as a result of increased demand for oil and gas and increased activity in the deepwater markets. We estimate that over $250 billion is required to finance the construction of new offshore assets over the next five years in order to supply the existing growth in demand as well as replace retiring assets. We believe that the underlying market demand, together with the need for additional assets, presents us with significant opportunities for new investment in the sector, and that our Manager’s expertise in the sector will enable us to take advantage of these opportunities.

Shipping Containers

The shipping container market principally includes marine shipping containers as well as related assets such as box chassis and generator sets (“gensets”). This equipment enables the efficient and effective movement of manufactured goods around the world through global containerized trade. According to Harrison Consulting, the size of the world container fleet as of June 30, 2013 was approximately 33.5 million twenty-foot equivalent units (“TEU”).

The market for the movement of containerized cargo has grown at over 8% per year over the last three decades, more than double the annualized rate of world GDP growth during that same period. Shipping containers are widely recognized as the lowest cost, most secure way to move finished goods, food products and perishables throughout the supply chain. In general, the cost of transportation through the containerized trade network represents less than 5% of the final cost of the product. While the growth in the containerized cargo market has slowed in the last few years, we expect future growth will benefit from a growing global middle class, and our Manager’s expertise will enable us to take advantage of such future growth. To date, we have focused our investment activity on acquiring container boxes, but we also consider other related opportunities across the sector.

Our Strategy

We target investments in transportation and infrastructure assets. We seek to acquire assets that are used by major operators of transportation and infrastructure networks across sectors, and we believe this approach allows us to invest more opportunistically as compared to a single sector approach. We focus on opportunities that generate significant current cash flow and have potential upside from asset appreciation. We target asset level IRRs of 15% to 25% with the use of what we believe to be reasonable leverage. We believe these returns are attainable given the performance of our existing assets to date and based on market dynamics that we believe will foster significant opportunities to acquire additional transportation and infrastructure assets at similar returns.

We take a proactive approach to markets and opportunities by first developing an investment strategy and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we plan to make use of our extensive network of industry relationships in order to find, structure and execute attractive acquisitions. These relationships include senior executives at industry leading operators, end users of transportation and infrastructure assets as well as banks, lenders and other asset owners.

Our Strengths

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $55 billion under management as of June 30, 2013. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the most active investors in transportation and infrastructure assets globally. The Fortress team of investment professionals, led by Joseph Adams, has extensive experience in transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $15 billion in transportation and infrastructure assets since 2002. Some of our Manager’s prior transactions include the creation of Aircastle Ltd., one of the world’s leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world’s largest container lessors; and RailAmerica Inc., a leading short-line rail operator.

We Target Assets that Generate Strong Cash Flows with Upside Potential and Plan to Pay Dividends—We target investments in transportation and infrastructure assets that generate significant and predictable cash flows through contractual lease or regular usage payments and have potential upside from appreciation in value over time. Thus far, the majority of our investments have involved transactions where the assets were already subject to or would be subject to ongoing contractual lease payments representing a significant percentage of the purchase price. Furthermore, we target asset level IRRs of 15% to 25% with the use of what we believe to be reasonable leverage across the portfolio. Our existing leverage on a weighted basis across our existing portfolio is approximately 34%. Since inception through June 30, 2013, we have made a total of seven quarterly distributions to our investors equal to approximately 72% of our cumulative net income during that period, not including distributions related to the sale of certain assets. We intend to continue paying regular quarterly dividends to our shareholders.

Extensive Relationships with World Class Operators—Through our Manager, we have an extensive set of relationships with world class operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions, and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Within our existing portfolio, we have partnered with several leading operators, and we expect to continue to do so.

Opportunistic Investment Approach—We acquire and manage high quality assets that are essential to the transportation of goods and people globally. We seek to find assets with the potential for attractive returns, take advantage of mispriced opportunities and focus on value-oriented acquisitions with upside potential. While our existing portfolio consists of assets in three industry sectors, our broad investment mandate allows us to opportunistically acquire assets that we believe offer the most attractive risk adjusted return profile, including in other sectors of the transportation and infrastructure market such as air and sea ports. As global markets change over time, we believe that our broad investment mandate will enable us to adjust our approach to maximize the returns for our shareholders.

Existing Portfolio

The following is a summary of our existing portfolio as of June 30, 2013:

•	Aviation (approximately 21% of our invested equity)—We own ten commercial jet engines that are compatible with Boeing 737, 747 and 767 aircraft models, as well as one Boeing 757 aircraft. Our aviation assets are primarily on short-term leases with airlines located around the globe. Our aviation portfolio is currently unleveraged.

•	Offshore energy (approximately 39% of our invested equity)—We own two assets in offshore energy equipment, including one remote operated vehicle (an “ROV”) support vessel as well as a 16.67% interest in an entity that owns a derrick pipelay barge. Both of our assets in the offshore energy sector are subject to long-term charters, whereby the operator assumes the operating expense and utilization risk for the vessels. The locally based operators with whom we partner operate our vessels for large energy companies, some of whom are national oil companies. Our offshore energy portfolio is approximately 15% levered on a weighted-average basis.

•	Shipping containers (approximately 40% of our invested equity)—We own, either directly or through a joint venture, interests in approximately 175,000 maritime shipping containers. 100% of our shipping containers are on long-term leases to various shipping companies located around the globe, primarily on a finance lease basis with required or bargain purchase obligations. Our shipping container portfolio is currently approximately 72% levered on a weighted-average basis.

Our Manager and Management Agreement and Other Compensation Arrangements

We are managed by FIG LLC, an affiliate of Fortress. We draw upon the long-standing expertise and resources of Fortress, a leading, diversified global investment firm with approximately $55 billion of assets under management as of June 30, 2013. Over the last ten years, Fortress has been one of the most active investors in transportation and infrastructure assets globally. Since 2002, Fortress has directly or indirectly invested almost $3 billion in equity capital and has purchased over $15 billion in transportation and infrastructure assets around the world.

Pursuant to the terms of our Management Agreement, our Manager has provided a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors. Our Manager’s duties will include: (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on acquisitions and sales, (iv) performing ongoing commercial management of the portfolio, and (v) providing financial and accounting management services.

Our Management Agreement has an initial             -year term and is automatically renewed for             -year terms thereafter unless terminated by our Manager. Our Manager is entitled to receive from us a             % management fee that is based on our average                      at the end of each calendar quarter. In addition, we are obligated to reimburse certain expenses incurred by our Manager.

We will not conduct any operations other than our direct ownership of Holdco, which is responsible for acquiring assets on our behalf through one or more of its subsidiaries. Pursuant to the partnership agreement of Holdco (the “Partnership Agreement”), a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, the General Partner which, like our Manager, is an affiliate of Fortress, will be entitled to receive incentive distributions before any amounts are distributed to us based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments.

The terms of our Management Agreement and our compensation arrangements with the General Partner are summarized below and described in more detail under “Our Manager and Management Agreement and Other Compensation Arrangements” included elsewhere in this prospectus.

Type	Description
Management Fee	The management fee is determined by taking the average value of our determined in accordance with GAAP at the end of the two most recently completed calendar quarters multiplied by an annual rate of %, and is payable quarterly in arrears in cash. For illustrative purposes only, the amount of the management fee payable to the Manager for 2012 had the management agreement been in effect would have been approximately $ million.

Incentive Compensation to the General Partner

Income Incentive Compensation

Income Incentive Compensation is calculated and payable quarterly in arrears based on our pre-incentive fee Net Income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee Net Income means, with respect to a calendar quarter, our consolidated Net Income during such quarter calculated in accordance with GAAP excluding gains and losses, realized or unrealized, and excluding any incentive compensation during the quarter.

We will pay the General Partner an incentive fee with respect to our pre-incentive fee Net Income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee Net Income, expressed as a rate of return on the average value of our net equity capital at the end of the two most recently completed calendar quarters, does not exceed 2.0% for such quarter (8.0% annualized); (2) 100% of our pre-incentive fee Net Income with respect to that portion of such pre-incentive fee Net Income, if any, that exceeds 2.00% but does not exceed 2.2223% for such quarter; and (3) 10.0% of the amount of our pre-incentive fee Net Income, if any, that exceeds 2.2223% for such quarter. These calculations are appropriately prorated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee Net Income, expressed as a rate of return on the average value of our net equity capital at the end of the two most recently completed calendar quarters, is equal to or exceeds 2.2223%, the General Partner will receive a fee of 10.0% of our pre-incentive fee Net Income for the quarter.

Capital Gains Incentive Compensation

Capital Gains Incentive Compensation is calculated and payable in arrears as of the end of each calendar year and will equal 10% of our cumulative realized gains from the date of the consummation of this offering through the end of the applicable calendar year net of cumulative capital losses for such period, unrealized losses attributed to

Type	Description

impairments and all realized gains upon which prior performance-based capital gains incentive fee payments were previously made to the General Partner.

For illustrative purposes only, the aggregate amount of Income Incentive Compensation and Capital Gains Incentive Compensation payable to the General Partner for 2012 had these compensation arrangements been in effect would have been approximately $            million and $            million, respectively.

Reimbursement of Expenses

We will pay, or reimburse our Manager’s employees for performing certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis. We will also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement.

Our Manager is responsible for all costs incident to the performance of its duties under the Management Agreement, including compensation of our Manager’s employees, rent for facilities, and other “overhead” expenses; we will not reimburse our Manager for these expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our assets, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our shareholders, costs incurred by employees of our Manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Grant of Options to Our Manager

Upon the successful completion of an offering of our common shares or any preferred shares, we will grant our Manager options to purchase common or preferred shares, as applicable, in an amount equal to 10% of the number of shares being sold in the offering, with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser. For the avoidance of doubt, this initial public offering of our common shares will not constitute an offering for purposes of this provision.

Summary Risk Factors

Our business is subject to risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 17. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our common shares. In particular, the following risks, among others, may have an adverse effect on our business, which could cause a decrease in the price of our common shares and result in a loss of all or a portion of your investment:

•	Economic uncertainty and political risks may reduce the demand for our assets, result in non-performance of contracts by our lessees or charterers, limit our ability to obtain additional capital to finance new acquisitions or have other unforeseen negative effects;

•	We could experience a period of oversupply in the markets that we operate, which could materially adversely affect our results of operations and cash flow;

•	There can be no assurance that targeted returns can be achieved and the failure to do so could materially adversely affect our business;

•	Contractual defaults and our failure to renew or obtain new charters or leases may adversely affect our business, financial condition, operating results and cash flows;

•	If our investments become concentrated in a particular type of asset or sector, our business and financial results could be adversely affected by changes in market demand or problems specific to that asset or sector;

•	We operate in highly competitive markets; and

•	We are reliant on FIG LLC, our Manager, and there are conflicts of interest in our relationship with our Manager.

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

One or more of our officers and directors have responsibilities and commitments to entities other than us. For example, we have some of the same directors and officers as other entities affiliated with Fortress. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics prohibits, subject to the terms of our organizational documents, the directors, officers and employees of our Manager from engaging in any transaction that involves an actual conflict of interest with us. See “Risk Factors—Risks Relating to our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement and the Partnership Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties. Our independent directors may not vigorously enforce the provisions of our Management Agreement against our Manager. For example, our independent directors may refrain from terminating our Manager because doing so could result in the loss of key personnel.

The structure of the Manager’s and the General Partner’s compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee and the General Partner is entitled to receive incentive compensation from Holdco that are each based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. In addition, because the General Partner and our Manager are both affiliates of Fortress, the incentive compensation to the General Partner may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress for certain target assets. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of the segments in which we acquire assets, each with significant current or expected capital commitments. We may co-invest with these funds in certain target assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $55 billion of assets under management as of June 30, 2013.

Our Manager may determine, in its discretion, to make a particular acquisition through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our asset acquisition objectives.

Our Organizational Structure

Our business is presently conducted through Holdco and its consolidated subsidiaries. Holdco is currently substantially owned by three entities: the General Partner, Fortress Worldwide Transportation and Infrastructure Investors Offshore L.P. (the “Offshore Partnership”) and Fortress Worldwide Transportation and Infrastructure LP (the “Onshore Partnership” and, together with the Offshore Partnership, the “Initial Shareholders”), which are limited partnerships controlled by affiliates of Fortress, and were formed for the purpose of investing in Holdco. Prior to the consummation of this offering, we will complete a series of reorganization transactions (the “Reorganization”), pursuant to which the Offshore Partnership will contribute all of its interests in Holdco to a newly formed Cayman Islands exempted limited partnership (the “New Offshore Partnership”), and the New Offshore Partnership and the Onshore Partnership will contribute all of their interests in Holdco to us in exchange for an aggregate of              of our common shares. If applicable, the General Partner will also contribute its rights to previously undistributed incentive distributions pursuant to the partnership agreement of the general partner to the Onshore Partnership and the New Offshore Partnership, in exchange for limited partnership interests in each such partnership equal to the amount of any such undistributed incentive distributions.

Following the expiration of the lock-up agreements entered into between the underwriters and the Initial Shareholders, the Initial Shareholders will liquidate and distribute (the “Distribution”) all of the common shares of the Company owned by them and any other distributable proceeds to holders of their limited partnership interests, including the General Partner (collectively, the “Limited Partners”), in accordance with the distribution allocation formulas contained in the respective limited partnership agreements of the Initial Shareholders. For purposes of allocating the common shares in the Distribution, the shares will be valued at the initial public offering price per share. Immediately following the Distribution (assuming an offering price of $         per share,

which is the midpoint of the price range set forth on the cover of this prospectus, and no additional issuances or repurchases of common shares following this offering), the General Partner will own approximately     % of our outstanding shares and the other Limited Partners will own, in the aggregate, approximately     % of our outstanding shares.

We were incorporated solely for the purpose of effecting this offering. Our only business following this offering will be our ownership of the limited partner interests in Holdco and, as such, our only source of income will be distributions from Holdco, which are subject to the General Partner’s right to receive certain incentive payments before any distributions are made to us. In addition, we will be obligated to pay a management fee to FIG LLC, our Manager and an affiliate of Fortress. See “Our Manager and Management Agreement and Other Compensation Arrangements” for additional information on the management fee and potential incentive compensation payable to the General Partner.

The graphic below illustrates our holding company structure both before and after giving effect to this offering, the Reorganization and the Distribution.

Pre-Reorganization Structure

Offshore Partnership
Onshore Partnership
General Partner
Holdco
Operating Companies and Assets

Post-Reorganization, Post-Distribution Structure

Public Shareholders
Former limited partners of Offshore and Onshore Partnerships
General Partner
FTAI
Holdco
Operating Companies and Assets

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Prior to the consummation of this offering, we will determine whether we will elect to take advantage of this extended transition period.

We could remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Our Corporate Information

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 48287. We were incorporated on 23 October 2013 under the name Fortress Transportation and Infrastructure Investors Ltd. Our registered office is located at 2 Church Street, Hamilton, Bermuda. Our agent for service of process in the United States in connection with this offering is             .

Our principal executive offices are located at 1345 Avenue of the Americas c/o Fortress Transportation and Infrastructure Investors Ltd., New York, New York 10105. Our telephone number is 212-798-6100. Our web address is www.                                          .. The information on or otherwise accessible through our web site does not constitute a part of this prospectus or any other report or document we file with or furnish to the SEC.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial information of Holdco. The Company is a newly-incorporated Bermuda exempted company that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement, which have been deemed immaterial and therefore are not presented in the summary historical consolidated financial data. Upon completion of the Reorganization, the Company will own substantially all of the equity interests in Holdco.

The summary consolidated statement of operations data for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, and the summary consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2013 and 2012 and the summary consolidated balance sheet data as of June 30, 2013 and 2012 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, 2013 (unaudited)	Six Months Ended June 30, 2012 (unaudited)
	(in thousands)
Statement of Operations data:
Lease income	$126	$740	$2,363	$28
Maintenance revenue	2,255	371	89	2,255
Finance lease income	94	—	3,315	—
Other income, net	1,014	16	51	989

Total revenues	3,489	1,127	5,818	3,272

Repairs and maintenance	1,275	—	470	—
Management fees	520	63	947	131
General and administrative	1,745	2,369	1,050	660
Depreciation and amortization	887	227	1,217	360
Interest expense	30	—	1,199	—

Total expenses	4,457	2,659	4,883	1,151

Equity in earnings of unconsolidated entities, net of premium amortization of $69, $0, $53 and $16, respectively	3,162	—	5,887	616
Gain on sale of equipment	—	—	1,820	—

Net income (loss)	2,194	(1,532)	8,642	2,737
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	92	—

Net income (loss) attributable to partners	$2,194	$(1,532)	$8,550	$2,737

Pro forma net income per share (1)
Basic
Diluted
Pro forma number of shares outstanding:
Basic
Diluted

	December 31,		June 30, 2013	June 30, 2012
	2012	2011	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet data:
Total assets	$170,574	$17,316	$215,899	$36,158
Debt obligations	55,991	—	56,149	—
Total liabilities	58,559	6,461	59,817	2,158
Total partners’ capital	112,015	10,855	156,082	34,000

(1)	Pro forma net income per share for the year ended December 31, 2012 and the six months ended June 30, 2013 gives effect to the Reorganization as if it had occurred on January 1, 2012.

THE OFFERING

Common shares we are offering	shares.

Common shares to be issued and outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We currently intend to use the net proceeds from this offering for general corporate purposes, including to make acquisitions pursuant to our strategy.

Dividend policy	We intend to pay regular quarterly dividends to holders of our common shares out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Tax considerations	We expect to be treated as a passive foreign investment company. In general, if you are a U.S. person and do not make certain elections with respect to your investment, you may be subject to special deferred tax and interest charges and other consequences. See “Certain United States Federal Income Tax Considerations.”

NYSE symbol	“ .”

Except as otherwise indicated, all of the information in this prospectus:

•	gives retroactive effect to a for one share split to be effected immediately prior to the offering;

•	gives retroactive effect to the Reorganization to be effected immediately prior to the offering;

•	assumes no exercise of the underwriters’ option to purchase up to additional common shares; and

•	assumes an initial offering price of $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common shares. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Uncertainty relating to macroeconomic conditions may reduce the demand for our assets, result in non-performance of contracts by our lessees or charterers, limit our ability to obtain additional capital to finance new investments, or have other unforeseen negative effects.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created difficult operating environments for owners and operators in the transportation industry. Many factors, including factors that are beyond our control, may impact our operating results or financial condition and/or affect the lessees and charterers that form our customer base. For some years, the world has experienced weakened economic conditions and volatility following adverse changes in global capital markets. These conditions have resulted in significant contraction, de-leveraging and reduced liquidity in the credit markets. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. In addition, limitations on the availability of capital, higher costs of capital for financing expenditures or the desire to preserve liquidity, may cause our current or prospective customers to make reductions in future capital budgets and spending.

Further, demand for our assets is related to passenger and cargo traffic growth, which in turn is dependent on general business and economic conditions. We cannot assure you that the recent global economic downturn will not continue or worsen, which could have an adverse impact on passenger and cargo traffic levels and consequently our lessees’ and charterers’ business, which may in turn result in a significant reduction in revenues, earnings and cash flows, difficulties accessing capital and a deterioration in the value of our assets. We may also become exposed to increased credit risk from our customers and third parties who have obligations to us, which could result in increased non-performance of contracts by our lessees or charterers and adversely impact our business, prospects, financial condition, results of operations and cash flows.

The industries in which we operate have experienced periods of oversupply during which lease rates and asset values have declined, particularly during the recent economic downturn, and any future oversupply could materially adversely affect our results of operations and cash flows.

The oversupply of a specific asset is likely to depress the lease or charter rates for and the value of that type of asset, and the industries in which we operate have experienced periods of oversupply during which rates and asset values have declined, particularly during the recent economic downturn. Factors that could lead to such oversupply include, without limitation:

•	general demand for the type of assets that we purchase;

•	general macroeconomic conditions;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•	outbreaks of communicable diseases and natural disasters;

•	governmental regulation;

•	interest rates;

•	the availability of credit;

•	restructurings and bankruptcies of companies in the industries in which we operate, including our customers;

•	manufacturer production levels and technological innovation;

•	manufacturers merging or exiting the industry or ceasing to produce certain asset types;

•	retirement and obsolescence of the assets that we own;

•	increases in supply levels of assets in the market due to the sale or merging of operating lessors; and

•	reintroduction of previously unused or dormant assets into the industries in which we operate.

These and other related factors are generally outside of our control and could lead to persistence of, or increase in, the oversupply of the types of assets that we acquire, which could materially adversely affect our results of operations and cash flow. In addition, lessees may redeliver our assets to locations where there is oversupply, which may lead to additional repositioning costs for us if we move them to areas with higher demand. Positioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessees of the equipment or pick-up charges paid by the new lessees. Positioning expenses can be significant if a large portion of our assets are returned to locations with weak demand, which could materially adversely affect our business, prospects, financial condition, results of operations and cash flow.

There can be no assurance that any target returns will be achieved.

Our target IRRs for assets are targets only and are not forecasts of future profits. Although target IRRs are presented as a specific range, the actual returns achieved by our assets may vary from the target IRRs included in this prospectus and these variations may be material. Our target IRR range is based on our Manager’s assessment of appropriate expectations for returns on assets and the ability of our Manager to enhance the return generated by those assets through active management. There can be no assurance that these assessments and expectations will be achieved and failure to achieve any or all of them may materially adversely impact our ability to achieve target IRRs with respect to any or all of our assets.

In addition, our target IRRs are based on estimates and assumptions regarding a number of other factors, including, without limitation, holding periods, the absence of material adverse events affecting specific investments (which could include, without limitation, natural disasters, terrorism, social unrest or civil disturbances), general and local economic and market conditions, changes in law, taxation, regulation or governmental policies and changes in the political approach to transportation investment, either generally or in specific countries in which we may invest or seek to invest. Many of these factors, as well as the other risks described elsewhere in this prospectus, are beyond our control and all could adversely affect our ability to achieve a target IRR with respect to an asset. Further, target IRRs are targets for the return generated by specific assets and not by FTAI itself. Numerous factors could prevent FTAI from achieving similar returns, notwithstanding the performance of individual assets, including, without limitation, taxation and fees payable by FTAI or its operating subsidiaries, including fees payable to our Manager and the General Partner.

There can be no assurance that the returns generated by any of our assets will meet our target IRRs, or any other level of return, or that we will achieve or successfully implement our asset acquisition objectives, and failure to achieve the target IRR in respect of any of our assets could, among other things, have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow. Further, even if the returns generated by individual assets meet target IRRs, there can be no assurance that the returns generated by other existing or future assets would do so, and the historical performance of the assets in our existing portfolio should not be considered as indicative of future results with respect to any assets.

Contractual defaults may adversely affect our business, prospects, financial condition, results of operations and cash flows by decreasing revenues and increasing storage, positioning, collection, recovery and lost equipment expenses.

The success of our business depends in large part on the success of the operators in the sectors in which we participate. Cash flows from our assets are substantially impacted by our ability to collect compensation and other amounts to be paid in respect of such assets from the customers with which we enter into leases, charters or other contractual arrangements. Inherent in the nature of the leases, charters and other arrangements for the use of such assets is the risk that we may not receive, or may experience delay in realizing, such amounts to be paid. While we target the entry into contracts with credit-worthy counterparties, no assurance can be given that such counterparties will perform their obligations during the term of the leases, charters or other contractual arrangements. In addition, when counterparties default, we may fail to recover all of our assets, and the assets we do recover may be returned in damaged condition or to locations where we will not be able to efficiently lease, charter or sell them.

Depending on the specific sector, the risk of contractual defaults may be elevated due to excess capacity as a result of oversupply during the recent economic downturn. Such excess capacity has placed price pressure on some of our customers, and we expect excess capacity in the transportation market to persist for several more years and continue to adversely impact our customers. See “—The industries in which we operate have experienced periods of oversupply during which lease rates and asset values have declined, particularly during the financial crisis, and any future oversupply could materially adversely affect our results of operations and cash flows” above. As a result, any default by a material customer would have a significant impact on our profitability at the time the customer defaulted, which could materially adversely affect our operating results and growth prospects. In addition, some of our counterparties may reside in jurisdictions with legal and regulatory regimes that make it difficult and costly to enforce such counterparties’ obligations.

We may not be able to renew or obtain new or favorable charters or leases, which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

Our operating leases are subject to greater residual risk than direct finance leases because we will own the assets at the expiration of an operating lease term and we may be unable to renew existing charters or leases at favorable rates, or at all, or sell the leased or chartered assets, and the residual value of the asset may be lower than anticipated. In addition, our ability to renew existing charters or leases or obtain new charters or leases will also depend on prevailing market conditions, and upon expiration of the contracts governing the leasing or charter of the applicable assets, we may be exposed to increased volatility in terms of rates and contract provisions. Likewise, our customers may reduce their activity levels or seek to terminate or renegotiate their charters or leases with us. If we are not able to renew or obtain new charters or leases in direct continuation, or if new charters or leases are entered into at rates substantially below the existing rates or on terms otherwise less favorable compared to existing contractual terms, or if we are unable to sell assets for which we are unable to obtain new contracts or leases, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

If we acquire a high concentration of a particular type of asset, or concentrate our investments in a particular sector, our business, prospects, financial condition, results of operations and cash flows could be adversely affected by changes in market demand or problems specific to that asset or sector.

If we acquire a high concentration of a particular asset, or concentrate our investments in a particular sector, our business and financial results could be adversely affected by sector-specific or asset-specific factors. For example, if a particular sector experiences difficulties such as increased competition or oversupply, the operators we rely on as a lessor may be adversely affected and consequently our business and financial results may be similarly affected. If we acquire a high concentration of a particular asset and the market demand for a particular asset declines, it is redesigned or replaced by its manufacturer or it experiences design or technical problems, the value and rates relating to such asset may decline, and we may be unable to lease or charter such asset on favorable terms, if at all. Any decrease in the value and rates of our assets may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We operate in highly competitive markets.

The business of acquiring transportation and infrastructure assets is highly competitive. Market competition for opportunities includes traditional transportation and infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds and other private investors, including other affiliates of Fortress. Some of these competitors may have access to greater amounts of capital and/or to capital that may be committed for longer periods of time or may have different return thresholds than us, and thus these competitors may have certain advantages not shared by us. In addition, competitors may have incurred, or may in the future incur, leverage to finance their debt investments at levels or on terms more favorable than those available to us. Strong competition for investment opportunities could result in fewer such opportunities for us, as certain of these competitors have established and are establishing investment vehicles that target the same types of assets that we intend to purchase.

In addition, some of our competitors may have longer operating histories, greater financial resources and lower costs of capital than us, and consequently, may be able to compete more effectively in one or more of our target markets. We likely will not always be able to compete successfully with our competitors and competitive pressures or other factors may also result in significant price competition, particularly during industry downturns, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Litigation to enforce our contracts and recover our assets has inherent uncertainties that are increased by the location of our assets in jurisdictions that have less developed legal systems.

While some of our contractual arrangements are governed by New York law and provide for the non-exclusive jurisdiction of the courts located in the state of New York, our ability to enforce our counterparties’ obligations under such contractual arrangements is subject to applicable laws in the jurisdiction in which enforcement is sought. It is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the our owned assets in various jurisdictions cannot be predicted. To the extent more of our business shifts to areas outside of the United States and Europe, such as China, it may become more difficult and expensive to enforce our rights and recover our containers.

Certain liens may arise on our assets.

Certain of our assets are currently subject to liens relating to existing financing arrangements and, in the event of a default under any of those arrangements, the lenders thereunder would be permitted to take possession of or sell such assets. In addition, our currently owned assets and assets that we purchase in the future may be subject to other liens based on the industry practices relating to such assets. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our assets, and to the extent our lessees or charterers do not comply with their obligations to discharge any liens on the applicable assets, we may find it necessary to pay the claims secured by such liens in order to repossess such assets. Such payments could materially adversely affect our operating results and growth prospects.

The values of the assets that we purchase may fluctuate due to various factors.

The fair market values of our assets may decrease or increase depending on a number of factors, including the prevailing level of charter or lease rates from time to time, general economic and market conditions affecting our target markets, type and age of assets, supply and demand for assets, competition, new governmental or other regulations and technological advances, all of which could impact our profitability and our ability to lease, charter or sell such assets. In addition, our assets depreciate as they age and may generate lower revenues and cash flows. We must be able to replace such older, depreciated assets with newer assets, or our ability to maintain or increase our revenues and cash flows will decline. In addition, if we dispose of an asset for a price that is less than the depreciated book value of the asset on our balance sheet or if we determine that an asset’s value has been impaired, we will recognize a related charge in our consolidated statement of operations and such charge could be material.

We may decide to pursue joint ventures or partnerships that may present unforeseen integration obstacles or costs.

We have acquired and may in the future acquire interests in certain assets in cooperation with third-party partners or co-investors through jointly-owned acquisition vehicles, joint ventures or other structures. In these co-investment situations, our ability to control the management of such assets depends upon the nature and terms of the joint arrangements with such partners and our relative ownership stake in the asset, each of which will be determined by negotiation at the time of the investment and the determination of which is subject to the discretion of our Manager. Depending on our Manager’s perception of the relative risks and rewards of a particular asset, our Manager may elect to acquire interests in structures that afford relatively little or no operational and/or management control to us. Such arrangements present risks not present with wholly-owned assets, such as the possibility that a co-investor becomes bankrupt, develops business interests or goals that conflict with our interests and goals in respect of the assets, all of which could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

We are subject to the risks and costs of obsolescence of our assets.

Technological and other improvements expose us to the risk that certain of our assets may become technologically or commercially obsolete. For example, in our Aviation segment, as manufacturers introduce technological innovations and new types of aircraft, some of our assets could become less desirable to potential lessees. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by us. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of our aircraft less desirable and less valuable in the marketplace. In our Offshore Energy segment, development and construction of new, sophisticated, high-specification assets could cause our assets to become less desirable to potential charterers, and insurance rates may also increase with the age of a vessel, making older vessels less desirable to potential charterers. Any of these risks may adversely affect our ability to lease, charter or sell our assets on favorable terms, if at all, which could materially adversely affect our operating results and growth prospects.

Our assets are exposed to unplanned interruptions caused by catastrophic events outside of our control which may disrupt our business and cause damage or losses that may not be adequately covered by insurance.

The operations of transportation and infrastructure projects are exposed to unplanned interruptions caused by significant catastrophic events, such as cyclones, earthquakes, landslides, floods, explosions, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely impact the cash flows available from these assets. For example, the 2011 earthquake in Japan and the related nuclear reactor accidents have caused the disruption of cargo shipping lines by closing off certain ports and requiring additional precautionary and safety measures at other ports around the world. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in temporary or permanent loss of customers, substantial litigation or penalties for regulatory or contractual non-compliance, and any loss from such events may not be recoverable under relevant insurance policies. Although we believe that we are adequately insured against these types of events, either indirectly through our lessees or charterers or through our own insurance policies, no assurance can be given that the occurrence of any such event will not materially adversely affect us. In addition, if a lessee or charter is not obligated to maintain sufficient insurance, we may incur the costs of additional insurance coverage during the related lease or charter. We can give no assurance that such insurance will be available at commercially reasonable rates, if at all.

Our assets generally require routine maintenance, and we may be exposed to unforeseen maintenance costs.

We may be exposed to unforeseen maintenance costs for our assets associated with a lessee’s or charterer’s failure to properly maintain the asset. We enter into leases and charters with respect to some of our assets pursuant to which the lessees are primarily responsible for many obligations, which generally include complying with all governmental requirements applicable to the lessee or charterer, including operational, maintenance, government agency oversight, registration requirements and other applicable directives. Failure of a lessee or charterer to perform required maintenance during the term of a lease or charter could result in a decrease in value of an asset, an inability to re-lease or charter an asset at favorable rates, if at all, or a potential inability to utilize an asset. Maintenance failures would also likely require us to incur maintenance and modification costs upon the termination of the applicable lease or charter; such costs to restore the asset to an acceptable condition prior to re-leasing, charter or sale could be substantial. Any failure by our lessees or charterers to meet their obligations to perform required scheduled maintenance or our inability to maintain our assets could materially adversely affect our business, prospects, financial condition, results of operations and cash flows.

Some of our customers operate in highly regulated industries and changes in laws or regulations, including laws with respect to international trade, may adversely affect our ability to lease, charter or sell our assets.

Some of our customers operate in highly regulated industries. A number of our contractual arrangements require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under such arrangements and for the export, import or re-export of the related assets. Failure to obtain certain licenses and approvals could negatively affect our ability to conduct our business. In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. If any such regulations or sanctions affect the asset operators that are our customers, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

Certain of our assets are subject to purchase options held by the charterer or lessee of the asset which, if exercised, could reduce the size of our asset base and our future revenues.

We have granted purchase options to the charterers and lessees of certain of our assets. The market values of these assets may change from time to time depending on a number of factors, such as general economic and market conditions affecting the industries in which we operate, competition, cost of construction, governmental or other regulations, technological changes and prevailing levels of charter or lease rates from time to time. The purchase price under a purchase option may be less than the asset’s market value at the time the option may be exercised. In addition, we may not be able to obtain a replacement asset for the price at which the asset is sold. In such cases, our business, prospects, financial condition, results of operations and cash flows may be materially adversely affected.

The profitability of our Offshore Energy segment may be impacted by the profitability of the offshore oil and gas industry generally, which is significantly affected by, among other things, volatile oil and gas prices.

Demand for assets in the Offshore Energy segment and our ability to secure charter contracts for our assets at favorable charter rates following expiry or termination of existing charters will depend, among other things, on the level of activity in the offshore oil and gas industry. The offshore oil and gas industry is cyclical and volatile, and demand for oil-service assets depends on, among other things, the level of development and activity in oil and gas exploration, as well as the identification and development of oil and gas reserves and production in offshore areas worldwide. The availability of high quality oil and gas prospects, exploration success, relative production costs, the stage of reservoir development, political concerns and regulatory requirements all affect the level of activity for charterers of oil-service vessels. Accordingly, oil and gas prices and market expectations of potential changes in these prices significantly affect the level of activity and demand for oil-service assets. Oil and gas prices can be extremely volatile and are affected by numerous factors beyond the Company’s control, such as: worldwide demand for oil and gas; costs of exploring, developing, producing and delivering oil and gas; expectations regarding future energy prices; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and impact pricing; the level of production in non-OPEC countries; governmental regulations and policies regarding development of oil and gas reserves; local and international political, economic and weather conditions; domestic and foreign tax policies; political and military conflicts in oil-producing and other countries; and the development and exploration of alternative fuels. Any reduction in the demand for our assets due to these or other factors could materially adversely affect our operating results and growth prospects.

Our Shipping Containers segment is affected by the lack of an international title registry for containers, which increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a unique four letter prefix to every container in accordance with International Standardization Organization (“ISO”) standard 6346 (Freight container coding, identification and marking) there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interest in containers. While this has not historically had a material impact on our Shipping Containers segment, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties, such as creditors of end-users, who may improperly claim ownership of the containers, especially in countries with less developed legal systems.

Our international operations involve additional risks, which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

We and our customers operate in various regions throughout the world. As a result, we may, directly or indirectly, be exposed to political and other uncertainties, including risks of:

•	terrorist acts, armed hostilities, war and civil disturbances;

•	acts of piracy;

•	significant governmental influence over many aspects of local economies;

•	seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	political unrest;

•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	import-export quotas, wage and price controls, imposition of trade barriers;

•	U.S. and foreign sanctions or trade embargoes;

•	restrictions on the transfer of funds into or out of countries in which we operate;

•	compliance with U.S. Treasury sanctions regulations restricting doing business with certain nations or specially designated nationals;

•	regulatory or financial requirements to comply with foreign bureaucratic actions;

•	changing taxation policies, including confiscatory taxation;

•	other forms of government regulation and economic conditions that are beyond our control; and

•	governmental corruption.

Any of these or other risks could adversely impact our customers’ international operations which could materially adversely impact our operating results and growth opportunities.

Investments in emerging markets are subject to greater risks than developed markets and could adversely affect our business, prospects, financial condition, results of operations and cash flows.

When we acquire assets in emerging markets, additional risks may be encountered that could adversely affect our business. Emerging market countries have less developed economies and infrastructure and are often more vulnerable to economic and geopolitical challenges and may experience significant fluctuations in gross domestic product, interest rates and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by government authorities. In addition, the currencies in which investments are denominated may be unstable, may be subject to significant depreciation and may not be freely convertible or may be subject to the imposition of other monetary or fiscal controls and restrictions.

Emerging markets are still in relatively early stages of their development and accordingly may not be highly or efficiently regulated. Moreover, emerging markets tend to be shallower and less liquid than more established markets which may adversely affect our ability to realize profits from our assets in emerging markets when we desire to do so or receive what we perceive to be their fair value in the event of a realization. In some cases, a market for realizing profits from an investment may not exist locally. In addition, issuers based in emerging markets are not generally subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to issuers based in more developed countries, thereby potentially increasing the risk of fraud and other deceptive practices. Settlement of transactions may be subject to greater delay and administrative uncertainties than in developed markets and less complete and reliable financial and other information may be available to investors in emerging markets than in developed markets. In addition, economic instability in emerging markets could adversely affect the value of our assets subject to leases or charters in such countries, or the ability of our lessees or charters, which operate in these markets, to meet their contractual obligations. As a result, lessees or charterers that operate in emerging market countries may be more likely to default under their contractual obligations than those that operate in developed countries. Liquidity and volatility limitations in these markets may also adversely affect our ability to dispose of our assets at the best price available or in a timely manner.

As we have and may continue to acquire assets located in emerging markets, we may be exposed to any one or a combination of these risks, which could adversely affect our operating results.

Terrorist attacks could negatively impact our operations and our profitability and may expose us to liability and reputational damage.

Terrorist attacks may negatively affect our operations. Such attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could similarly affect world trade and the industries in which we and our customers operate. In addition, terrorist attacks or hostilities may directly impact airports or aircraft, ports where our containers and vessels travel, or our physical facilities or those of our customers. In addition, it is also possible that our assets could be involved in a terrorist attack. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have a material adverse effect on our operations. Although our lease and charter agreements generally require the counterparties to indemnify us against all damages arising out of the use of our assets, and we carry insurance to potentially offset any costs in the event that our customer indemnifications prove to be insufficient, our insurance does not cover certain types of terrorist attacks, and we may not be fully protected from liability or the reputational damage that could arise from a terrorist attack which utilizes our assets.

Because we are a recently incorporated company with a limited operating history, our historical financial and operating data may not be representative of our future results.

We are a recently incorporated company with a limited operating history. Our results of operations, financial condition and cash flows reflected in our consolidated financial statements may not be indicative of the results we would have achieved if we were a public company or results that may be achieved in future periods. Consequently, there can be no assurance that we will be able to generate sufficient income to pay our operating expenses and make satisfactory distributions to our shareholders, or any distributions at all.

Further, we will only make acquisitions identified by our Manager. As a result of this concentration of assets, our financial performance will depend on the performance of our Manager in identifying target assets, the availability of opportunities falling within our asset acquisition strategy and the performance of those underlying assets.

Future changes in accounting rules could significantly impact how both we and our customers account for our leases.

Our consolidated financial statements are prepared in accordance with GAAP. In May 2013, the Financial Accounting Standards Board (“FASB”) issued a revised exposure draft, “Leases” (the “Lease ED”), which would replace the existing guidance in the Accounting Standards Codification 840 (“ASC 840”), Leases. Pursuant to the Lease ED, leases would be classified as either leases of property or leases of assets other than property. Leases of property will continue to use operating lease accounting. Leases of other than property would use the receivable residual approach. Under the receivable residual approach, a lease receivable would be recognized for the lessor’s right to receive lease payments, a portion of the carrying amount of the underlying asset would be allocated between the right of use granted to the lessee and the lessor’s residual value and profit or loss would only be recognized at commencement if it is reasonably assured. It is anticipated that the final standard would have an effective date no earlier than 2017. When and if the proposed guidance becomes effective, it may have a significant impact on our consolidated financial statements. Although the presentation of our financial statements, and those of our lessees would change under the proposed standard, our management does not believe the proposed standard will have a material impact on our business.

Our leases and charters require payments in U.S. dollars, but many of our customers operate in other currencies; if foreign currencies devalue against the U.S. dollar, our lessees or charterers may be unable to meet their payment obligations to us in a timely manner.

Our current leases and charters require that payments be made in U.S. dollars. If the currency that our lessees or charterers typically use in operating their businesses devalues against the U.S. dollar, our lessees or charterers could encounter difficulties in making payments to us in U.S. dollars. Furthermore, many foreign countries have currency and exchange laws regulating international payments that may impede or prevent payments from being paid to us in U.S. dollars. Future leases or charters may provide for payments to be made in euros or other foreign currencies. Any change in the currency exchange rate that reduces the amount of U.S. dollars obtained by us upon conversion of future lease payments denominated in euros or other foreign currencies, may, if not appropriately hedged by us, have a material adverse effect on us and increase the volatility of our earnings.

Our inability to obtain sufficient capital would constrain our ability to grow our portfolio and to increase our revenues.

Our business is capital intensive, and we have used and may continue to employ leverage to finance our operations. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on the availability and cost of debt and equity capital. Additionally, our ability to borrow against our assets is dependent, in part, on the appraised value of such assets. If the appraised value of such assets declines, we may be required to reduce the principal outstanding under our debt facilities or otherwise be unable to incur new borrowings.

We can give no assurance that the capital we need will be available to us on favorable terms, or at all. Our inability to obtain sufficient capital, or to renew or expand our credit facilities, could result in increased funding costs and would limit our ability to:

•	meet the terms and maturities of our existing and future debt facilities;

•	purchase new assets or refinance existing assets;

•	fund our working capital needs and maintain adequate liquidity; and

•	finance other growth initiatives.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). We are a holding company that is not an investment company because we are engaged in the business of holding securities of our wholly-owned and majority-owned subsidiaries, which are engaged in transportation and related businesses which lease assets pursuant to operating leases. The Investment Company Act may limit our and our subsidiaries’ ability to enter into financing leases and engage in other types of financial activity. If we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation that would significantly change our operations, and we would not be able to conduct our business as described in this prospectus. We have not obtained a formal determination from the SEC as to our status under the Investment Company Act and, consequently, any violation of the Investment Company Act would subject us to material adverse consequences.

Risks Related to Our Manager

We are dependent on our Manager and other key personnel at Fortress and may not find suitable replacements if our Manager terminates the Management Agreement or if other key personnel depart.

We have no employees. Our officers and other individuals who perform services for us are employees of our Manager. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost, or at all. Furthermore, we are dependent on the services of certain key employees of our Manager and certain key employees of Fortress whose compensation is partially or entirely dependent upon the amount of management or incentive compensation earned by our Manager or the General Partner and whose continued service is not guaranteed, and the loss of such personnel or services could materially adversely affect our operations. We do not have key man insurance for any of our key personnel. An inability to find a suitable replacement for any departing employee of our Manager or Fortress on a timely basis could materially adversely affect our ability to operate and grow our business.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement and the Partnership Agreement were not negotiated at arm’s-length, and their terms, including fees payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates—including investment funds, private investment funds, or businesses managed by our Manager, including Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C.—invest in transportation and infrastructure assets and whose investment objectives overlap with our asset acquisition objectives. Certain opportunities appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our board of directors and employees of our Manager who are our officers also serve as officers and/or directors of these other entities. For example, we have some of the same directors and officers as Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C.. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress, including Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C., for certain target assets. From time to time, affiliates of Fortress focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of our target segments, each with significant current or expected capital commitments. We intend to co-invest with these funds in transportation and infrastructure assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $55 billion of assets under management as of June 30, 2013.

Our Management Agreement generally does not limit or restrict our Manager or its affiliates from engaging in any business or managing other pooled investment vehicles that invest in assets that meet our asset acquisition objectives. Our Manager intends to engage in additional transportation and infrastructure related management and transportation, infrastructure and other investment opportunities in the future, which may compete with us for investments or result in a change in our current investment strategy. In addition, our memorandum of association provides that if Fortress or an affiliate or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our shareholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of Fortress or its affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of FTAI and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Fortress or its affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, including Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C., which may include, but are not limited to, certain financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The structure of our Manager’s and the General Partner’s compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee and the General Partner is entitled to receive incentive distributions from Holdco that are each based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. In addition, because the General Partner and our Manager are both affiliates of Fortress, the incentive compensation to the General Partner may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and our common shares.

Our directors have approved a broad strategy for our Manager and do not approve each acquisition made by our Manager. In addition, we may change our strategy without a shareholder vote, which may result in our acquiring assets that are different, riskier or less profitable than our current assets.

Our Manager is authorized to follow a broad strategy. Consequently, our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in our existing portfolio. Our directors will periodically review our strategy and our portfolio of assets. However, our board does not review or pre-approve each proposed acquisition or our related financing arrangements. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to reverse by the time they are reviewed by the directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our asset acquisition strategy, including our target asset classes, without a shareholder vote.

Our asset acquisition strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets we target and our ability to finance such assets on a short or long-term basis. Opportunities that present unattractive risk-return profiles relative to other available opportunities under particular market conditions may become relatively attractive under changed market conditions and changes in market conditions may therefore result in changes in the assets we target. Decisions to make acquisitions in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce or eliminate our ability to pay dividends on our common shares or have adverse effects on our liquidity or financial condition. A change in our asset acquisition strategy may also increase our exposure to interest rate, foreign currency or credit market fluctuations. In addition, a change in our asset acquisition strategy may increase our use of non-match-funded financing, increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition. For more information about our strategy, see “Business—Asset Acquisition Process” included elsewhere in this prospectus.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our assets.

Pursuant to our Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s shareholders or partners for any acts or omissions by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We will, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager’s due diligence of potential asset acquisitions or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each asset acquisition opportunity or other transaction it pursues. It is possible, however, that our Manager’s due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the asset and will rely on information provided by the seller of the asset. In addition, if asset acquisition opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

Risks Related to Taxation

We expect to be a passive foreign investment company (“PFIC”) and may be a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes.

We expect to be treated as a PFIC and may be a CFC for U.S. federal income tax purposes. If you are a U.S. person and do not make certain elections with respect to your investment, unless we are a CFC and you own 10% of our voting shares, you would be subject to special deferred tax and interest charges with respect to certain distributions on our common shares, any gain realized on a disposition of our common shares and certain other events. The effect of these deferred tax and interest charges could be materially adverse to you. Alternatively, if you are a U.S. person and make one of such elections, or if we are a CFC and you own 10% or more of our voting shares, you will not be subject to those charges, but could recognize taxable income in a taxable year with respect to our common shares in excess of any distributions that we make to you in that year, thus giving rise to so-called “phantom income” and to a potential out-of-pocket tax liability.

Distributions made to a U.S. person that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and “qualified foreign corporations “ The more favorable rates applicable to regular corporate dividends could cause individuals to perceive investment in our shares to be relatively less attractive than investment in the shares of other corporations, which could adversely affect the value of our shares.

We may not be eligible for an exemption from U.S. federal income taxation on certain rental income from the operation of aircraft and ships used to transport passengers or cargo in international traffic, and if substantially all of the U.S. source rental income of our foreign subsidiaries from the operation of aircraft or ships used to transport passengers or cargo in international traffic is attributable to activities of personnel based in the United States, our foreign subsidiaries could be subject to U.S. federal income taxation on a net income basis rather than at a rate of 4% of their U.S. source gross rental income, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”) provides an exemption from U.S. federal income taxation with respect to rental income derived from aircraft and ships used to transport passengers or cargo in international traffic by certain foreign corporations. It is unclear whether we will be eligible for this exemption as our stock will be traded on the market following the offering and changes in our ownership or the amount of our shares that are traded could cause us to cease to be eligible for such exemption. We can satisfy the requirements for the exemption under Section 883 in any year if, for more than half the days of such year, our shares are primarily and regularly traded on a recognized exchange and certain shareholders, each of whom owns 5% or more of our shares (applying certain attribution rules), do not collectively own more than 50% of our shares. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if (1) the number of trades in our shares effected on such recognized stock exchanges exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (2) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (3) the aggregate number of our shares traded on such stock exchanges during the taxable year is at least 10% of the average number of our shares outstanding in that class during that year. If our shares do not satisfy these requirements, then we may not be eligible for the Section 883 exemption with respect to rental income earned by aircraft or ships used to transport passengers or cargo in international traffic.

If we are not eligible for the exemption under Section 883 of the Code, we expect that the U.S. source rental income of our foreign subsidiaries from the international operation of aircraft or ships used to transport passengers or cargo generally will be subject to U.S. federal income taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, one of our foreign subsidiaries treated as a corporation did not comply with certain administrative guidelines of the U.S. Internal Revenue Service, or the IRS, such that 90% or more of such subsidiary’s U.S. source rental income from the international operation of aircraft or ships used to transfer passengers or cargo were attributable to the activities of personnel based in the United States (in the case of time-charter leases) or from “regularly scheduled transportation” as defined is such administrative guidelines (in the case of bareboat leases), such subsidiary’s U.S. source rental income would be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, such subsidiary’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, such subsidiary would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We may be subject to income, withholding or other taxes in certain non-U.S. jurisdictions by reason of our activities and operations, where our assets are used, or where the lessees of our assets (or others in possession of our assets) are located, and it is also possible that taxing authorities in any such jurisdictions could assert that we are subject to greater taxation than we currently anticipate. A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the IRS could assert that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax. If we become subject to a significant amount of unanticipated tax liabilities, our business would be adversely affected and decreased earnings would be available for distribution to our shareholders.

Our exemption from certain Bermuda taxes is effective until March 31, 2035, and if it is not extended our results of operations and your investment could be adversely affected.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property leased by us in Bermuda. See “Certain United States Federal Income Tax Considerations—Bermuda Tax Considerations”.

This assurance by the Bermuda Minister of Finance expires on March 31, 2035. There is no guarantee that we will receive a renewed assurance from the Bermuda Minister of Finance, or that the Bermuda Government will not take action to impose taxes on our business. If the Bermuda Government imposed significant taxes on our business, our earnings could decline significantly.

Risks Related to Our Common Shares

There can be no assurance that the market for our shares will provide you with adequate liquidity.

There can be no assurance that an active trading market for our common shares will develop or be sustained in the future. Accordingly, if an active trading market for our common shares does not develop or is not maintained, the liquidity of our common shares, your ability to sell your common shares when desired and the prices that you may obtain for your common shares will be adversely affected.

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. The initial public offering price of our common shares will be determined by negotiation among us, our Manager and its affiliates and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common shares;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and share price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in the United States have experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common shares.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common shares could be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the last day of the fiscal year following the fifth anniversary of this offering, (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. If we take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and our share price may be more volatile.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls, and the outcome of that effort may adversely affect our results of operations, financial condition and liquidity.

As a public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act (the timing of this requirement will be determined based on whether we take advantage of certain JOBS Act provisions applicable to emerging growth companies). Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on the effectiveness of those controls. We must undertake a review of our internal controls and procedures. While we have begun the process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until after this offering is completed. The outcome of our review may adversely affect our results of operations, financial condition and liquidity. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NYSE. Furthermore, if we discover a material weakness, our share price could decline and our ability to raise capital could be impaired.

Your percentage ownership in us may be diluted in the future.

The initial public offering price of our common shares will be substantially higher than the pro forma as adjusted net tangible book value per share issued and outstanding immediately after this offering. Investors who purchase common shares in this offering will pay a price per share that substantially exceeds the net tangible book value per share of our common shares. If you purchase common shares in this offering, you will experience immediate and substantial dilution of $         in the pro forma as adjusted net tangible book value per share, based upon the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). See “Dilution.”

Furthermore, your percentage ownership in FTAI may be diluted in the future because of equity awards that may be granted to our Manager pursuant to our Management Agreement. Upon the successful completion of an offering of our common shares or any preferred shares, we will grant our Manager options to purchase common or preferred shares, as applicable, in an amount equal to 10% of the number of shares being sold in the offering, with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser. For the avoidance of doubt, this initial public offering of our common shares will not constitute an offering for purposes of this provision. If our board of directors adopts an equity compensation plan and makes grants of equity awards to our directors, officers and employees pursuant to any such plan, any such grants would cause further dilution.

Sales or issuances of shares of our common shares could adversely affect the market price of our common shares.

Sales of substantial amounts of shares of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares. The issuance of our common shares in connection with property, portfolio or business acquisitions or the exercise of outstanding options or otherwise could also have an adverse effect on the market price of our common shares. See “Shares Eligible for Future Sale.”

We and the Initial Shareholders have agreed that, for a period of      days from the date of this prospectus, we and they will not, without the prior written consent of             , dispose of or hedge any shares or any securities convertible into or exchangeable for our common shares. The underwriters, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. If the restrictions under the lock-up agreements are waived or upon the expiration of the lock-up agreements, a substantial amount of our common shares may become available for sale into the market, subject to applicable law, which could reduce the market price for our common shares.

The incurrence or issuance of debt, which ranks senior to our common shares upon our liquidation, and future issuances of equity or equity-related securities, which would dilute the holdings of our existing common shareholders and may be senior to our common shares for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our common shares.

We have incurred and may in the future incur or issue debt or issue equity or equity-related securities to finance our operations. Upon our liquidation, lenders and holders of our debt and holders of our preferred shares (if any) would receive a distribution of our available assets before common shareholders. Any future incurrence or issuance of debt would increase our interest cost and could adversely affect our results of operations and cash flows. We are not required to offer any additional equity securities to existing common shareholders on a preemptive basis. Therefore, additional issuances of common shares, directly or through convertible or exchangeable securities (including limited partnership interests in our operating partnership), warrants or options, will dilute the holdings of our existing common shareholders and such issuances, or the perception of such issuances, may reduce the market price of our common shares. Any preferred shares issued by us would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common shareholders. Because our decision to incur or issue debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common shareholders bear the risk that our future incurrence or issuance of debt or issuance of equity or equity-related securities will adversely affect the market price of our common shares.

Our determination of how much leverage to use to finance our operations may adversely affect our return on our assets and may reduce cash available for distribution.

We utilize leverage to finance many of our asset acquisitions, which entitles certain lenders to cash flows prior to retaining a return on our assets. While our Manager targets using only what we believe to be reasonable leverage, our strategy does not limit the amount of leverage we may incur with respect to any specific asset. The return we are able to earn on our assets and cash available for distribution to our shareholders may be significantly reduced due to changes in market conditions, which may cause the cost of our financing to increase relative to the income that can be derived from our assets.

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time.

Although we currently intend to pay regular quarterly dividends to holders of our common shares, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive compensation before any amounts are distributed to the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See “Our Manager and Management Agreement and Other Compensation—Other Incentive Compensation.”

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

Certain provisions of our bye-laws could hinder, delay or prevent a change in control of the Company, which could adversely affect the price of our common shares.

Certain provisions of our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:

•	a classified board of directors with staggered three-year terms;

•	provisions in our bye-laws regarding the election and removal of directors, filling vacancies on the board, classes of directors, the term of office of directors, amalgamations, mergers, the ability to call annual and special general meetings, notice provisions, approval of business combinations, shareholder action by resolution, corporate opportunity and the bye-laws governing the amendment of the foregoing bye-laws, which may be rescinded, altered or amended only upon approval by a resolution of the directors and by a resolution of our shareholders, including the affirmative votes of at least 80% of the votes attaching to all shares in issue entitling the holder to vote on such resolution;

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision in our bye-laws for cumulative voting in the election of directors.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium. See “Description of Share Capital—Anti-Takeover Provisions.”

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

As a public company, we will incur additional costs and face increased demands on our management.

As a newly public company with shares listed on the NYSE, will need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes-Oxley Act, the Dodd–Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors and create additional board committees. In addition, we may incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	changes in economic conditions generally and specifically in our industry sectors, and other risks relating to the global economy;

•	reductions in cash flows received from our assets;

•	our ability to take advantage of acquisition opportunities at favorable prices;

•	a lack of liquidity surrounding our assets, which could impede our ability to vary our portfolio in an appropriate manner;

•	the relative spreads between the yield on the assets we acquire and the cost of financing;

•	adverse changes in the financing markets we access affecting our ability to finance our acquisitions;

•	customers defaults on their obligations;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	the availability and cost of capital for future acquisitions;

•	concentration of a particular type of asset or in a particular sector;

•	competition within the aviation, offshore energy and shipping container sectors;

•	the competitive market for acquisition opportunities;

•	risks related to operating through joint ventures or partnerships or through consortium arrangements;

•	obsolescence of our assets or our ability to sell, re-lease or re-charter our assets;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	the legislative/regulatory environment and exposure to increased economic regulation;

•	exposure to the oil and gas industry’s volatile oil and gas prices;

•	difficulties in obtaining effective legal redress in jurisdictions in which we operate with less developed legal systems;

•	our ability to maintain our exemption from registration under the 1940 Act and the fact that maintaining such exemption imposes limits on our operations;

•	our ability to successfully utilize leverage in connection with our investments;

•	foreign currency risk and risk management activities;

•	effectiveness of our internal controls over financial reporting;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	changes in interest rates and/or credit spreads, as well as the success of any hedging strategy we may undertake in relation to such changes;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	our dependence on our Manager and its professionals and conflicts of interest in our relationship with our manager;

•	volatility in the market price of our common shares;

•	the inability to pay dividends to our shareholders in the future; and

•	other risks described in the “Risk Factors” section of this prospectus.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the              common shares offered hereby are estimated to be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering for general corporate purposes, including to make acquisitions pursuant to our strategy.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization, as of June 30, 2013:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (i) the Reorganization and (ii) the sale of common shares by us in this offering, at an assumed initial public offering price of $ per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013 (in thousands, unaudited)
	Historical	Pro Forma As Adjusted
Cash and cash equivalents	$3,366	$

Debt:
Credit agreement (1)	52,958
Loan payable to non-controlling interest (2)	3,191
Partners’ capital/Shareholders’ equity:
Common shares, $0.01 par value per share; shares authorized; shares issued and outstanding, pro forma as adjusted	—
Partners’ capital	152,353
Accumulated other comprehensive income	410
Non-controlling interest in equity of consolidated subsidiaries	3,319

Total partners’ capital/shareholders’ equity	156,082

Total capitalization	$212,231	$

(1)	Consists of approximately $53 million of outstanding indebtedness of a wholly-owned subsidiary of Holdco, incurred in connection with its the acquisition of shipping containers subject to direct finance leases.
(2)	Consists of approximately $3.2 million owed by a consolidated subsidiary of Holdco to the owner of the non-controlling interest in such consolidated subsidiary.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per common share and the pro forma as adjusted net tangible book value per common share upon consummation of this offering. Pro forma net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of common shares then issued and outstanding after giving effect to the Reorganization.

Our pro forma net tangible book value as of June 30, 2013 would have been approximately $        , or approximately $         per share based on the              common shares that would have been issued and outstanding as of such date. After giving effect to our sale of common shares in this offering at the initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2013 would have been $        , or $         per share (assuming no exercise of the underwriters’ option to purchase additional shares). This represents an immediate and substantial dilution of $         per share to new investors purchasing common shares in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2013	$
Increase in net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $        , our pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution to new investors in this offering by $         per share, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2013, the differences between the number of common shares purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
	(in thousands)			(in thousands)
Existing Shareholders			%			%	$
New Investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $         and $1.00 per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors and average price per share paid by new investors by $         and $         per share, respectively.

If the underwriters’ option to purchase additional shares is fully exercised, the pro forma as adjusted net tangible book value per share after this offering as of June 30, 2013 would have been approximately $         per share and the dilution to new investors per share after this offering would be $         per share.

DIVIDEND POLICY

We intend to pay regular quarterly dividends to holders of our common shares out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive compensation before any amounts are distributed to the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments. See “Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Compensation” for a description of the terms of such compensation arrangements.

Under Bermuda law, a company, acting by its directors, may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than the sum of its liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial information of Holdco. The Company is a newly-incorporated Bermuda exempted company that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement, which have been deemed immaterial and therefore are not presented in the summary historical consolidated financial data. Upon completion of the Reorganization, the Company will own substantially all of the equity interests in Holdco.

The selected consolidated statement of operations data for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, and the summary consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2013 and 2012 and the summary consolidated balance sheet data as of June 30, 2013 and 2012 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, 2013 (unaudited)	Six Months Ended June 30, 2012 (unaudited)
	(in thousands)
Statement of Operations data:
Lease income	$126	$740	$2,363	$28
Maintenance revenue	2,255	371	89	2,255
Finance lease income	94	—	3,315	—
Other income, net	1,014	16	51	989

Total revenues	3,489	1,127	5,818	3,272

Repairs and maintenance	1,275	—	470	—
Management fees	520	63	947	131
General and administrative	1,745	2,369	1,050	660
Depreciation and amortization	887	227	1,217	360
Interest expense	30	—	1,199	—

Total expenses	4,457	2,659	4,883	1,151

Equity in earnings of unconsolidated entities, net of premium amortization of $69, $0, $53 and $16, respectively	3,162	—	5,887	616
Gain on sale of equipment	—	—	1,820	—

Net income (loss)	2,194	(1,532)	8,642	2,737
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	92	—

Net income (loss) attributable to partners	$2,194	$(1,532)	$8,550	$2,737

Pro forma net income per share (1)
Basic
Diluted
Pro forma number of shares outstanding:
Basic
Diluted

	December 31,		June 30, 2013	June 30, 2012
	2012	2011	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet data:
Total assets	$170,574	$17,316	$215,899	$36,158
Debt obligations	55,991	—	56,149	—
Total liabilities	58,559	6,461	59,817	2,158
Total partners’ capital	112,015	10,855	156,082	34,000

(1)	Pro forma net income per share for the year ended December 31, 2012 and the six months ended June 30, 2013 gives effect to the Reorganization as if it had occurred on January 1, 2012.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 presents our combined consolidated results of operations giving pro forma effect to the items listed below as if such transactions occurred on January 1, 2012. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information. The pro forma adjustments principally give effect to the acquisition of a 16.67% interest in an offshore energy joint venture as if such acquisition had occurred on January 1, 2012. We have not made any pro forma adjustments to our compensation and related costs, or any of our other expense items, relating to reporting, compliance or investor relations costs, or other incremental costs that we may incur as a public company, including costs relating to compliance with Section 404 of the Sarbanes-Oxley Act.

The unaudited pro forma combined consolidated financial information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma combined consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition had we consummated the aforementioned acquisition or operated as a public company during the periods presented. The unaudited pro forma combined consolidated financial information also does not project our results of operations or financial condition for any future period or date.

Unaudited Pro Forma Combined Consolidated

Statement of Operations

For the Year Ended December 31, 2012

	Pro Forma Adjustments
		(in thousands)

	Year Ended December 31, 2012	Acquisition of Interest in Unconsolidated Entity	Pro Forma Adjusted
Revenues
Lease income	$126	$—	$—
Maintenance revenue	2,255	—	—
Finance lease income	94	—	—
Other income, net	1,014	—	—

Total revenues	3,489	—	—

Expenses
Repairs and maintenance	1,275	—	—
Management fees	520	—	—
General and administrative	1,745	—	—
Depreciation and amortization	887	—	—
Interest expense	30	—	—

Total expense	4,457	—	—

Other income (expense)
Equity in earnings of unconsolidated entities, net of premium amortization of $69	3,162	1,088
Gain on sale of equipment	—	—	—

Total other income (expense)	3,162	—	—

Net income (loss)	2,194	—	—
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	—

Net income (loss) attributable to partners	$2,194	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We invest in high quality transportation and infrastructure assets that generate stable cash flows and attractive, risk-adjusted returns through contracted usage payments and capital appreciation over time. We target assets level IRRs of 15% to 25% with the use of what we believe to be reasonable leverage and intend to pay regular quarterly dividends. We are externally managed by an affiliate of Fortress. As of June 30, 2013, we had total consolidated assets of $215.9 million and total equity capital of $156.1 million.

Operating Segments

Our reportable segments are strategic business units comprised of interests in different types of transportation and infrastructure assets. Each segment requires different investment strategies. We currently conduct our business through the following three reportable segments: Aviation, Offshore Energy, and Shipping Containers. Aviation consists of aircraft and aircraft engines held for lease and are typically held long-term. Offshore Energy consists of vessels and equipment that support offshore oil and gas activities and are typically subject to long-term leases, and also includes an interest in an unconsolidated entity which owns a derrick pipe-laying barge. Shipping Containers consists of interests in shipping containers subject to operating and direct finance leases and also includes an interest in an unconsolidated entity engaged in the acquisition and leasing of shipping containers (on both an operating lease and a direct finance lease basis). References to “Other” in this section with respect to historical periods are to Holdco. The Company will not conduct any operations other than its direct ownership of Holdco. Unallocated partnership level general and administrative expenses and management fees are captured in the column entitled “Other” in the accompanying tables. We evaluate asset performance primarily based on segment net income.

Our Assets

The following is a summary of our existing assets as of June 30, 2013:

•	Aviation (approximately 21% of our invested equity)—We own ten commercial jet engines that are compatible with Boeing 737, 747 and 767 aircraft models, as well as one Boeing 757 aircraft. Our aviation assets are primarily on short-term leases with airlines located around the globe. Our aviation portfolio is currently unleveraged.

•	Offshore energy (approximately 39% of our invested equity)—We own two assets in offshore energy equipment including one remote operated vehicle (an “ROV”) support vessel as well as a 16.67% interest in an entity that owns a derrick pipelay barge. Both of our assets in our Offshore Energy segment are subject to long-term charters, whereby the operator assumes the operating expense and utilization risk for the vessels. The locally based operators with whom we partner operate our vessels for large energy companies, some of whom are national oil companies. Our offshore energy portfolio is approximately 15% levered on a weighted-average basis.

•	Shipping containers (approximately 40% of our invested equity)—We own, either directly or through a joint venture, interests in approximately 175,000 maritime shipping containers. All of our shipping containers are on long-term leases to various shipping companies located around the globe, primarily on a finance lease basis with required or bargain purchase obligations. Our shipping container portfolio is currently approximately 72% levered on a weighted-average basis.

Results of Operations

Discussed below are our consolidated results of operations for each of our reportable segments (all dollar amounts are expressed in thousands).

Comparison of the year ended December 31, 2012 (“2012”) to the period from June 23, 2011 (commencement of operations) to December 31, 2011 (“2011”)

We commenced operations on June 23, 2011 and acquired our first asset, a Boeing 757 passenger aircraft with an in-place lease, in September 2011. We did not acquire any additional assets in 2011. During 2012, we made additional asset acquisitions in the Aviation, Offshore Energy and Shipping Containers segments. The following table summarizes the changes in our results of operations for 2012 compared to 2011:

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Increase (Decrease)
	(in thousands)
Revenues
Lease income	$126	$740	$(614)
Maintenance revenue	2,255	371	1,884
Finance lease income	94	—	94
Other income, net	1,014	16	998

Total revenues	3,489	1,127	2,362

Expenses
Repairs and maintenance	1,275	—	1,275
Management fees	520	63	457
General and administrative	1,745	2,369	(624)
Depreciation and amortization	887	227	660
Interest expense	30	—	30

Total expenses	4,457	2,659	1,798

Other income (expense)
Equity in earnings of unconsolidated entities, net of premium amortization of $69 and $0, respectively	3,162	—	3,162
Gain on sale of equipment	—	—	—

Total other income (expense)	3,162	—	3,162

Net income (loss)	2,194	(1,532)	3,726
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	—

Net income (loss) attributable to partners	$2,194	$(1,532)	$3,726

The following table summarizes key factors impacting changes in our revenues for 2012 compared to 2011 on a segment by segment basis:

	Year Ended December 31, 2012					Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
	(in thousands)						(in thousands)
Revenues
Lease income	$126	$—	$—	$—	$126	$740	$—	$—	$—	$740
Maintenance revenue	2,255	—	—	—	2,255	371	—	—	—	371
Finance lease income	—	—	94	—	94	—	—	—	—	—
Other income, net	989	—	25	—	1,014	16	—	—	—	16

Total revenues	$3,370	$—	$119	$—	$3,489	$1,127	$—	$—	$—	$1,127

Total revenue increased by $2,362 from 2011 to 2012 and was primarily driven by events within the Aviation segment, where the occurrence of an early passenger aircraft lease termination in January 2012 resulted in a reduction of lease income, which declined by $614 as the aircraft was on lease for less than a month in 2012 compared to almost four months in 2011. This reduction was offset by significant increases in maintenance revenue and other revenue. Maintenance revenue increased by $1,884 principally due to the retention of $2,255 in maintenance deposits following the termination of the lease on the aircraft. Other income increased by $998 primarily due to the retention of $1,500 of security deposits, which were forfeited by the tenant pursuant to the lease terms, which increase was offset by the write-off of the unamortized portion of the acquired lease intangible asset in the amount of $511.

During 2012, we made our initial acquisitions in the Shipping Containers segment and recognized $94 in finance lease income related to the acquisition and leaseback of a portfolio of shipping containers in December 2012.

The following table summarizes key factors impacting changes in our expenses for 2012 compared to 2011 on a segment by segment basis:

	Year Ended December 31, 2012					Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
	(in thousands)						(in thousands)
Expenses
Repairs and maintenance	$1,275	$—	$—	$—	$1,275	$—	$—	$—	$—	$—
Management fees	—	—	—	520	520	—	—	—	63	63
General and administrative	888	106	182	569	1,745	68	—	—	2,301	2,369
Depreciation and amortization	886	—	1	—	887	227	—	—	—	227
Interest expense	—	—	30	—	30	—	—	—	—	—

Total expenses	$3,049	$106	$213	$1,089	$4,457	$295	$—	$—	$2,364	$2,659

Total expenses increased by $1,798 for 2012 compared to 2011. This increase was driven primarily by increases in each of our primary operating segments, as follows:

Aviation (increase of $2,754):

•	Repairs and maintenance increased by $1,275 as a result of expenses incurred subsequent to the repossession of the aircraft upon the termination of a passenger aircraft lease in January 2012;

•	General and administrative expenses increased by $820 primarily related to professional fees associated with the termination of the passenger aircraft lease, repossession of the aircraft and supervision of maintenance activities; and

•	Depreciation and amortization increased by $659 as a result of a full year of depreciation of the passenger aircraft in 2012 as well as a partial year of depreciation of aircraft engines acquired during 2012.

Offshore Energy (increase of $106):

•	General and administrative expenses increased by $106 in connection with the sourcing of potential investments.

Shipping Containers (increase of $213):

•	General and administrative expenses increased by $182 in connection with the sourcing of potential investments; and

•	Interest expense increased by $30 in connection with a term loan entered into during December 2012 related to the financing of the acquisition of a shipping container portfolio.

The above amounts were offset by a net decrease in expenses of $1,275 reflected in Other, comprised of (i) an increase in management fees of $457 attributed to an increase in the weighted average contributed capital in 2012 versus 2011 and a full year of expense in 2012 as opposed to a partial year in 2011, (ii) a decrease in general and administrative expenses of $624, primarily related to increased professional fees of $1,376, offset by (iii) the absence of organization costs of $2,000 incurred in 2011 in connection with our formation.

The following table summarizes key factors impacting changes in other income (expense) for 2012 compared to 2011 on a segment by segment basis:

	Year Ended December 31, 2012					Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
		(in thousands)					(in thousands)
Other income (expense)
Equity in earnings of unconsolidated entities	$—	$2,311	$851	$—	$3,162	$—	$—	$—	$—	$—
Gain on sale of equipment	—	—	—	—	—	—	—	—	—	—

Total other income (expense)	$—	$2,311	$851	$—	$3,162	$—	$—	$—	$—	$—

Other income (expense) increased by $3,162 as a result of our recognition of equity in the earnings of our unconsolidated entities of $3,162 with respect to (i) the April 2012 equity method investment in an entity which owns an offshore derrick pipelay barge and (ii) the September 2012 investment in a joint venture which was formed to acquire two portfolios of leases of shipping containers.

Net income (loss) attributable to partners increased by $3,726 from ($1,532) in 2011 to $2,194 in 2012 as a result of the changes in revenues, expenses and other income (expense) described above.

Comparison of the six months ended June 30, 2013 to the six months ended June 30, 2012

The following table summarizes the changes in our consolidated statement of operations for the six months ended June 30, 2013 compared to the six months ended June 30, 2012:

	Six Months Ended June 30, 2013 (unaudited)	Six Months Ended June 30, 2012 (unaudited)	Increase (Decrease)
	(in thousands)
Revenues
Lease income	$2,363	$28	2,335
Maintenance revenue	89	2,255	(2,166)
Finance lease income	3,315	—	3,315
Other income, net	51	989	(938)

Total revenues	5,818	3,272	2,546

Expenses
Repairs and maintenance	470	—	470
Management fees	947	131	816
General and administrative	1,050	660	390
Depreciation and amortization	1,217	360	857
Interest expense	1,199	—	1,199

Total expenses	4,883	1,151	3,732

Other income (expense)
Equity in earnings of unconsolidated entities, net of premium amortization of $53 and $16, respectively	5,887	616	5,271
Gain on sale of equipment	1,820	—	1,820

Total other income (expense)	7,707	616	7,091

Net income (loss)	8,642	2,737	5,905
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	92	—	92

Net income (loss) attributable to partners	$8,550	$2,737	$5,813

The following table summarizes key factors impacting changes in our revenues for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 on a segment by segment basis:

	Six Months Ended June 30, 2013 (unaudited)					Six Months Ended June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
		(in thousands)					(in thousands)
Revenues
Lease income	$1,133	$1,230	$—	$—	$2,363	$28	$—	$—	$—	$28
Maintenance revenue	89	—	—	—	89	2,255	—	—	—	2,255
Finance lease income	—	—	3,315	—	3,315	—	—	—	—	—
Other income, net	—	—	51	—	51	989	—	—	—	989

Total revenues	$1,222	$1,230	$3,366	$—	$5,818	$3,272	$—	$—	$—	$3,272

Total revenue increased by $2,546 and was primarily driven by increases in our Offshore Energy and Shipping Containers segments attributable to assets acquired subsequent to June 30, 2012, offset by a net decline in Aviation revenue attributable to certain revenue items related to retained security and maintenance deposits in the six months ended June 30, 2012 in connection with the aforementioned early passenger aircraft lease termination.

Aviation (decrease of $2,050):

•	Lease income increased by $1,105 as a result of a new passenger aircraft lease which commenced in April 2013 and generated $333 in lease income for the six months ended June 30, 2013 as compared to $28 in lease income for the six months ended June 30, 2012 associated with the aforementioned terminated passenger aircraft lease and additional lease income of $800 related to seven aircraft engines which were acquired subsequent to the six months ended June 30, 2012;

•	Maintenance revenue decreased by $2,166 as a result of our retention of $2,255 of maintenance deposits in January 2012 in connection with the default and termination of the original lease as compared to $89 in maintenance revenue in the six months ended June 30, 2013 pertaining to the new passenger aircraft lease which commenced in April 2013; and

•	Other income decreased by $989 as a result of our retention of $1,500 of security deposits in January 2012 in connection with the termination of the passenger aircraft lease offset by the write-off of the unamortized portion of the associated acquired lease intangible assets in the amount of $511.

Offshore Energy (increase of $1,230):

•	Lease income increased by $1,230 in the six months ended June 30, 2013 in connection with the acquisition and leasing of an ROV support vessel in May 2013.

Shipping Containers (increase of $3,366):

•	Finance lease income increased by $3,315 in the six months ended June 30, 2013 as a result of the December 2012 acquisition and leaseback of a portfolio of shipping containers on a finance lease; and

•	Other income increased by $51 in the six months ended June 30, 2013 as a result of management fee income earned by us from our joint venture partner in relation to a portfolio of shipping containers acquired by the joint venture in September 2012.

The following table summarizes key factors impacting changes in our expenses for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 on a segment by segment basis:

	Six Months Ended June 30, 2013 (unaudited)					Six Months Ended June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
		(in thousands)					(in thousands)
Expenses
Repairs and maintenance	$470	$—	$—	$—	$470	$—	$—	$—	$—	$—
Management fees	—	—	—	947	947	—	—	—	131	131
General and administrative	768	380	33	(131)	1,050	430	44	—	186	660
Depreciation and amortization	974	187	56	—	1,217	360	—	—	—	360
Interest expense	—	26	1,160	13	1,199	—	—	—	—	—

Total expenses	$2,212	$593	$1,249	$829	$4,883	$790	$44	$—	$317	$1,151

Total expenses increased by $3,732 and were driven primarily by increases in each of our primary operating segments, as follows:

Aviation (increase of $1,422):

•	Maintenance expenses increased by $470 during the six months ended June 30, 2013 in advance of the April 2013 re-leasing of the Boeing 757 passenger aircraft;

•	General and administrative expenses increased by $338 in connection with the supervision of maintenance activities on the Boeing 757 passenger aircraft, marketing the Boeing 757 passenger aircraft for re-lease and sourcing potential investments; and

•	Depreciation and amortization increased by $614 as a result of the depreciation of aircraft engines acquired subsequent to June 30, 2012.

Offshore Energy (increase of $549):

•	General and administrative expenses increased by $336 primarily as a result of legal and professional fees associated with the formation of a subsidiary which subsequently acquired and leased an ROV support vessel and due diligence related expenses related to the sourcing of potential investments;

•	Depreciation and amortization increased by $187 as a result of the depreciation of the ROV support vessel which was acquired in April 2013; and

•	Interest expense increased by $26 in connection with the $3,225 note payable associated with the acquisition of the ROV support vessel.

Shipping Containers (increase of $1,249):

•	General and administrative expenses increased by $33 in connection with sourcing potential investments;

•	Depreciation and amortization increased by $56 as a result of deferred financing costs related to the financing of an acquisition of shipping containers in December 2012 with a new term loan; and

•	Interest expense increased by $1,160 in the six months ended June 30, 2013 as a result of the aforementioned term loan.

In addition, expenses reflected within Other increased by $512 primarily due to an increase in management fees of $816 attributed to an increase in the weighted average contributed capital in the six months ended June 30, 2013 versus the six months ended June 30, 2012 offset by a decrease in general and administrative expenses of $317 primarily attributable to a reduction in professional fees.

The following table summarizes key factors impacting changes in our other income (expense) for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 on a segment by segment basis:

	Six Months Ended June 30, 2013 (unaudited)					Six Months Ended June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total	Aviation	Offshore Energy	Shipping Containers	Other	Total
		(in thousands)					(in thousands)
Other income (expense)
Equity in earnings of unconsolidated entities	$—	$1,707	$4,180	$—	$5,887	$—	$616	$—	$—	$616
Gain on sale of equipment	1,820	—	—	—	1,820	—	—	—	—	—

Total other income (expense)	$1,820	$1,707	$4,180	$—	$7,707	$—	$616	$—	$—	$616

Other income (expense) increased by $7,091 as a result of (i) a $1,820 gain on sale of Aviation equipment related to the sale of two aircraft engines in the six months ended June 30, 2013, (ii) a $1,091 increase in our equity in the earnings of our Offshore Energy investee which was owned for the entirety of the six months ended June 30, 2013 as compared to only 2.25 months in the six months ended June 30, 2012, and (iii) $4,180 of equity in the earnings of our Shipping Containers joint venture, which was acquired in September 2012.

Net income (loss) attributable to Partners increased $5,813 from $2,737 in the six months ended June 30, 2012 to $8,550 in the six months ended June 30, 2013 as a result of the changes in revenues, expenses and other income (expenses) discussed above and the attribution of $92 of net income of a consolidated subsidiary to the non-controlling interest in such subsidiary during the six months ended June 30, 2013.

Transactions with Affiliates and Affiliated Entities

We have entered into a Management Agreement with our Manager, an affiliate of Fortress, effective upon completion of this offering, pursuant to which our Manager provides for the day-to-day management of our operations. Our Management Agreement requires our Manager to manage our business affairs in conformity with a broad strategy adopted and monitored by our board of directors. From time to time, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates or other affiliates of Fortress, including Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C., which may include, but are not limited to, certain financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. See “Our Manager and Management Agreement and Other Compensation Arrangements” and “Certain Relationships and Related Party Transactions” included elsewhere in this prospectus.

Liquidity and Capital Resources

Our principal uses of liquidity have been (i) acquisitions of transportation and infrastructure assets, (ii) distributions to our partners, (iii) expenses associated with our operating activities, and (iv) debt service obligations associated with our investments (all dollar amounts are expressed in thousands).

•	For the year ended December 31, 2012 and period from June 23, 2011 to December 31, 2011, cash used for the purpose of making investments was $149,779 and $12,302, respectively. For the six months ended June 30, 2013 and June 30, 2012, cash used for the purpose of making asset acquisitions was $54,338 and $19,635, respectively.

•	For the year ended December 31, 2012 and period from June 23, 2011 to December 31, 2011, distributions to partners were $1,979 and $213, respectively. For the six months ended June 30, 2013 and June 30, 2012, distributions to partners were $10,143 and $508, respectively.

•	Uses of liquidity associated with our operating expenses are captured on a net basis in our cash flows from operating activities. Uses of liquidity associated with our debt obligations are captured in our cash flows from financing activities.

Our principal sources of liquidity to fund these uses have been (i) revenues from our leasing activities (including finance lease collections and maintenance reserve collections), after operating expenses, (ii) borrowings, (iii) capital contributions from our partners, (iv) distributions received from unconsolidated investees, and (v) proceeds from the sale of assets. Following this offering, we will no longer be entitled to any capital contributions from our partners.

•	For the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, cash flows from operating activities, including the principal collections on finance leases and maintenance reserve collections, were ($2,021) and $1,316, respectively. For the six months ended June 30, 2013 and June 30, 2012, cash flows from operating activities including the principal collections on finance leases and maintenance reserve collections were $9,761 and ($1,138), respectively.

•	In December 2012, we obtained a term loan of $55,991, in connection with our acquisition of a portfolio of shipping containers. We had no outstanding borrowing as of December 31, 2011. During the six months ended June 30, 2013, additional borrowings of $3,225 were obtained in connection with a note payable to the non-controlling interest in one of our consolidated subsidiaries, and we made principal repayments of $3,033 and $34 on our term loan and note payable to the non-controlling interest, respectively. We had no outstanding borrowings during the six months ended June 30, 2012.

•	For the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, capital contributions from partners were $101,022 and $12,600, respectively. For the six months ended June 30, 2013 and June 30, 2012, capital contributions from partners were $41,854 and $20,916, respectively. As of June 30, 2013, we had a total of $231,000 of capital availability remaining under our partnership agreements.

•	For the year ended December 31, 2012, we received $2,542 in cash distributions from our unconsolidated investees; we had no interests in unconsolidated investees during 2011. During the six months ended June 30, 2013 and June 30, 2012, cash distributions from our unconsolidated investees were $6,601 and $458, respectively.

•	For the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, proceeds from the sale of equipment were $225 and $0, respectively. For the six months ended June 30, 2013 and June 30, 2012, proceeds from the sale of equipment were $7,301 and $0, respectively.

Historical Cash Flow

Comparison of the year ended December 31, 2012 to the period from June 23, 2011 (commencement of operations) to December 31, 2011

The following table compares the historical cash flow for the year ended December 31, 2012 to the period from June 23, 2011 (Commencement of Operations) to December 31, 2011.

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	(in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(2,021)	$924
Net cash used in investing activities	(149,554)	(12,302)
Net cash provided by financing activities	154,599	12,478

Net cash provided by operating activities was ($2,021) and $924 for 2012 and 2011, respectively, a $2,945 decrease. The decrease in net cash provided by operating activities was primarily driven by non-cash adjustments in 2012 in the amount of ($3,244) relating to the write off of an acquired lease intangible asset and the retention of security and maintenance deposits upon the early termination of a passenger aircraft lease, and ($3,162) relating to our share of the earnings of unconsolidated entities offset by an increase in our net income between 2012 and 2011 of $3,726 and the receipt of operating distributions from unconsolidated investees of $1,942 in 2012. The remainder of the decrease in our cash flows from operating activities was attributable to the impacts of changes in non-cash charges for depreciation and amortization and other working capital accounts between 2012 and 2011 in the aggregate amount of ($2,207).

Net cash used in investing activities was ($149,554) and ($12,302) for 2012 and 2011, respectively, an increase of $137,252. The increase in cash used in investing activities relates principally to the increased volume of investment activity as we executed on our business plan. During 2012, we invested a total of $149,779 as compared to $12,302 during the period ended December 31, 2011, an increase of $137,477. This amount was offset by proceeds from equipment sales of $225 in 2012 as compared to no similar items in 2011.

Net cash provided by financing activities was $154,599 and $12,478 for 2012 and 2011, respectively, a $142,121 increase. The increase in cash provided by financing activities relates principally to capital contributions from partners of $101,022 and loan proceeds that relate to the acquisition of our container direct finance lease portfolio of $55,991 in 2012 as compared to capital contributions from partners of $12,600 in 2011.

Comparison of the six months ended June 30, 2013 to the six months ended June 30, 2012

The following table compares the historical cash flow for the six months ended June 30, 2013 to the six months ended June 30, 2012.

	Six Months Ended June 30, (unaudited)
	2013	2012
	(in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$6,023	$(1,138)
Net cash used in investing activities	(42,480)	(19,635)
Net cash provided by financing activities	35,699	19,908

Net cash provided by operating activities was $6,023 and ($1,138) for the six months ended June 30, 2013 and the six months ended June 30, 2012, respectively, a $7,161 increase. The increase was primarily due to an increase in our net income of $5,905, which increased from $2,737 in the six months ended June 30, 2012 to $8,642 in the six months ended June 30, 2013. This increase in net income was offset by net changes in non-cash adjustments to net income of (i) ($5,271) relating to our share of the earnings of unconsolidated entities, (ii) ($1,820) relating to realized gains on asset sales, (iii) $857 relating to depreciation and amortization, and (iv) $3,244 relating to the write-off of an acquired lease intangible asset and the retention of security and maintenance deposits upon the early termination of our passenger aircraft lease which occurred during the six months ended June 30, 2012. In addition, income distributions received by us from unconsolidated investees increased by $4,256 between the six months ended June 30, 2012 and the six months ended June 30, 2013, reflecting an increased ownership period related to the underlying investees (2.25 months versus six months with respect to our Offshore Energy investee, and 3.8 months versus 6 months with respect to our shipping container investee during the six months ended June 30, 2012 versus the six months ended June 30, 2013, respectively). The remainder of the variance in our cash flows from operating activities was attributable to the impact of changes in other working capital accounts between the six months ended June 30, 2012 and the six months ended June 30, 2013 in the aggregate amount of ($10).

Net cash used in investing activities was ($42,480) and ($19,635) for the six months ended June 30, 2013 and the six months ended June 30, 2012, respectively, representing a $22,845 increase. The increased use in cash for investing relates principally to the increased amount of investment for the six months ended June 30, 2013 versus the six months ended June 30, 2012 as we continued to execute on our business plan. Investments during the relevant periods increased from $19,635 in the six months ended June 30, 2012 to $54,338 in the six months ended June 30, 2013, an increase of $34,703. In addition the funding of restricted cash balances increased by $933 during the six months ended June 30, 2013 in connection with the requirements of our term loan. These increases in investing cash outflows were offset by investing cash inflows aggregating $12,791 in the six months ended June 30, 2013, including principal collections from direct finance leases, proceeds from the sale of flight equipment and return of capital distributions from unconsolidated subsidiaries.

Net cash provided by financing activities was $35,699 and $19,908 for the six months ended June 30, 2013 and the six months ended June 30, 2012, respectively, representing a $15,791 increase. Such increase was attributable to (i) an increase in capital contributions from partners of $20,938 from the six months ended June 30, 2012 to the six months ended June 30, 2013, offset by an increase in capital distributions to partners of ($9,635) from the six months ended June 30, 2012 to the six months ended June 30, 2013, (ii) capital contributions of $3,318 attributable to non-controlling interests during the six months ended June 30, 2013, offset by distributions to non-controlling interest of ($91), (iii) proceeds from borrowings, net of repayments, of $158 during the six months ended June 30, 2013, and (iv) an increase of $1,103 in security and maintenance deposit activity from the six months ended June 30, 2012 to the six months ended June 30, 2013.

Debt Obligations

The debt agreements to which we are a party include customary terms and conditions, including covenants and representations and warranties. These agreements restrict, among other things, our ability to incur indebtedness, create liens on property, make investments or distributions, or dispose of assets. None of our debt agreements require us to meet or maintain any specific financial targets or ratios.

Under our debt agreements, certain events, including non-payment of principal or interest, bankruptcy or insolvency, or a breach of a covenant or a representation or warranty may constitute an event of default and trigger an acceleration of payments.

As of June 30, 2013, we were in compliance with all of the covenants under our debt agreements.

Wells Fargo Credit Agreement

On December 27, 2012, Intermodal Finance II Ltd, our subsidiary, entered into a Credit Agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank National Association, as administrative agent, and the other lenders party thereto, in respect of a term loan in an aggregate amount of approximately $56 million. The maturity date for the Wells Fargo Credit Agreement is December 27, 2017. Borrowings under the Wells Fargo Credit Agreement accrue interest at the LIBOR Rate plus a spread of 3.75%. In the event it is unable to determine the LIBOR Rate or unlawful to determine the interest by reference to the LIBOR Rate, such borrowings shall accrue interest at a Base Rate equal to the higher of the Prime Rate or the Federal Funds Rate plus 1.50%, plus a spread of 3.75%. Upon the occurrence and during the continuance of an event of default under the Wells Fargo Credit Agreement, principal, interest and any fees or other amounts owed under the Wells Fargo Credit Agreement bear interest at a rate that is 2% per annum in excess of the interest rate otherwise payable with respect to such amounts.

At June 30, 2013, the outstanding principal amount of the loan was approximately $53 million.

The Wells Fargo Credit Agreement requires monthly payments of interest and scheduled principal payments through its maturity. It can be prepaid without penalty after the third anniversary of the closing of the term loan.

Loan Payable to Non-Controlling Interest

In May 2013, in connection with the capitalization of a consolidated entity, Holdco and the owner of the non-controlling interest loaned approximately $18.3 million and $3.2 million, respectively, to the entity in proportion to their respective ownership percentages of 85% and 15%. The loans bear interest at an annual rate of 5% and require monthly payments of principal and interest through their final maturity in May 2021. The loan amount funded by Holdco and related interest have been eliminated in consolidation. Interest expense in connection with the loan payable to the non-controlling interest during the six months ended June 30, 2013 was approximately $26,000. See “—Contractual Obligations” below.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

Our principal commitments consist of debt obligations. The following table summarizes our commitments to settle contractual obligations in cash as of June 30, 2013.

	Payments Due by Period (in thousands)
	Total	2013	2014	2015	2016	2017	Thereafter
Loan payable	$52,958	$3,639	7,279	$7,279	$7,279	$27,482	$—
Note payable to non-controlling interest	3,191	202	403	403	403	403	1,377

Total loans and notes payable	56,149	3,841	7,682	7,682	7,682	27,885	1,377

Estimated interest on loan payable (1)	6,644	1,023	1,829	1,544	1,257	990	—
Estimated interest on note payable to non-controlling interest (2)	638	90	138	119	98	78	115

Total interest on loans and notes payable	7,281	1,113	1,967	1,663	1,355	1,068	115

Total contractual obligations	$63,430	$4,955	$9,649	$9,345	$9,037	$28,953	$1,492

(1)	Estimated interest payments for the loan payable included in this table are based on rates at September 30, 2013.
(2)	Interest on the note payable to non-controlling interest are based on a fixed rate pursuant to the debt agreement.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the U.S. government’s monetary and tax policies, global economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposure relates to our term loan arrangement.

Our borrowing agreements generally require payments based on a variable interest rate index, such as LIBOR. Therefore, to the extent our borrowing costs are not fixed, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our finance leases. We manage our exposure to interest rate movements through the use of interest rate derivatives (interest rate swaps and caps). As a result, when market rates of interest change, there is generally not a material impact on our interest expense, future earnings or cash flows.

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential interest expense impacts on our financial instruments and, in particular, does not address the mark-to-market impact on our interest rate derivatives. It also does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

As of June 30, 2013, assuming we do not hedge our exposure to interest rate fluctuations related to our outstanding floating rate debt, a hypothetical 100-basis point increase/decrease in our variable interest rate on our borrowings would result in an interest expense increase/(decrease) of approximately $0.5 million and $(0.5) million, respectively, over the next twelve months before the impact of interest rate derivatives.

Through the use of derivatives, we have reduced our exposure to interest rate changes with respect to 70% of the outstanding principal balance of our term loan.

Foreign Currency Exchange Risk

Our functional currency is U.S. dollars. Although foreign exchange risk could arise from our and our lessees’ operations in multiple jurisdictions, we do not have significant exposure to foreign currency risk as our leasing arrangements are denominated in U.S. dollars. All of our purchase agreements are negotiated in U.S. dollars, we currently receive all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. Because we currently receive our revenues in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have an impact on our results of operations or cash flows.

Application of Critical Accounting Policies

Operating Leases

We lease equipment pursuant to net operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the initial lease, assuming no renewals. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the customer is placed on non-accrual status and revenue is recognized when cash payments are received.

We also recognize lease revenue related to the portion of maintenance payments received from lessees of aviation equipment that are not expected to be reimbursed in connection with major maintenance events.

Direct Finance Leases

We also lease shipping containers pursuant to direct finance leases. These leases generally include a lessee obligation to purchase the leased equipment at the end of the lease term or a bargain purchase option. Net investment in direct finance leases represents the receivables due from lessees, net of unearned income. The lease payments are segregated into principal and interest components similar to a loan. Unearned income is recognized on an effective interest method over the lease term and is recorded as finance revenue. The principal component of the lease payment is reflected as a reduction to the net investment in direct finance leases.

Maintenance Payments

Typically, under an operating lease of aviation equipment, the lessee is responsible for performing all maintenance and is generally required to make maintenance payments to us for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft or engine. These maintenance payments are based on hours or cycles of utilization or on calendar time, depending on the component, and are generally required to be made monthly in arrears. If a lessee is making monthly maintenance payments, we would typically be obligated to reimburse the lessee for costs they incur for heavy maintenance, overhaul or replacement of certain high-value components to the extent of maintenance payments received in respect of the specific maintenance event, usually shortly following the completion of the relevant work.

We record the portion of maintenance payments paid by the lessee that are expected to be reimbursed as maintenance deposit liabilities on the consolidated balance sheet. Reimbursements made to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit liability.

Equipment Held for Lease and Depreciation

Equipment held for lease is stated at cost (inclusive of capitalized acquisition costs) and depreciated to estimated residual values using the straight-line method, over estimated useful lives and residual values which are summarized as follows:

	Range of Estimated Useful Lives	Residual Value Estimates
Passenger aircraft	25 years from date of manufacture	15% of manufacturer’s estimated realized price when new

Aircraft engines	3-6 years, based on maintenance adjusted service life	50% of run-out market value for similar model engines at time of acquisition

Offshore energy vessels	25 years from date of manufacture	20% of new build cost

Major improvements and modifications incurred in connection with the acquisition of leasing equipment that are required to get the equipment ready for initial service are capitalized and depreciated over the remaining life of the equipment.

For planned major maintenance activities for aviation equipment off lease, the cost of such major maintenance events is capitalized and depreciated on a straight-line basis over the period until the next maintenance event is required.

In accounting for equipment held for lease, we make estimates about the expected useful lives, estimated residual values and where applicable, the fair value of acquired in-place leases and acquired maintenance liabilities (for aviation equipment). In making these estimates, we rely upon observable market data for the same or similar types of equipment and, in the case of aviation equipment, our own estimates with respect to a lessee’s anticipated utilization of the aircraft. If we acquire an aircraft or vessel with an in-place lease, determining the fair value of the in-place lease requires us to estimate the current fair values of leases for identical or similar equipment, in order to determine if the in-place lease is within a fair value range. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

We review our depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in depreciation policies, useful lives of our equipment or the assigned residual values is warranted.

Impairment of Equipment Held for Lease

We perform a recoverability assessment of each of our equipment at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; significant traffic decline; or the introduction of newer technology aircraft, engines or vessels. When performing a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Our Manager develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular asset and historical experience in the leasing markets, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Derivative Financial Instruments

In the normal course of business we may utilize interest rate derivatives to manage our exposure to interest rate risks, principally related to the hedging of variable rate interest payments on various debt facilities. If certain conditions are met, an interest rate derivative may be specifically designated as a cash flow hedge. All of our designated interest rate derivatives are cash flow hedges. We do not enter into speculative derivative transactions.

On the date that we enter into an interest rate derivative, our designation as a cash flow hedge is formally documented. On an ongoing basis, an assessment is made as to whether the interest rate derivative has been highly effective in offsetting changes in the cash flows of the variable rate interest payments on the associated debt and whether the interest rate derivative is expected to remain highly effective in future periods. If it were to be determined that the interest rate derivative is not (or has ceased to be) highly effective as a cash flow hedge, the use of cash flow hedge accounting would be discontinued prospectively.

All interest rate derivatives are recognized on the balance sheet at their fair value. For interest rate derivatives designated as cash flow hedges, the effective portion of the interest rate derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the interest payments on the debt are recorded in earnings. The ineffective portion of the interest rate derivative is calculated and recorded in interest expense.

In the event of a termination of an interest rate derivative prior to its contracted maturity, any related net gains or losses in accumulated other comprehensive income at the date of termination would be reclassified into earnings, unless it remains probable that interest payments on the debt will continue to occur, in which case the amount in accumulated other comprehensive income would be reclassified into earnings as the interest payments on the debt affect earnings.

Recent Accounting Pronouncements

Please see note 2 to our Notes to Consolidated Financial Statements included elsewhere in this prospectus for recent accounting pronouncements.

INDUSTRY OVERVIEW

Transportation and infrastructure assets generally are long-lived, physical assets that are essential to the transportation of people and products globally, and which are typically critical to support sustainable economic development. The transportation asset market includes major sectors such as aviation, air and sea ports, shipping, offshore, containers, rail, and trucking. We estimate the global transportation market to be in excess of $2.7 trillion, and expect that market to continue to grow. While our strategy permits us to acquire a broad array of transportation-related assets, we are currently active in three sectors where we believe there are meaningful opportunities to deploy capital to achieve attractive risk adjusted returns. These sectors are aviation, offshore energy and shipping containers.

Aviation

The aviation industry supports the transportation of passengers and freight globally. Demand for key aviation assets, primarily commercial aircraft and jet engines, is tied to the underlying demand for passenger and freight movement. Commercial air travel and air freight activity have historically been long-term growth sectors, broadly correlated with world economic activity and expanding at a rate of one to two times the rate of global GDP growth. According to the IATA, global demand for passenger traffic has grown at an average annual rate of 5.3% over the past two decades, outpacing global GDP of 3.7% in the same period. Furthermore, according to Boeing’s 2013 Commercial Market Outlook, this growth is expected to continue, rising at an average annual rate of 5% per annum over next two decades.

Given the sustained traffic demand, over the next twenty years the global commercial passenger and cargo fleet of aircraft is expected to grow from approximately 20,000 at the end of 2012 to over 41,000 by 2032. As part of this increase in traffic demand, Boeing estimates that demand for new assets over the next 20 years will be in excess of 35,000 aircraft.

According to Boeing, this demand is being fueled by several factors, including additions to global capacity as well as replacement of older aircraft. Capacity growth is expected to be driven by economic growth in emerging markets, namely the Asia Pacific, Latin America and Middle East regions, which is forecasted to account for over 20,000 new aircraft. In order to support this expansion, the emerging markets are going to be the largest recipients of new aircraft over this period, with Asia, the Middle East and Latin America representing 51% of new deliveries. Replacement of older equipment, largely as a result of old age and fuel efficiency, is expected to account for approximately 15,000 new aircraft.

Current Fleet

Three types of commercial jets comprise the existing global fleet of passenger and cargo aircraft:

•	Narrowbody aircraft, which typically carry between 100 and 150 passengers and represented 64% of the fleet in 2012;

•	Widebody aircraft, which can carry 150+ passengers and represented 23% of the fleet in 2012; and

•	Regional jets, which typically carry between 70 and 100 passengers and represented 13% of the fleet in 2012.

In terms of aircraft generations, the existing fleet is split between four categories of aircraft based on each groups’ year of manufacture as well as the specific variant of an aircraft family (e.g., Boeing produced several variants of the B737 aircraft):

•	Late-Generation aircraft are those produced in the 1960s and 1970s. At the time, given that lightweight materials such as composites were not commonly used in the design and manufacturing process, these aircraft have high fuel and maintenance costs. Due to these higher expenses and age, very few late-generation aircraft are still in service today.

•	Mid-generation aircraft are those produced in the 1980s and 1990s. This group includes the B737 Classic, B747-400, B757, B767, A300, A310, A340, MD-11 and MD-80. These aircraft, while materially improved from the late-generation models, were built at a time of lower fuel costs and thus are very expensive to operate today. While they still make up a large share of today’s passenger fleet (33% as of October 2013), they are increasingly being retired as newer, more fuel-efficient models become available.

•	New-generation aircraft include currently produced models such as the Airbus A318, A319, A320, A321 (collectively the “A320” family) and A330, and the Boeing 737-600, 737-700, 737-800, 737-900 and 737-900ER (collectively the “B737-NG” family), and 777 series. These aircraft are currently being marketed as new order assets by manufacturers as well as lessors who are looking to place them with operators.

•	Next-generation aircraft are those that are currently being designed and will launch initial production phases over the next three to five years. They offer upwards of 15% to 20% fuel efficiency gains when compared to new-generation models. These aircraft include the re-engined narrowbodies, the Boeing 737-MAX and the Airbus A320-NEO, re-engined regional jets from Embraer and the Bombardier C-Series. Additionally, Airbus and Boeing are both introducing next-generation widebody aircraft, the B787 and the A350.

Aircraft Leasing

Due to the cost of aircraft acquisitions, aircraft financing complexities and airlines’ need for fleet flexibility, the role of operating lessors has grown significantly over the past twenty years. Historically, airlines owned 100% of the fleet which they operated and acquisitions were financed through traditional loans and bank debt that was collateralized with the assets themselves. Over time, however, as airlines consolidated and grew in fleet size, the need for non-traditional financing sources drove the emergence of operating leases. As a result of this, operators are now able to quickly grow a fleet while carrying fewer assets on their balance sheets.

According to Ascend Fleet data, as of October 2013, approximately 34% of the in-service passenger and cargo aircraft fleet worldwide was owned and managed by an operating lease company. From 1999 to 2007, according to IATA, the lessor fleet grew as an annual rate of 9.0% per year, but has since begun to taper as the rate of retirement for older aircraft increases. Looking forward, we believe that aircraft operators will continue to rely on leasing as they seek to reduce capital intensity, to eliminate balance sheet residual risks from aircraft, to pursue alternative financing sources when traditional bank sources are constrained, and to preserve flexibility in their fleet composition. In addition to national and network carriers, low-cost-carriers (“LCC”) and regional airlines are major contributors to the lessor customer base as they seek to grow fleets quickly while mitigating capital intensity. In many regions, particularly across emerging populations, LCCs have become a primary method of air transport. The four largest domestic markets in Southeast Asia—Indonesia, Philippines, Malaysia and Thailand—all have LCC penetration of over 50%.

Engine Leasing

The market for engine leasing, while less developed than that of aircraft, is becoming an important option for operators globally. Similar to the use of leasing aircraft as a financing tool, we expect operators to increase their use engine leasing as a method of reducing maintenance outflows, residual balance sheet risk, and capital intensity. As engines become more complex and technologically advanced, operators look to partner with engine lessors in order to eliminate the need for capital and technical expertise. According to Engine Lease Finance Corporation, 35% of the global engine fleet is currently leased, while the remainder is owned by operators. Demand for leased engines is driven by the following factors:

•	Capital intensity—As airlines take delivery of new aircraft, they are also required to maintain a fleet of supporting spare engines, which are used when another engine is undergoing repair or is removed from wing for any other purpose. Engines, as they become the drivers for fuel efficiency and additional thrust at lighter weights, are rising in price. Leasing provides carriers a method to carry fewer engines on their balance sheet and requires less initial capital upon taking in a new aircraft.

•	Maintenance Cost Mitigation—Engine maintenance, including minor and major repairs or overhauls, have become material expenses to an operator. Based on publicly available sources, we believe engine maintenance represents a $22 billion industry, which is expected to grow to $32 billion by 2022, representing 46% of global MRO work. As the cost of owning engines poses a greater risk to profits, airlines will seek operating leases and other methods to mitigating costs.

•	Aircraft Retirement Cost Management—As airlines begin retiring aircraft, and in particular a fleet of aircraft, engine leasing plays a critical role in reducing the costs associated with phasing out assets. During the end of an aircraft’s life, investing in long-term engine maintenance no longer makes economic sense. Instead, short-term leasing is a valuable tool to operators during this period.

We believe the market for leased aircraft and engines will continue to grow as the global demand for traffic fuels demand for new aircraft, and thus the need for financing solutions. In addition, we view the increased supply of new aircraft to be a driving force for aircraft retirements, which is a positive trend for engine leasing and fleet management solutions.

Offshore Energy

The offshore energy industry supports the extraction of oil and natural and gas from deposits located beneath the sea. Offshore drilling provides drilling, workover and well construction services to E&P companies using various types of drilling rigs. These drilling rigs are supported by fleets of offshore support vessels that provide a range of services, including inspection, maintenance and repair (“IMR”), construction, supply, accommodation and crew transport services, among others.

Oil and natural gas are the majority sources of energy globally and are expected to remain so for the foreseeable future. According to the EIA, fossil fuels, which represented approximately 80% of energy consumption in 2011, will continue to represent approximately 80% of energy consumption through 2040. Energy demand is also expected to grow, driven by increasing global population and GDP growth resulting in both a larger pool of energy users as well as higher energy use per capita. Based on publicly available sources, we believe the additional supply of oil and gas required to meet demand and offset depletion by 2020 is significant, representing over one-third of current production.

The anticipated gap in oil and gas supply is so significant that it is unlikely to be met without offshore oil and gas production. As a result, the outlook for offshore E&P spending and production is robust. This higher level of spending is leading to a greater demand for offshore assets.

There are three dynamics driving the increased demand for offshore assets:

•	More complex operations—Oil and gas companies are being forced to pursue reservoirs in more challenging environments, where conditions are colder, deeper and highly pressurized (e.g., Arctic, ultra deepwater, pre-salt, high pressure / high temperature wells), which require a new generation of more sophisticated offshore assets.

•	Aging fleet—After the Deepwater Horizon disaster, oil and gas companies are demanding offshore assets that provide more efficient operations as well as a safer and more comfortable environment for their workers. The age profile of the offshore asset fleet and new requirements by oil and gas companies is forcing a renewal of the offshore asset fleet.

•	Improved Enhanced Oil Recovery—Oil and gas companies are facing increasing cost inflation relating to the exploration and development of offshore reservoirs. Advances in technologies for increasing production from existing wells has reduced the cost and improved well performance and economics. This has resulted in greater demand for offshore assets, especially assets that provide and support well services.

According to IHS, total offshore E&P spending was $352 billion in 2012, of which 50% was operating expenditure related and 50% was capital expenditure related. From 2003—2012, offshore E&P spending grew at a 10.0% compound annual growth rate. According to IHS, offshore E&P spending is forecasted to grow to almost $500 billion in 2017, a 7.0% compound annual growth rate from 2012. The chart below illustrates the development of offshore E&P spending since 2003 as well as the forecasted annual offshore E&P spending for the next five years.

Two primary factors driving the growth of offshore capital expenditure spending are increasing deepwater production and growing offshore gas and liquefied natural gas production. Historically, most offshore drilling and production occurred in shallow waters, but large discoveries in these areas have become increasingly rare. As a result, oil and gas companies are moving into deeper waters, which provide larger reservoirs and higher well production, although costs (from exploration through production) are higher as well.

Based on publicly available sources, we believe that while greater than 65% of current offshore production is from shallow-water fields, deepwater production is expected to grow significantly faster. In addition, oil and gas companies traditionally focused their offshore production on oil because of the lower cost and complexity of transporting oil versus gas. However, the outlook for growth in offshore gas production is substantially higher than expected growth in offshore oil production. This is a result of improved technology for offshore processing and transportation of natural gas, stricter regulations regarding flaring of gas, and increasing global demand for natural gas.

The following describes assets in the offshore energy sector which we believe are essential to the construction and maintenance of offshore field infrastructure:

Offshore Support Vessels—Used to transport supplies from shore, tow rigs and other offshore structures, provide emergency response and firefighting services, and transport personnel. The two primary asset types in this category are Platform Supply Vessels and Anchor Handling Towing Supply (“AHTS”) vessels.

Construction / Subsea—Vessels and barges used in the installation, commissioning, IMR of offshore infrastructure including production platforms, subsea equipment and pipelines, as well as provision of well services. The primary assets included in this category include construction vessels, construction support vessels, IMR vessels, ROV vessels, pipe-lay support vessels, and dive support vessels.

Drilling Rigs—Used to drill wells and provide a variety of well services. There are four primary types of rigs: jack-up drilling rigs, semi-submersible drilling rigs, drillships, and tender rigs. Jack-up drilling rigs typically operate in shallow waters while semi-submersible drilling rigs, drillships and tender rigs operating in mid-water to ultra-deepwater environments.

Floating Production Units—Used to process the stream from the well and separate the oil, natural gas and natural gas liquids from the rest of the stream (water, drilling fluids, sand, etc.) and offload the oil and gas to pipelines or tankers for transport to market. Floating production units are typically either vessel based (converted tankers or purpose-built), semi-submersible floating production units, Tender Leg Platforms, or Spars.

Heavy Transport—Vessels and barges used to transport (“dry-tow”) large structures from shore to an offshore field for installation or from a field to shore during field decommissioning. The key benefits of dry-tow versus a wet-tow (via AHTS vessel or tug) are shorter transit time and lower insurance cost.

Accommodation—The provision of offshore hotel services for workers, typically in relation to construction, maintenance and repair of offshore production units. Accommodation units are distinguished by available deck space, lifting capacity and accommodation capacity. There are four types of accommodation units: jack-ups, barges, semi-submersibles and monohull vessels.

We believe the continued growth in E&P and the emphasis on drilling farther offshore provide attractive opportunities for owners and lessors of Offshore Energy equipment. The underlying market demand, together with the need for additional assets, presents us with significant opportunities for new investment in the sector.

Shipping Containers

Since its beginnings in the late 1960s, containerization has become an integral part of the world economy. The use of containers in global trade has resulted in huge productivity and efficiency gains including improved productivity, security and efficiency. Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional break-bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment.

Benefits of Containerization
CONTAINERIZATION	INTERMODALITY	STANDARDIZATION

Loading 20-30 tons of cargo on a ship (several hours’ work for a team of dockworkers by conventional means) today takes one crane driver little more than one minute.	Cargo is loaded at origin and moved by truck, rail, barge and ship to its ultimate destination without intermediate handling, significantly reducing loss, pilferage, and security risks.	Standard-dimension containers can be handled and transported rapidly and safely with standardized handling equipment throughout the world.

As of October 2013, approximately 5,000 fully-cellular container ships, with an aggregate capacity of approximately 17 million TEU on-board vessel slots, transport 1.5 billion tons of containerized cargo a year. This generates approximately 600 million TEU moves through the world’s container ports annually, yields annual revenues of $200 billion for the container shipping lines, and accounts for over 50% of the total value of world seaborne trade.

Containers are large steel boxes built to ISO norms and used for intermodal freight transportation. Most types of ISO containers used in international trade share the following distinctive features:

•	Standard dimensions—Containers are generally 8’ wide, 8’ 6 inches high (standard) or 9’ 6 inches high (high-cube), and 20’, 40’ or 45’ long.

•	Steel-frame construction—Containers are constructed with a strong steel frame which is fully or partially enclosed with steel panels, has a wooden, composite or steel floor and doors at the rear.

•	Corner castings—Containers stand on four heavy-duty corner castings and have four more on their top corners by which they are usually handled.

As of June 30, 2013 the size of the world container fleet was approximately 33.5 million TEU, 55% of which was owned by shipping lines and other operators, and 45% of which was owned or managed by container lessors.

A description of the three principal types of containers is set forth below:

Dry freight standard containers—A dry freight standard container is constructed of steel sides, roof, an end panel at the front and a set of doors at the rear, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. Dry freight standard containers comprised approximately 90% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

Dry freight specialized containers—Dry freight specialized containers are similar to dry-freight standard containers but modified in some way for specific cargos or uses. The main types are open-tops and flat racks. On an open-top container the steel-panel roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. Dry freight specialized containers comprised approximately 2.5% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

Other containers—Other containers include refrigerated containers, tank containers, 45’ containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit affixed to the front which controls the internal temperature of the container and enables it to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. Other containers comprised approximately 7% of the worldwide container fleet, as measured in TEU, at December 31, 2012.

Container trade has grown at an annual rate of more than 8% for over 30 years. Since 2000 growth has been driven by globalization and the emergence of China as the world’s leading manufacturing base. The chart below compares cumulative world GDP, seaborne trade, container trade and container fleet growth from 1980 to 2012, and shows that container trade has grown at a multiple of GDP growth during this time.

Leasing provides shipping lines with increased flexibility to manage availability and the location of their containers, increased ability to meet peak demand requirements, and a reduction of capital expenditures. Container lessors owned approximately 45% of the total worldwide container fleet of 33.5 million TEU at June 30, 2013. The percentage of leased containers utilized by shipping lines may increase in the next few years, given limited access to credit and competing needs for capital expenditures by our customers. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory.

We believe these factors, should foster continued growth in container leasing and will present us with attractive acquisition opportunities.

The subsection of this Industry Overview entitled “Shipping Containers,” including all statistical and other information set forth therein, has been prepared by Harrison Consulting and has been included in this prospectus in reliance on the authority of Harrison Consulting as an expert in statistical and other analysis of the container leasing industry. See “Experts.” Harrison Consulting has informed us that it has derived the information set forth in this subsection from publicly available data, and that its estimates of future container trade growth are based on assumptions about the world economy and trade flows as of October 2013.

BUSINESS

Our Company

We own high quality transportation and infrastructure assets that are operated globally and generate stable cash flows and attractive, risk-adjusted returns through contracted usage payments and potential for capital appreciation over time. We believe that there are excellent asset acquisition opportunities in our target markets driven by increasing demand and limited capital availability, and that our Manager’s expertise and key business relationships and our access to capital, allows us to take advantage of these opportunities. We are externally managed by an affiliate of Fortress, which has a dedicated team of professionals who collectively have acquired over $15 billion in transportation and infrastructure assets since 2002. As of June 30, 2013, we had total consolidated assets of $215.9 million and total equity capital of $156.1 million.

Over the past thirty years, global trade has grown at a multiple of global GDP growth, resulting in a large and growing market for the transportation of goods and people worldwide. In addition, operators of transportation equipment and infrastructure have been increasingly relying on third-party owners as they seek an alternative to traditional financing sources as well as operational flexibility in this capital-intensive market. Lastly, the European banking crisis has contributed to a substantial funding gap as European banks have traditionally provided a significant amount of capital to transportation and infrastructure companies. We believe that these factors will enable us to grow our business as we seek to acquire assets that operate in sectors with long-term macroeconomic growth potential, identified capital shortages and significant barriers to entry.

Our goal is to increase our earnings and cash flows through the acquisition of assets that are essential for the transportation of goods and people globally. We target IRRs for each individual asset of 15% to 25% with the use of what we believe to be reasonable leverage. We intend to pay regular quarterly dividends.

Our asset acquisition strategy is focused on making attractive acquisitions in a diverse array of transportation-related assets. We seek value-oriented opportunities with significant current cash income relative to our purchase price and upside potential. Our existing portfolio consists of assets in the aviation, offshore energy and shipping containers sectors, and we plan to opportunistically acquire assets across the entire transportation and infrastructure market, including airports, seaports and other land-based assets.

The charts below illustrate our existing assets and equity capital in these sectors as of June 30, 2013.

Market Opportunity

We believe that market developments around the world are generating significant opportunities for the acquisition of transportation and infrastructure assets. The market for transportation assets is large and growing. We estimate the total market for existing transportation assets to be in excess of $2.7 trillion and we believe that demand for such assets will continue to grow. We expect this growth to be sustained in the coming years, driven primarily by growth in global trade as a result of a return to a healthier economic environment and an emerging middle class in major markets around the world. The charts below illustrate both asset value by sector within the market for transportation assets and historical global trade growth.

At the same time, we believe that transportation companies are increasingly relying on third-party owners to provide the capital and flexibility necessary to help fund their business plans. In the sectors in which we are currently pursuing investment opportunities, such as aviation, offshore energy and shipping containers, we have seen an increase in lessor market share over time. Lastly, the economic downturn in the United States as well as the European banking crisis have contributed to a substantial funding gap that we believe will continue to lead to significant opportunities across the entire transportation and infrastructure market. Prior to the economic downturn that began in 2008, European banks were the dominant financing providers in the world’s transportation markets. For example, in 2007, European banks accounted for over 50% of total transportation lending, according to Bloomberg. In response to the economic downturn, European banks dramatically curtailed their lending activity in order to improve their balance sheets. This reduced lending activity has continued as European banks accounted for approximately 32% of overall transportation lending during the first ten months of 2013, according to Bloomberg.

We believe that the combination of growing demand, increased reliance on third-party owners, and a reduction in capital availability from traditional financing providers will lead to additional opportunities for us. We also believe that our access to capital and our Manager’s expertise and key business relationships positions us well to take advantage of this opportunity.

Market Sectors

The transportation market includes major sectors such as aviation, air and sea ports, shipping, offshore energy, containers, rail, and trucking. In general, the operators within these sectors either lease a significant portion of their operating assets or partner with third-parties like us to help fund their capital requirements. While there are companies that lease assets or otherwise provide capital to operators in each of these sectors in the transportation market, we believe that there are relatively few companies that successfully acquire assets across multiple sectors in the transportation market to provide an opportunistic approach to transportation investing. Furthermore, in some of these sectors, there is no clear market leader in terms of size and scale. We believe that over time, we can become one of the market leaders across industry sectors.

While our strategy permits us to acquire a broad array of transportation and related assets, we are currently active in three sectors where we believe there are meaningful opportunities to deploy capital to achieve attractive risk adjusted returns: aviation, offshore energy and shipping containers. In each of these sectors, our Manager has significant prior experience, and we believe there are meaningful barriers to entry and we have a sustainable advantage for us to make successful acquisitions. While we have to date focused on specific areas within these sectors, we also plan to be flexible as attractive opportunities arise outside of these sectors in the future.

Aviation

The market for aviation equipment, namely commercial aircraft and engines, is large and growing. According to Boeing, the global commercial passenger and cargo fleet of aircraft is expected to grow from approximately 20,000 at the end of 2012 to over 41,000 by 2032. The demand for new aircraft is being driven by the global demand for additional passenger and cargo capacity, which is closely tied to the GDP of both developed and emerging markets. In order to support this growth, the market for aircraft operating leases, and thus aircraft lessors, is becoming an increasingly important part of the aviation industry. According to the IATA, over 30% of the current passenger fleet is subject to operating leases, and many industry analysts expect this percentage to grow to over 50%.

We believe that the long-term demand for air travel capacity presents attractive opportunities across various asset classes within the aviation sector. In order to acquire and take delivery of new aircraft, airlines will increasingly turn to alternative methods of financing, including operating leases.

To date, we have invested in the aviation sector primarily by acquiring commercial jet engines and leasing them to aircraft operators. Historically, commercial aircraft operators owned rather than leased their engines. However, over time, engines have become more technically sophisticated and more capital intensive in terms of new acquisition and maintenance costs. This has led to increased reliance on leasing by operators in order to reduce maintenance and capital costs. We estimate the current market for commercial jet engine leasing to be valued at $17 billion, serving both aircraft operators as well as MROs. Investors in this sector need access to capital, as well as specialized technical knowledge, in order to compete successfully. We believe that our Manager’s expertise and our access to financing positions us well for future growth in engine leasing.

Offshore Energy

Oil and natural gas constitute the majority of global energy sources and are expected to remain so for the foreseeable future. According to the EIA, fossil fuels, which represented approximately 80% of energy consumption in 2011, will continue to represent approximately 80% of energy consumption in 2040. Energy demand is expected to grow, driven by increasing global population and GDP growth. This growth in energy demand is expected to result from both a larger pool of energy users as well as higher energy use per capita.

Based on publicly available sources, we believe the additional supply of oil and gas required to meet demand and offset depletion by 2020 is significant, representing over one-third of current production. The anticipated gap in oil and gas supply is so significant that it is unlikely to be met without increased offshore oil and gas production. As a result, we believe that offshore oil and gas E&P spending will increase and that the higher level of spending is leading to a greater demand for offshore assets by operators in the offshore energy sector.

According to IHS, offshore E&P spending is expected to average $449 billion per year for the next four years, largely as a result of increased demand for oil and gas and increased activity in the deepwater markets. We estimate that over $250 billion is required to finance the construction of new offshore assets over the next five years in order to supply the existing growth in demand as well as replace retiring assets. We believe that the underlying market demand, together with the need for additional assets, presents us with significant opportunities for new investment in the sector, and that our Manager’s expertise in the sector will enable us to take advantage of these opportunities.

Shipping Containers

The shipping container market principally includes marine shipping containers as well as related assets such as box chassis and generator sets (“gensets”). This equipment enables the efficient and effective movement of manufactured goods around the world through global containerized trade. According to Harrison Consulting, the size of the world container fleet as of June 30, 2013 was approximately 33.5 million TEUs.

The market for the movement of containerized cargo has grown at over 8% per year over the last three decades, more than double the annualized rate of world GDP growth during that same period. Shipping containers are widely recognized as the lowest cost, most secure way to move finished goods, food products and perishables throughout the supply chain. In general, the cost of transportation through the containerized trade network represents less than 5% of the final cost of the product. While the growth in the containerized cargo market has slowed in the last few years, we expect future growth will benefit from a growing global middle class, and our Manager’s expertise will enable us to take advantage of such future growth. To date, we have focused our investment activity on acquiring container boxes, but we also consider other related opportunities across the sector.

Our Strategy

We target investments in transportation and infrastructure assets. We seek to acquire assets that are used by major operators of transportation and infrastructure networks across sectors, and we believe this approach allows us to invest more opportunistically as compared to a single sector approach. We focus on opportunities that generate significant current cash flow and have potential upside from asset appreciation. We target asset level IRRs of 15% to 25% with the use of what we believe to be reasonable leverage. We believe these returns are attainable given the performance of our existing assets to date and based on market dynamics that we believe will foster significant opportunities to acquire additional transportation and infrastructure assets at similar returns.

We take a proactive approach to markets and opportunities by first developing an investment strategy and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we plan to make use of our extensive network of industry relationships in order to find, structure and execute attractive acquisitions. These relationships include senior executives at industry leading operators, end users of transportation and infrastructure assets as well as banks, lenders and other asset owners.

Our Strengths

Experienced Investment Team—Our Manager is an affiliate of Fortress, a leading, diversified global investment firm with approximately $55 billion under management as of June 30, 2013. Founded in 1998, Fortress manages assets on behalf of over 1,500 institutional clients and private investors worldwide across a range of private equity, credit, liquid hedge funds and traditional asset management strategies. Over the last ten years, Fortress has been one of the most active investors in transportation and infrastructure assets globally. The Fortress team of investment professionals, led by Joseph Adams, has extensive experience in transportation and infrastructure assets. The team has been working directly together for over ten years and has collectively invested almost $3 billion in equity capital and purchased over $15 billion in transportation and infrastructure assets since 2002. Some of our Manager’s prior transactions include the creation of Aircastle Ltd., one of the world’s leading aircraft lessors; SeaCube Container Leasing Ltd., one of the world’s largest container lessors; and RailAmerica Inc., a leading short-line rail operator.

We Target Assets that Generate Strong Cash Flows with Upside Potential and Plan to Pay Dividends—We target investments in transportation and infrastructure assets that generate significant and predictable cash flows through contractual lease or regular usage payments and have potential upside from appreciation in value over time. Thus far, the majority of our investments have involved transactions where the assets were already subject to or would be subject to ongoing contractual lease payments representing a significant percentage of the purchase price. Furthermore, we target asset level IRRs of 15% to 25% with the use of what we believe to be reasonable leverage across the portfolio. Our existing leverage on a weighted basis across our existing portfolio is approximately 34%. Since inception through June 30, 2013, we have made a total of seven quarterly distributions to our investors equal to approximately 72% of our cumulative net income during that period not including distributions related to the sale of certain assets. We intend to continue paying regular quarterly dividends to our shareholders.

Extensive Relationships with World Class Operators—Through our Manager, we have an extensive set of relationships with world class operators across the transportation industry. We typically seek to partner and often co-invest with experienced operators and owners when making acquisitions , and our existing relationships enable us not only to source opportunities, but also to maximize the value of each asset post-closing. Within our existing portfolio, we have partnered with several leading operators, and we expect to continue to do so.

Opportunistic Investment Approach—We acquire and manage high quality assets that are essential to the transportation of goods and people globally. We seek to find assets with the potential for attractive returns, take advantage of mispriced opportunities and focus on value-oriented acquisitions with upside potential. While our existing portfolio consists of assets in three industry sectors, our broad investment mandate allows us to opportunistically acquire assets that we believe offer the most attractive risk adjusted return profile, including in other sectors of the transportation and infrastructure market such as air and sea ports. As global markets change over time, we believe that our broad investment mandate will enable us to adjust our approach to maximize the returns for our shareholders.

Existing Portfolio

We focus on assets that generate current cash flow and also have potential upside from asset appreciation. We target primarily equity ownership of assets or entities that own assets. Our average investment size as of June 30, 2013 was approximately $20 million.

In general, we lease our assets to our customers on either operating or direct finance leases. Our operating leases are typically triple net leases, whereby the lessee pays rent as well as taxes, insurance and maintenance expenses that arise from the use of the leased equipment, with fixed per diems. Under operating leases, we bear the re-leasing and residual value risks. Under a direct finance lease, the customer commits to a fixed lease term and typically receives a bargain purchase option at the expiration of the lease. Under this type of lease, the substantive risks and rewards of equipment ownership are transferred to the lessee. The lease payments are segregated into principal and interest components similar to a loan. The interest component, calculated using the effective interest method over the term of the lease, is recognized by us as finance revenue. The principal component of the lease payments is reflected as a reduction to the net investment in the direct finance lease assets in our cash flow statement. As a result, we do not bear utilization or residual value risk for assets that are subject to direct finance leases.

Our strategy is purposefully broad to enable us to make attractive acquisitions of a wide array of assets. Currently, our existing portfolio consists of assets in three industry sectors: aviation, offshore energy and shipping containers. However, we plan to opportunistically acquire assets across the entire transportation and infrastructure market in order to find the highest quality assets, take advantage of attractive acquisition opportunities and focus on value-oriented investments with upside potential.

Aviation

We currently own and manage eleven aviation assets, including ten commercial jet engines and one aircraft. Our engine holdings consist of five CFMI-manufactured CFM56-3 engines, compatible with the Boeing 737-300, 737-400, and 737-500 aircraft families, and five General Electric-manufactured CF6-80 engines, compatible with the Boeing 747 and 767 aircraft families. Our aircraft is a Boeing 757-200, manufactured in 1998 and is equipped with two Pratt & Whitney PW2037 engines. The aircraft is configured for passenger use and includes winglets. The chart below describes the assets in our Aviation segment:

Engine Assets
Asset Type	Number	Manufacturer	Aircraft Compatibility	Economic Interest (%)
CFM56-3	5	CFMI	Boeing 737-300, Boeing 737-400, Boeing 737-500	100%
CF6-80	5	General Electric	Boeing 747, Boeing 767	100%

Aircraft Assets
Asset Type	Number	Manufacturer	Engine Type	Economic Interest (%)
Boeing 757	1	Boeing	PW2037	100%

Offshore Energy

We own two assets in offshore energy equipment, which include one ROV support vessel, as well as a 16.67% interest in an entity that owns a derrick pipelay barge. Our ROV support vessel is a 2011-built DP-2, 6,000 bhp construction support vessel that is used in the offshore oil and gas industry. The vessel was built by Jaya Holdings at their yard in Batam, Indonesia and is designed to provide construction support services including ROV support, dive support, accommodation and subsea and platform lifts. The vessel has accommodation for 120 personnel, a 50-ton crane, and can carry up to 3 ROVs. The vessel is subject to a 6–year bareboat charter with a local Malaysian operator, who in turn leases the vessel to major oil companies in that region. We own 85% of the vessel, and our lessee is a co-owner of the remaining 15%. Our bareboat charter expires in April 2019. The ROV support vessel is currently unlevered.

We also own a 16.67% interest in a non-propelled (i.e., moved by tugs) shallow water (less than 300 meters water depth) derrick pipe laying barge, which was built in late 2010 by Shanghai Zenhua Port Machinery. The barge is equipped with a 3,000 ton crane and a single joint “S-lay” system with a pipe capacity of up to 48 inches (maximum external diameter) and two tensioners of 100 tons each. The barge is on long-term charter with a local southeast Asian operator. The charter expires in September 2020 but includes annual purchase options beginning in 2015. The barge is approximately 44% levered. The chart below describes the assets in our Offshore Energy segment:

Offshore Energy Assets
Asset Type	Year Built	Description	Lease Expiration	Economic Interest (%)
ROV Support Vessel	2011	Construction support vessel with accommodation for 120 personnel and a 50-ton crane	April 2019	85%
Derrick Pipelay Barge	2010	Non-propelled shallow water derrick pipe laying barge	September 2020	16.67%

Shipping Containers

We own, either directly or through a joint venture, interests in approximately 175,000 maritime shipping containers through two separate portfolios. Of these two portfolios, one is comprised of approximately 40,000 shipping containers that are subject to a direct finance lease with a major Asian shipping line. The containers in this portfolio consist of 20’ Dry, 40’ Dry and 40’ High Cube dry containers (“HC Dry”). The containers are subject to a direct finance lease that expires in December 2017, at which point the lessee has an obligation to purchase the containers at a fixed price. These assets have maintained 100% utilization and are currently 69% levered.

We also own a 51% interest in a portfolio of approximately 135,000 shipping containers of various types, including both dry and refrigerated units. Of these, approximately 96,500 are subject to direct finance leases with 8 separate shipping lines, and the majority of those finance leases contain bargain purchase options at lease expiration. The remaining 38,500 containers in this portfolio are subject to 2.5 to 3.5 year operating leases with a large Asian shipping line. Across the portfolio of 135,000 containers, we estimate the remaining weighted average lease term to be approximately 2.5 years. These assets have maintained 100% utilization and are currently 74% levered. The chart below describes the assets in our Shipping Containers segment:

Container Shipping Assets
Number	Type	Average Age	Lease Type	Customer Mix	Economic Interest (%)
Portfolio #2 40,000	20’ Dry 40’ Dry 40’ HC Dry	8 Years	Direct Finance Lease	1 Customer	100%
Portfolio #1 135,000	20’ Dry 20’ Reefer 20’ Specials 40’ Dry 40’ HC Dry 40’ HC Reefer 40’ Specials 45’ Dry	7 Years	Direct Finance Lease/Operating Lease	9 Customers	51%

Asset Acquisition Process

Our strategy is to acquire assets that are essential to the transportation of goods and people globally. We acquire assets that are used by major operators of transportation and infrastructure networks. We seek to acquire assets and businesses that we believe operate in sectors with long-term macroeconomic growth opportunities and that have contractual cash flows with stable residual values. We target IRRs of 15% to 25% with the use of modest leverage.

We take a proactive approach to markets and opportunities by first developing an asset acquisition strategy with our Manager and then pursuing optimal opportunities within that strategy. In addition to relying on our own experience, we source new opportunities by making use of our extensive network of industry relationships in order to find, structure and execute attractive acquisitions. These relationships include senior executives at industry leading operators, end users of the assets as well as banks, lenders and other asset owners. We believe that sourcing assets both globally and through multiple channels will enable us to find the most attractive opportunities.

Once attractive opportunities are identified, our Manager performs detailed due diligence on each of our potential acquisitions. Due diligence on each of our assets always includes a comprehensive review of the asset itself as well as the industry and market dynamics, competitive positioning, and financial and operational performance. Where appropriate, our Manager conducts physical inspections, a review of the credit quality of each of our counterparties, the regulatory environment, and a review of all material documentation. In some cases, third party specialists are hired to physically inspect and/or value the target assets.

We and our Manager also spend a significant amount of time on structuring our acquisitions to minimize risks while also optimizing expected returns. We plan to employ what we believe to be reasonable amounts of leverage in connection with our acquisitions.

Asset Management

Our Manager actively monitors our portfolios of assets on an ongoing basis, and in some cases engages third parties to assist with the management of those assets. Invoices from each of our customers, are typically issued and collected on a monthly basis. We and our Manager hold frequent and recurring meetings to review the status of all of our assets, and in the case that any are returning from lease or undergoing repair, outline our options, which may include the re-lease or sale of that asset.

In some situations, we may acquire assets through a joint venture entity or own a minority position in an investment entity. In such circumstances, we will seek to protect our interests through appropriate levels of board representation, minority protections and other structural enhancements.

We and our Manager maintain relationships with operators worldwide and, through these relationships, hold direct conversations as to leasing needs and opportunities. Where helpful, we reach out to third parties who assist in leasing our assets. As an example, we often partner with MRO facilities in the aviation sector to lease these engines and support airlines’ fleet management needs.

While we expect to hold our assets for extended periods of time, we and our Manager continually review our assets to assess whether we should sell or otherwise monetize them. Aspects that will factor into this process include relevant market conditions, the asset’s age, lease profile, relative concentration or remaining expected useful life.

Credit Process

We and our Manager monitor the credit quality of our various lessees on an ongoing basis. This monitoring includes interacting with our customers on a regular basis to monitor collections, review period financial statements and discuss their operating performance. Most of our lease agreements are written with conditions that require reporting on the part of our lessees, and we actively reach out to our lessees to maintain contact and monitor their liquidity positions. Furthermore, many of our leases and contractual arrangements include credit enhancement elements that provide us with additional collateral or credit support to strengthen our credit position. Since our inception through June 30, 2013, we have not experienced any credit losses.

We are subject to concentrations of credit risk with respect to amounts due from customers on our direct finance leases and operating leases. We attempt to limit credit risk by performing ongoing credit evaluations. See “—Customers.”

Customers

Our customers consist of global operators of transportation and infrastructure networks, including airlines, offshore energy service providers and major shipping lines. We maintain on-going relationships and discussions with our customers and seek to have consistent dialogue. In addition to helping us monitor the needs and quality of our customers, we believe these relationships help source additional opportunities and gain insight into attractive opportunities in the transportation and infrastructure sector. Given our limited operating history, a substantial portion of our revenue has historically been derived from a small number of customers. During the year ended December 31, 2012, the period from June 23, 2011 (commencement of operations) to December 31, 2011, and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), we earned approximately 94% (Norwind Airlines—aviation), 100% (Norwind Airlines—aviation), 78% (Hanjin Shipping and IES Pioneer Ltd.—shipping containers and offshore energy, unaudited), and 100% (Norwind Airlines—aviation, unaudited), respectively, of our revenue from our largest customers.

Competition

The business of investing in transportation and infrastructure assets is highly competitive. Market competition for investment opportunities includes traditional transportation and infrastructure companies, commercial and investment banks, as well as a growing number of non-traditional participants, such as hedge funds, private equity funds, and other private investors.

Additionally, the markets for our products and services are competitive, and we face competition from a number of sources. These competitors include engine and aircraft parts manufacturers, aircraft and aircraft engine lessors, airline and aircraft services and repair companies, aircraft spare parts distributors, offshore services providers, maritime equipment lessors, shipping container lessors, container shipping lines, and other transportation and infrastructure equipment lessors.

We believe our Manager’s experience in the transportation and infrastructure industry, in addition to our focus on diverse asset classes and customers provides a competitive advantage versus competitors that maintain a single sector focus.

Employees

As described earlier, our Manager has provided a management team and other professionals who are responsible for implementing our business strategy and performing certain services for us, subject to oversight by our board of directors, and as a result, we have no employees. From time to time, certain of our officers may enter into written agreements with us that memorialize the provision of certain services; these agreements do not provide for the payment of any cash compensation to such officers from us. The employees of our Manager are not a party to any collective bargaining agreement.

Insurance

Our leases generally require that our customers carry physical damage and liability insurance providing primary insurance coverage for loss and damage to our assets as well as for related cargo and third parties while the assets are on lease. In addition, in certain cases, we maintain contingent liability coverage for any claims or losses on our assets while they are on hire or otherwise in the possession of a third party. Finally, we procure insurance for our assets when they are not on hire or are otherwise under our control.

Properties and Offices

As of June 30, 2013, we did not own any real estate or other physical properties materially important to our operation. Our administrative and principal executive offices are located at 1345 Avenue of the Americas, New York, NY 10105. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

One or more of our officers and directors have responsibilities and commitments to entities other than us. For example, we have some of the same directors and officers as other entities affiliated with Fortress. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics prohibits, subject to the terms of our organizational documents, the directors, officers and employees of our Manager from engaging in any transaction that involves an actual conflict of interest with us. See “Risk Factors—Risks Relating to Our Manager—There are conflicts of interest in our relationship with our Manager.”

Our key agreements, including our Management Agreement and the Partnership Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated on an arm’s-length basis with unaffiliated parties. Our independent directors may not vigorously enforce the provisions of our Management Agreement against our Manager. For example, our independent directors may refrain from terminating our Manager because doing so could result in the loss of key personnel.

The structure of the Manager’s and the General Partner’s compensation arrangements may have unintended consequences for us. We have agreed to pay our Manager a management fee and the General Partner is entitled to receive incentive compensation from Holdco that are each based on different measures of performance. Consequently, there may be conflicts in the incentives of our Manager to generate attractive risk-adjusted returns for us. In addition, because the General Partner and our Manager are both affiliates of Fortress, the incentive compensation to the General Partner may cause our Manager to place undue emphasis on the maximization of earnings, including through the use of leverage, at the expense of other objectives, such as preservation of capital, to achieve higher incentive distributions. Investments with higher yield potential are generally riskier or more speculative than investments with lower yield potential. This could result in increased risk to the value of our portfolio of assets and your investment in us.

We may compete with entities affiliated with our Manager or Fortress for certain target assets. From time to time, affiliates of Fortress may focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in one or more of the segments in which we acquire assets, each with significant current or expected capital commitments. We may to co-invest with these funds in certain target assets. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund. Fortress had approximately $55 billion of assets under management as of June 30, 2013.

Our Manager may determine, in its discretion, to make a particular acquisition through an investment vehicle other than us. Investment allocation decisions will reflect a variety of factors, such as a particular vehicle’s availability of capital (including financing), investment objectives and concentration limits, legal, regulatory, tax and other similar considerations, the source of the opportunity and other factors that the Manager, in its discretion, deems appropriate. Our Manager does not have an obligation to offer us the opportunity to participate in any particular investment, even if it meets our asset acquisition objectives.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Prior to the consummation of this offering, we will determine whether we will elect to take advantage of this extended transition period.

We could remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Legal Proceedings

In the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. We are not currently subject to any legal proceedings.

OUR MANAGER AND MANAGEMENT AGREEMENT AND OTHER COMPENSATION ARRANGEMENTS

General

We are externally managed by FIG LLC, a Delaware limited liability company, which we refer to as our Manager, pursuant to the terms of the Management Agreement. Our Manager is an affiliate of Fortress. Our principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105, c/o Fortress Transportation and Infrastructure Investors Ltd. Our telephone number is (212) 798-6100.

We do not have any employees. Our officers and the other individuals who execute our business strategy are employees of our Manager or its affiliates. These individuals are not required to exclusively dedicate their services to us and may provide services for other entities affiliated with our Manager.

Executive Officers

The following table lists each of our executive officers upon consummation of this offering, each of whom is an employee of our Manager.

Name	Age	Position
Joseph Adams	56	Chief Executive Officer
Thomas Iacono	42	Chief Financial Officer
Jonathan Atkeson	40	Chief Operating Officer
Cameron MacDougall	37	Vice President

Biographical Information

For biographical information for our executive officers, see “Management” included elsewhere in this prospectus.

Management Agreement

We have entered into a Management Agreement effective upon completion of this offering, which provides for the day-to-day management of our operations. Our Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the strategy that are approved and monitored by our board of directors. There is no limit on the amount our Manager may invest on our behalf without seeking the approval of our board of directors. For more information about our strategy, see “Business—Asset Acquisition Process” included elsewhere in this prospectus.

Our Manager’s duties will include: (i) performing all of our day-to-day functions, (ii) determining acquisition criteria in conjunction with, and subject to the supervision of, our board of directors, (iii) sourcing, analyzing and executing on asset acquisitions and sales, (iv) performing ongoing commercial management of the portfolio, and (v) providing financial and accounting management services. Our Manager is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to our assets and operations as may be appropriate, which includes, without limitation, the following:

•	serving as our consultant with respect to the periodic review of the acquisition criteria and parameters for investments, borrowings and operations;

•	investigating, analyzing, valuing and selecting possible asset acquisition opportunities;

•	with respect to our prospective acquisitions and dispositions of assets, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;

•	engaging and supervising, on our behalf and at our expense, independent contractors that provide services relating to our assets, including but not limited to investment banking, legal advisory,

tax advisory, accounting advisory, brokerage and other financial and consulting services as the Manager determines from time to time is advisable;

•	negotiating on our behalf for the sale, exchange or other disposition of any assets;

•	coordinating and managing operations of any of our joint venture or co-investment interests and conducting all matters with respect to those joint ventures or co-investments;

•	coordinating and supervising, on our behalf and at our expense, all matters related to our assets, including the leasing and/or sale and management of such assets;

•	providing executive and administrative personnel, office space and office services required in rendering services to us;

•	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

•	communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

•	counseling us in connection with policy decisions to be made by our board of directors;

•	evaluating and recommending to our board of directors modifications to our hedging strategies and engaging in hedging activities on our behalf, consistent with our strategy;

•	counseling us regarding the maintenance of our exemption from the 1940 Act and monitoring compliance with the requirements for maintaining such an exemption;

•	assisting us in developing criteria that are specifically tailored to our acquisition objectives and making available to us its knowledge and experience with respect to our target assets;

•	representing and making recommendations to us in connection with the purchase and finance, and commitment to purchase and finance, of our target assets, and in connection with the sale and commitment to sell such assets;

•	monitoring the operating performance of our assets and providing periodic reports with respect thereto to our board of directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;

•	investing and re-investing any of our moneys and securities (including investing in short-term investments pending investment, payment of fees; costs and expenses; or payments of dividends or distributions to our shareholders and partners) and advising us as to our capital structure and capital raising;

•	causing the Company to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations and to conduct quarterly compliance reviews with respect thereto;

•	causing us to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•	taking all necessary actions to enable the Company to make required tax filings and reports, including soliciting shareholders for required information to the extent provided by the provisions of the Code;

•	assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;

•	handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by our board of directors;

•	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be reasonable or customary and within any budgeted parameters or expense guidelines set by our board of directors from time to time;

•	performing such other services as may be required from time to time for management and other activities relating to our assets as our board of directors shall reasonably request or our Manager shall deem appropriate under the particular circumstances; and

•	using commercially reasonable efforts to cause us to comply with all applicable laws.

Indemnification

Pursuant to our Management Agreement, our Manager does not assume any responsibility other than to render the services called for thereunder in good faith and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees is not liable to us or any of our subsidiaries, to our board of directors, or our or any subsidiary’s shareholders or partners for any acts or omissions by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. To the full extent lawful, we are required to reimburse, indemnify and hold our Manager, its members, managers, officers and employees and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager, to the full extent lawful, reimburses indemnifies and holds us, our shareholders, directors, officers and employees and each other person, if any, controlling us, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from our Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under our Management Agreement. Our Manager carries errors and omissions and other customary insurance.

Management Team

Pursuant to the terms of our Management Agreement, our Manager provides us with a management team, including a chief executive officer, chief financial officer and chief accounting officer, to provide the management services to be provided by our Manager to us. The members of our management team devote such of their time to the management of us as our board of directors reasonably deems necessary and appropriate, commensurate with our level of activity from time to time.

Assignment

Our Manager may generally only assign our Management Agreement with the written approval of a majority of our independent directors; provided, however, that our Manager may assign our Management Agreement to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens, provided, further, that such transaction is determined at the time not to be an “assignment” for purposes of

Section 205 of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated under such act and the interpretations thereof issued by the SEC. We may not assign our Management Agreement without the prior written consent of our Manager, except in the case of an assignment to another organization which is our successor, in which case such successor organization shall be bound under our Management Agreement and by the terms of such assignment in the same manner as we are bound under our Management Agreement.

Term

The initial term of our Management Agreement expires on                     , and the Management Agreement will be renewed automatically each year for an additional one-year period unless terminated by our Manager.

Management Fee

We will pay our Manager a quarterly management fee equal to         % of our average             determined on a consolidated basis in accordance with GAAP as of the last day of the two most recently completed fiscal quarters. Our Manager computes each installment of the management fee within 15 days after the end of the quarter with respect to which such installment is payable.

Reimbursement of Expenses

Because our Manager’s employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under our Management Agreement. Our Manager is responsible for all costs incident to the performance of its duties under the Management Agreement, including compensation of our Manager’s employees, rent for facilities and other “overhead” expenses; we do not reimburse our Manager for these expenses. The expenses required to be paid by us include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of our acquisitions, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of ours (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of ours, the costs of printing and mailing proxies and reports to our shareholders, costs incurred by employees of our Manager for travel on our behalf, costs associated with any computer software or hardware that is used solely for us, costs to obtain liability insurance to indemnify our directors and officers and the compensation and expenses of our transfer agent.

Other Incentive Compensation

We will not conduct any operations other than our direct ownership of Holdco, which is responsible for acquiring assets on our behalf through one or more of its subsidiaries. Pursuant to the Partnership Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, the General Partner will be entitled to receive incentive distributions before any amounts are distributed to us based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments. The terms of such compensation arrangements are summarized below.

Income Incentive Compensation

Income Incentive Compensation is calculated and payable quarterly in arrears based on our pre-incentive fee Net Income for the immediately preceding calendar quarter. For this purpose, pre-incentive fee Net Income means, with respect to a calendar quarter, our consolidated Net Income during such quarter calculated in accordance with GAAP excluding gains and losses, realized or unrealized, and excluding any incentive compensation during the quarter.

We will pay the General Partner an incentive fee with respect to our pre-incentive fee Net Income in each calendar quarter as follows: (1) no incentive fee in any calendar quarter in which our pre-incentive fee Net Income, as expressed as a rate of return on the average value of our net equity capital at the end of the two most recently completed calendar quarters, does not exceed 2.0% for such quarters (8.0% annualized); (2) 100% of our pre-incentive fee Net Income with respect to that portion of such pre-incentive fee Net Income, if any, that exceeds 2.00% but does not exceed 2.2223% for such quarter; and (3) 10.0% of the amount of our pre-incentive fee Net Income, if any, that exceeds 2.2223% for such quarter. These calculations are appropriately prorated for any period of less than three months. The effect of the fee calculation described above is that if pre-incentive fee Net Income, as expressed as a rate of return on the average value of our net equity capital at the end of the two most recently completed calendar quarters, is equal to or exceeds 2.2223%, the General Partner will receive a fee of 10.0% of our pre-incentive fee Net Income for the quarter.

Capital Gains Incentive Compensation

Capital Gains Incentive Compensation is calculated and payable in arrears as of the end of each calendar year and will equal 10% of our cumulative realized gains from the date of the consummation of this offering through the end of the applicable calendar year net of cumulative capital losses for such period, unrealized losses attributed to impairments and all realized gains upon which prior performance-based capital gains incentive fee payments were previously made to the General Partner.

MANAGEMENT

Directors and Executive Officers

Our bye-laws provide that our board of directors shall consist of not less than 3 and not more than 9 directors as the board of directors may from time to time determine. Our board of directors currently consists of              directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2014, 2015 and 2016, respectively. Messrs.             and             each serves as a Class I director, Messrs.             and             each serves as a Class II director, and Messrs.             and             each serves as a Class III directors. All officers serve at the discretion of the board of directors.

We have             directors,             of whom have been determined to be “independent” as defined under the rules of the NYSE. Our board of directors has determined that Messrs.             ,             ,             and             are independent directors. In making such determination, our board of directors took into consideration             .

Our bye-laws do not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Set forth below is information concerning our directors. A description of the business experience of each of our directors for at least the past five years follows the table.

Name	Age	Position

Set forth below is information concerning our executive officers upon consummation of this offering. A description of the business experience of each of our executive officers for at least the past five years follows the table:

Name	Age	Position
Joseph Adams	56	Chief Executive Officer
Thomas Iacono	42	Chief Financial Officer
Jonathan Atkeson	40	Chief Operating Officer
Cameron MacDougall	37	Vice President

Joseph Adams—Chief Executive Officer—Mr Adams is our Chief Executive Officer. He is also a member of the Management Committee of Fortress. Prior to joining Fortress in April 2004, Mr. Adams was a Partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette where he was the head of the transportation industry group. In 2002, Mr. Adams served as the first Executive Director of the U.S. Air Transportation Stabilization Board. Mr. Adams received a B.S. in Engineering from the University of Cincinnati and an M.B.A. from Harvard Business School.

Thomas Iacono—Chief Financial Officer—Mr. Iacono is our Chief Financial Officer. He has over twenty years of financial and accounting experience, including eleven years at Deloitte and nine years at GE Capital. While at GE Capital, he spent over two years as a chief financial officer and five years as a commercial leader in GE Capital’s corporate aircraft business with a portfolio over $5 billion of assets. In addition, he spent three years working at GE Capital Aviation Services division (GECAS) working on a variety of airline accounts, lease and loan originations and structuring, as well as a large asset sale with the start-up and launch of the Genesis Lease IPO in 2006. Mr. Iacono received a B.S. in Accounting from the University of Connecticut and an M.B.A. from Cornell University.

Jonathan Atkeson—Chief Operating Officer—Mr. Atkeson is our Chief Operating Officer. Mr. Atkeson joined Fortress in July 2003 and is a managing director in the acquisitions area. From 2000 to 2003, Mr. Atkeson worked as a vice president in the private equity group at Whitney & Co., LLC. Prior to that, he was a member of the mergers & acquisitions group at Credit Suisse First Boston. Mr. Atkeson received a B.S.P.H. in Environmental Science and Engineering from the University of North Carolina at Chapel Hill and a J.D. from Yale Law School.

Cameron MacDougall—Vice President—Mr. MacDougall is our Vice President. Mr. MacDougall is a managing director at Fortress. He joined Fortress in February 2007. Prior to joining Fortress, Mr. MacDougall was an associate at Sullivan & Cromwell LLP from 2006 to 2007. Prior to that, Mr. MacDougall was an associate at Cravath, Swaine & Moore LLP from 2001 to 2006. At both firms, Mr. MacDougall’s practice focused on a broad array of capital markets and corporate governance matters. He is a member of the Board of Directors of Mapeley Limited, a UK commercial real estate company, and Shanghai Starcastle Senior Living Services Ltd, a Sino-foreign joint venture company formed in Shanghai, China to engage in senior living residential and eldercare services. Mr. MacDougall graduated Phi Beta Kappa, magna cum laude from Yale College with a B.A. in history and received a J.D. from Harvard Law School.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors.

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the audit committee are Messrs.             (Chair),             , and             . Upon effectiveness of the registration statement, each member of the committee will be “independent,” as defined under the rules of the NYSE and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that Mr.                     is our audit committee financial expert.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	recommends guidelines or rules to cover specific categories of transactions.

The members of the nominating and corporate governance committee are Messrs.             (Chair),             and             . Each member of our nominating and corporate governance committee is independent, as defined under the rules of the NYSE.

Compensation Committee

The compensation committee:

•	evaluates the performance of our Manager;

•	reviews the compensation and fees payable to our Manager under our Management Agreement;

•	prepares compensation committee reports; and

•	determines from time to time the remuneration for our independent directors.

The members of the compensation committee are Messrs.             (chair),             and             . Each member of our compensation committee is independent, as defined under the rules of the NYSE. The “independent” directors that are appointed to the compensation committee are also “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

Executive Officer Compensation

Each of our officers is an employee of our Manager or an affiliate of our Manager. Because our Management Agreement provides that our Manager is responsible for managing our affairs, our officers do not receive cash compensation from us for serving as our officers. Our officers, in their capacities as officers or personnel of our Manager or its affiliates, will devote such portion of their time to our affairs as is necessary to enable us to operate our business.

Code of Ethics

Our board of directors has established a code of business conduct and ethics that applies to our directors and to our Manager’s officers, directors and personnel when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our officers or directors may be made only by our board of directors as a whole or by the audit committee and will be promptly disclosed as required by law or stock exchange regulations.

PRINCIPAL SHAREHOLDERS

Prior to this offering, all of the ownership interests of Holdco were owned by Fortress Worldwide Transportation and Infrastructure Investors LP, Fortress Worldwide Transportation and Infrastructure Investors Offshore L.P. and the General Partner. The following table sets forth the beneficial ownership of our common shares by the Initial Shareholders and the General Partner immediately prior to this offering and after giving effect to this offering. Other than the Initial Shareholders, the General Partner and their direct and indirect equity holders, we are not aware of any person, or group of affiliated persons, who beneficially own more than five percent of our issued and outstanding common shares. None of our officers and directors beneficially own any of our common shares. The table below gives effect to (i) the Reorganization and (ii) the          for          share split to be effected immediately prior to the consummation of this offering.

The percentage of beneficial ownership of our common shares assumes that there are             common shares issued and outstanding immediately prior to this offering and             common shares issued and outstanding immediately following this offering, and does not assume that the underwriters will exercise their option to purchase additional shares.

Following the Distribution, the Initial Shareholders will no longer hold any of our common shares and all of such shares will be distributed to the their direct or indirect equityholders in accordance with the respective limited partnership agreements of the Initial Shareholders. See “Prospectus Summary—Our Organizational Structure” included elsewhere in this prospectus.

	Immediately Prior to this Offering		Immediately Following this Offering
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Fortress Worldwide Transportation and Infrastructure Investors LP
Fortress Worldwide Transportation and Infrastructure Investors Offshore L.P.
Fortress Worldwide Transportation and Infrastructure Master GP

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors will adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person will be required to promptly disclose to the legal department of our Manager any proposed related person transaction and all material facts about the proposed transaction. The legal department would then assess and promptly communicate that information to our independent directors.

Based on their consideration of all of the relevant facts and circumstances, our independent directors will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, our best interests, as determined by at least a majority of the independent directors acting with ordinary care and in good faith. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our independent directors, who will evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

Management Agreement

We have entered into a Management Agreement with our Manager, an affiliate of Fortress, effective upon completion of this offering, pursuant to which our Manager provides for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the strategy that are approved and monitored by our board of directors. From time to time, we may engage (subject to our strategy) in material transactions with our Manager or another entity managed by our Manager or one of its affiliates or other affiliates of Fortress, including Seacastle Ships Holdings Inc., Trac Intermodal and Florida East Coast Railway, L.L.C., which may include, but are not limited to, certain financing arrangements, purchases of debt, co-investments, consumer loans, servicing advances and other assets that present an actual, potential or perceived conflict of interest. See “Our Manager and Management Agreement and Other Compensation Arrangements” included elsewhere in this prospectus.

Fortress Incentive Compensation

We have entered into certain incentive compensation arrangements with the general partner of Holdco, an affiliate of Fortress. See “Our Manager and Management Agreement and Other Compensation Arrangements” included elsewhere in this prospectus.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws as will be in effect upon the completion of this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

General

Following the consummation of this offering, our authorized share capital will consist of:

•	common shares, par value US$0.01 per share; and

•	preferred shares, par value US$0.01 per share.

All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be issued fully paid. Our bye-laws permit us to issue shares that are not fully paid, subject to the right of our board of directors to make calls for unpaid amounts.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.

Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are to be elected by our shareholders by a plurality of the votes cast on the resolution. There is no cumulative voting in the election of our directors, which means that the holders of a majority of the issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares. Any common shares not fully paid up are subject to calls by our board of directors.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preference shares may be more favorable to the holder(s) thereof than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to such preference share. The effect of issuing preference shares may include, among other things, one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of us.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issuance of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors currently consists of                      directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2014, 2015, and 2016, respectively.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to Members or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed, only for cause, by a resolution of the holders of not less than 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Corporate Opportunity

Under our bye-laws, to the extent permitted by law:

•	Fortress and their respective affiliates, including the Manager and General Partner, have the right to and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if Fortress or their respective affiliates, including the Manager and General Partner, or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our shareholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer, or employee of any of Fortress or their respective affiliates, including the Manager and General Partner, acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of Fortress or their respective affiliates, including the Manager and General Partner, pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Anti-Takeover Provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The authorized but unissued common shares and our preference shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation, scheme of arrangement or otherwise.

Certain provisions of our bye-laws may make a change in control of the Company more difficult to effect. Our bye-laws provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our shareholders. The terms of the directors in the first, second and third classes will expire in 2014, 2015 and 2016, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be considered by our shareholders to be in their best interest. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are elected by our shareholders by a plurality of the votes cast on the resolution. In addition, our bye-laws provide that directors may be removed, only for cause, by a resolution of the holders of not less than 66% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution. Finally, certain provisions of our bye-laws regarding the election of directors, classes of directors, the term of office of directors and removal of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of our shareholders, as described in “—Differences between the Governing Corporate Law of Bermuda and Delaware Law—Amendment of Bye-laws.”

Pursuant to our bye-laws, our preference shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions. See “—Preference Shares.”

CERTAIN PROVISIONS OF BERMUDA LAW

Bermuda Monetary Authority

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Share Certificates

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, not less than 10 nor more than 60 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares entitled to vote.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act 1981 of Bermuda (the “Companies Act”), establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the bye-laws relating to election and removal of directors, classes of directors, the term of office of directors, amalgamations, mergers, the ability to call annual and special general meetings, notice provisions, approval of business combinations and the bye-law governing the amendment of the forgoing bye-laws, the required resolutions must include the affirmative vote of our board and of at least 80% of the votes attaching to all shares in issue.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 80% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any merger or amalgamation or other business combination (as defined in our bye-laws) not approved by our board must be approved by the holders of not less than 80% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Our bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 80% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

Capitalization of Profits and Reserves

Pursuant to our bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar or Transfer Agent

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by             , who will serve as branch registrar and transfer agent.

Untraced Shareholders

Our bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Listing

We intend to apply for listing our common shares on the NYSE under the symbol “        ”.

COMPARISON OF SHAREHOLDER RIGHTS

Differences in Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of significant differences between the Companies Act and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our board. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors, or any class of either shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the company. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors

Bermuda law and our bye-laws provide that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board. Our bye-laws provide that after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting.

Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Subject to our bye-laws, at any general meeting two or more persons present throughout and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws or the Companies Act, at any general meeting, subject to any rights or restrictions attached to the shares, every shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one vote for each voting share held. No shareholder shall be entitled to vote at a general meeting unless such shareholder has paid all the calls on all shares held by them. Subject to the Companies Act and our bye-laws, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast. In the case of an equality of votes the resolution shall fail.

Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bye-laws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bye-laws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.

Amalgamations, Mergers and Similar Arrangements

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 80% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or merger (other than with a wholly owned subsidiary) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common shares. Any amalgamation or merger or other business combination (as defined in our bye-laws) not approved by our board must be approved by the holders of not less than 80% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court to determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including the NYSE or the Nasdaq Global Market.

Takeovers

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

(1) By a procedure under the Companies Act known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

(2) If the acquiring party is a company it may compulsorily acquire all of the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

(3) Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Certain Transactions with Significant Shareholders

Our bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 80% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common stock not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may in its bye-laws or in any contract or arrangement between the company and any officer, or any person employed by the company as auditor, exempt such officer or person from, or indemnify him in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or (iv) transactions from which such director derived an improper personal benefit.

Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.

Special Meeting of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of the shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least 5 days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that the chairman or our board of directors may convene a members meeting. Under our bye-laws, at least 10 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting, by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of shareholders.

Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Approval of Corporate Matters by Written Consent

The Companies Act and our bye-laws provide that shareholders may take action by written resolution signed by the majority of shareholders that would have been required had a meeting occurred and had all shareholders so entitled attended and voted thereat.

Our bye-laws provide that shareholders may take action by unanimous written consent of all of the shareholders entitled to vote on such action.

Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

Dividends and other Distributions

Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. “Contributed surplus” is defined for purposes of section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be made available to the shareholders.

The register of members of a company is also open to inspection by shareholders and members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is also required to keep at its registered office a register of directors and officers which is also open to inspection by shareholders and members of the general public for not less than two hours in any business day without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Delaware law requires that a company, within 10 days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least 10 days prior to the meeting during ordinary business hours and at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records and the inspection by the shareholder is for a proper purpose.

Shareholder Proposals

Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bye-laws.

Amendment of Memorandum of Association

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued and outstanding share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-laws

Consistent with the Companies Act, our bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of our board of directors and by a resolution of our shareholders.

Under Delaware Law, holders of a majority of the voting power of a corporation and, of so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bye-laws of a corporation.

Dissolution

Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Bermuda Registrar of Companies. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

Staggered Board of Directors

Under Bermuda law, the Companies Act does not contain statutory provisions specifically mandating staggered board arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have staggered board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common shares and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have              common shares issued and outstanding (or a maximum of              shares if the underwriters exercise their option to purchase additional shares in full). All of the              common shares sold in this offering (or              shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately     % of our issued and outstanding common shares will be held by the Initial Shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below and restrictions in the respective limited partnership agreements of the Initial Shareholders, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We and our executive officers, directors and the Initial Shareholders have agreed with the underwriters that, subject to certain exceptions, for a period of          days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of our common shares, or cause a registration statement covering any of our common shares to be filed, without the prior written consent of             . See “Underwriting.”                      may waive these restrictions at its discretion.

            has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common shares, historical trading volumes of our common shares and whether the person seeking the release is an officer, director or affiliate of the Company.

Following the expiration of these lock-up agreements and upon completion of the Distribution, the Limited Partners, including the General Partner, will no longer be subject to any contractual restrictions on the sale of the shares received by them in the Distribution, and may freely resell such securities under Rule 144 as described below or pursuant to any other applicable exemption under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common shares or the average weekly trading volume of our common shares reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain of the U.S. federal income tax considerations applicable to the purchase, ownership and disposition of common shares by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common shares held as capital assets by holders who purchase common shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common shares by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as the following:

•	brokers or dealers in securities or currencies;

•	financial institutions;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	cooperatives;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as partnerships or other pass through entities for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, you will be considered a “U.S. Holder” if you beneficially own our common shares and you are for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if you (i) are subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of your substantial decisions or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You will be considered a “Non-U.S. Holder” if you beneficially own our common shares and you are not a U.S. Holder or a partnership or other passthrough entity for U.S. federal income tax purposes. If you are a partnership or other passthrough entity for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners or owners generally will depend upon the status of such partners or owners and your activities.

If you are considering the purchase of our common shares, we urge you to consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Taxation of FTAI and its subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the United States is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 35% for a corporation’s effectively connected income and 30% for the branch profits tax.

A portion of the income of certain of our foreign subsidiaries is treated as effectively connected with the conduct of a trade or business within the U.S., and such effectively connected income is subject to U.S. federal income tax. U.S. federal income tax returns will be filed declaring such effectively connected income. There can be no assurance that the Internal Revenue Service (the “IRS”) will not assert or that a court will not decide that a larger portion of the income of certain of our foreign subsidiaries is effectively connected income subject to U.S. federal income tax.

Section 883 of the Code provides an exemption from U.S. federal income taxation for income derived from aircraft and ships used to transport passengers or cargo in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income, the lessor of the aircraft or ships must be organized in a country that grants a comparable exemption to U.S. lessors (Bermuda does), and either the direct and indirect shareholders of the lessor must satisfy certain residency requirements or certain other requirements must be satisfied. It is unclear whether we will be eligible for this exemption as our stock will be traded on the market following the offering and changes in our ownership or the amount of our shares that are traded could cause us to cease to be eligible for such exemption. We can satisfy the requirements for the exemption under Section 883 in any year if, for more than half the days of such year, our shares are primarily and regularly traded on a recognized exchange and certain shareholders, each of whom owns 5% or more of our shares (applying certain attribution rules), do not collectively own more than 50% of our shares. Our shares will be considered to be primarily and regularly traded on a recognized exchange in any year if (1) the number of trades in our shares effected on such recognized stock exchanges exceed the number of our shares (or direct interests in our shares) that are traded during the year on all securities markets; (2) trades in our shares are effected on such stock exchanges in more than de minimis quantities on at least 60 days during every calendar quarter in the year; and (3) the aggregate number of our shares traded on such stock exchanges during the taxable year is at least 10% of the average number of our shares outstanding in that class during that year. If our shares do not satisfy these requirements, then we will not be eligible for the Section 883 exemption with respect to rental income earned by aircraft or ships used to transport passengers or cargo in international traffic.

If we are not eligible for the exemption under Section 883 of the Code, we expect that the U.S. source rental income of our foreign subsidiaries from the international operation of aircraft or ships used to transport passengers or cargo generally will be subject to U.S. federal income taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, one of our foreign subsidiaries treated as a corporation did not comply with certain administrative guidelines of the IRS, such that 90% or more of such subsidiary’s U.S. source rental income from the international operation of aircraft or ships used to transfer passengers or cargo were attributable to the activities of personnel based in the United States (in the case of time-charter leases) or from “regularly scheduled transportation” as defined is such administrative guidelines (in the case of bareboat leases), such subsidiary’s U.S. source rental income would be treated as income effectively connected with the conduct of a trade or business in the United States.

Consequences to U.S. Holders

Dividends

Subject to the PFIC rules and the CFC rules discussed below, distributions of cash or property that we pay in respect of our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common shares) to the extent of your tax basis in the common shares on which the distribution was made, and then as capital gain from the sale or exchange of such common shares. We expect that our distributions will not be eligible for the dividends-received deduction for corporate U.S. Holders or “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules and the CFC rules discussed below, upon the sale, exchange or other taxable disposition of common shares, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the common shares sold. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common shares is more than one year at the time of its disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status and Related Tax Consequences

We expect FTAI to be a PFIC for U.S. federal income tax purposes. Accordingly, you will be subject to different taxation rules with respect to an investment in our common shares depending on whether you make a QEF election with respect to your investment in common shares and with respect to the subsidiaries of FTAI that are treated as PFICs, if any. Different rules may apply to you if you are a “10% U.S. Holder” (as described below under “—Controlled Foreign Corporation Status and Related Tax Consequences”). See below for a discussion about the possibility of making the “mark-to-market” election.

If you make timely QEF elections with respect to your common shares and the subsidiaries of FTAI, if any, that are treated as PFICs, you must report for U.S. federal income tax purposes your pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within your taxable year, regardless of whether or not you received any distributions on the common shares you own. You may, however, elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. No portion of any such inclusions of ordinary earnings would be eligible to be treated as “qualified dividend income.” If you are a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gains tax rates. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when you receive such distribution, but it would result in a corresponding reduction in the adjusted tax basis in your common shares. You would not, however, be entitled to a deduction for your pro rata share of any losses that any such PFIC incurs with respect to any year. You generally would recognize capital gain or loss on the sale, exchange or other disposition of common shares. You may make timely QEF elections with respect to your investment in common shares by filing one copy of IRS Form 8621 with your U.S. federal income tax return for the first year in which you hold our common shares. FTAI will provide you with all necessary information in order for you to make QEF elections as described above. Another election generally available with respect to publicly traded PFICs is the “mark-to-market” election. Although the “mark-to-market” election is available with respect to FTAI, the law is unclear as to whether a “mark-to-market” election will also be effective with respect to any subsidiary of FTAI that is a PFIC. Such uncertainty can be resolved by making a QEF election with respect to each PFIC subsidiary of FTAI but may result in double inclusion of income. You should consult your tax adviser about the possibility of making a “mark-to-market” election with respect to FTAI and the consequences of doing so.

Finally, if you do not make QEF elections with respect to your investment in common shares and to any subsidiary of FTAI that is a PFIC, you would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions you receive on your common shares in a taxable year in excess of 125% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the aggregate holding period for the common shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income and would not be “qualified dividend income”; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If you do not make QEF elections with respect to FTAI and its subsidiaries that are treated as PFICs if the stock of a subsidiary of FTAI that is treated as a PFIC is sold or otherwise disposed of, you will be required to recognize gain in an amount equal to your pro rata share of the gain realized by the direct owner of the disposed PFIC stock. The amount of such gain will be treated as an excess distribution and will be subject to the rules set forth above with respect to excess distributions.

These special rules should not apply to a beneficial owner of our common shares that is a pension, profit sharing or other retirement trust or other tax-exempt organization that does not borrow money or otherwise utilize leverage in connection with its acquisition of our common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE PFIC RULES TO YOUR PARTICULAR SITUATION.

Controlled Foreign Corporation Status and Related Tax Consequences

FTAI may be a CFC for U.S. federal income tax purposes. FTAI will be a CFC for any year in which U.S. Holders that each own (directly, indirectly or by attribution) at least 10% of FTAI’s voting shares (each a “10% U.S. Holder”) together own more than 50% of the total combined voting power of all classes of FTAI’s voting shares or more than 50% of the total value of FTAI’s shares. If FTAI were a CFC, there would be many complex results, one of which is that if you were a 10% U.S. Holder on the last day of FTAI’s taxable year, you would be required to recognize as ordinary income your pro rata share of certain income of FTAI and its subsidiaries (including both ordinary earnings and capital gains) for the taxable year, whether or not you received any distributions on your common shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your common shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their common shares for more than one year, if you were a 10% U.S. Holder, any gain from disposition of your common shares would be treated as dividend income to the extent of accumulated earnings attributable to such common shares during the time you held such common shares.

For any year in which FTAI were both a PFIC and a CFC, if you were a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE POSSIBLE APPLICATION OF THE CFC RULES TO YOUR PARTICULAR SITUATION.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Certain Tax Reporting Obligations

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a holder is required to submit such information to the IRS and fails to do so.

If you are a U.S. Holder that owns more than 10% of the aggregate value of our common shares (or you are an officer or director of FTAI and you are a United States citizen or resident) you may be required to file an information return on IRS Form 5471. A U.S. Holder that purchases common shares with cash generally will be required to file Form 926 with the IRS if (i) immediately after the transfers such investor holds, directly or indirectly, at least 10% of our voting shares, or (ii) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the transfer exceeds $100,000. In the event a U.S. Holder fails to file any such required form, such holder could be required to pay a substantial penalty. In addition, depending on your particular circumstances, you may be required to file certain other IRS information returns with respect to an investment in common shares.

Consequences to Non-U.S. Holders

Special rules may apply to you if you are a CFC or a PFIC or are otherwise subject to special treatment under the Code. In such case, you should consult your tax advisor to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to you with respect to an investment in common shares.

Dividends

You generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to the common shares, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or other Taxable Disposition of Common Shares

You generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of shares of our common shares unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States; or

•	if you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you meet certain other requirements

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition of common shares under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition of common shares that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

You may be required to establish your exemption from information reporting and backup withholding by certifying your status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or that has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.              and              are the representatives of the underwriters.

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Initial Shareholders, we and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date          days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the Initial Shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common shares on the NYSE under the symbol “            ”. In order to meet one of the requirements for listing the common shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the common shares offered in this offering will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Skadden, Arps, Slate, Meagher & Flom LLP is representing us in connection with this offering. The underwriters have been represented by             .

EXPERTS

The financial statements of Fortress Worldwide Transportation and Infrastructure General Partnership as of December 31, 2012 and 2011 and for year ended December 31, 2012 and the period from June 23, 2011 (commencement of operations) to December 31, 2011 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Intermodal Finance I Ltd. as of December 31, 2012 and for the period from September 5, 2012 (commencement of operations) to December 31, 2012 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

We have obtained the graphical, statistical and other information about the container leasing industry set forth in this prospectus, including all information under the subheading “Shipping Containers” in the section titled “Industry Overview,” and all estimates about future container trade growth appearing elsewhere in this prospectus, from Harrison Consulting, and we have included such information in reliance upon the authority of Harrison Consulting as an expert in statistical and other analysis of the container leasing industry. The “Shipping Containers” subsection of the “Industry Overview” section of this prospectus has been prepared by Harrison Consulting, which has confirmed to us that such section fairly summarizes the matters set forth therein, as stated in the consent of Harrison Consulting filed as an exhibit to the registration statement of which this prospectus is a part.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications, and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance, with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investors relations section of our website, www.            . Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP AND INTERMODAL FINANCE I LTD.

Page
CONSOLIDATED FINANCIAL STATEMENTS OF FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2012, December 31, 2011, June 30, 2013 (unaudited) and June 30, 2012 (unaudited)	F-3

Consolidated Statements of Operations for the Year Ended December 31, 2012, the Period from June  23, 2011 (Commencement of Operations) to December 31, 2011 and the Six Months Ended June 30, 2013 (unaudited) and 2012 (unaudited)

F-4

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December  31, 2012, the Period from June 23, 2011 (Commencement of Operations) to December 31, 2011 and the Six Months Ended June 30, 2013 (unaudited) and 2012 (unaudited)

F-5

Consolidated Statements of Changes in Partners’ Capital for the Year Ended December  31, 2012, the Period from June 23, 2011 (Commencement of Operations) to December 31, 2011 and the Six Months Ended June 30, 2013 (unaudited) and 2012 (unaudited)

F-6

Consolidated Statements of Cash Flows for the Year Ended December 31, 2012, the Period from June  23, 2011 (Commencement of Operations) to December 31, 2011 and the Six Months Ended June 30, 2013 (unaudited) and 2012 (unaudited)

F-8

Notes to Consolidated Financial Statements	F-10

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Partners of Fortress Worldwide Transportation and Infrastructure General Partnership:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of Fortress Worldwide Transportation and Infrastructure General Partnership at December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and the period from June 23, 2011 (commencement of operations) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

October 29, 2013

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands)

	December 31,		June 30, (Unaudited)
	2012	2011	2013	2012
Assets
Cash and cash equivalents	$4,124	$1,100	$3,366	$235
Restricted cash	—	—	933	670
Accounts receivable	23	—	1,134	—
Equipment held for lease, net of accumulated depreciation of $1,112, $227, $2,013 (unaudited) and $587 (unaudited), respectively	28,998	15,683	76,661	15,323
Equipment held for sale	469	—	500	—
Direct finance leases, net of unearned revenue of $25,606, $0, $22,345 (unaudited) and $0 (unaudited), respectively	80,331	—	76,728	—
Investments in and advances to unconsolidated entities, net of accumulated premium amortization of $69, $0, $122 (unaudited) and $16 (unaudited), respectively	55,922	—	55,296	19,793
Acquired lease intangible, net of accumulated amortization of $556, $45, $556 (unaudited) and $556 (unaudited), respectively	—	511	—	—
Deferred financing costs, net of amortization of $2, $0, $57 (unaudited) and $0 (unaudited), respectively	558	—	503	—
Interest rate swap	—	—	400	—
Other assets	149	22	378	137

Total assets	$170,574	$17,316	$215,899	$36,158

Liabilities
Accounts payable and accrued liabilities	$1,547	$2,072	$1,401	$1,815
Management fees payable to affiliate	389	63	947	131
Loan payable	55,991	—	52,958	—
Note payable to non-controlling interest	—	—	3,191	—
Maintenance deposits	—	2,255	135	—
Security deposits	625	2,000	1,093	—
Due to affiliate	7	71	92	212

Total liabilities	58,559	6,461	59,817	2,158

Partners’ capital
Partners’ capital	112,092	10,855	152,353	34,000
Accumulated other comprehensive income (loss)	(77)	—	410	—
Non-controlling interest in equity of consolidated subsidiaries	—	—	3,319	—

Total partners’ capital	112,015	10,855	156,082	34,000

Total liabilities and partners’ capital	$170,574	$17,316	$215,899	$36,158

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollar amounts in thousands)

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, 2013 (unaudited)	Six Months Ended June 30, 2012 (unaudited)
Revenues
Lease income	$126	$740	$2,363	$28
Maintenance revenue	2,255	371	89	2,255
Finance lease income	94	—	3,315	—
Other income, net	1,014	16	51	989

Total revenues	3,489	1,127	5,818	3,272

Expenses
Repairs and maintenance	1,275	—	470	—
Management fees	520	63	947	131
General and administrative	1,745	2,369	1,050	660
Depreciation and amortization	887	227	1,217	360
Interest expense	30	—	1,199	—

Total expenses	4,457	2,659	4,883	1,151

Other income (expense)
Equity in earnings of unconsolidated entities, net of premium amortization of $69, $0, $53 and $16, respectively	3,162	—	5,887	616
Gain on sale of equipment	—	—	1,820	—

Total other income (expense)	3,162	—	7,707	616

Net income (loss)	2,194	(1,532)	8,642	2,737
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	92	—

Net income (loss) attributable to partners	$2,194	$(1,532)	$8,550	$2,737

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollar amounts in thousands)

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, (unaudited)
			2013	2012
Net income (loss)	$2,194	$(1,532)	$8,642	$2,737
Other comprehensive income (loss):
Change in fair value of cash flow hedge (1)	(77)	—	487	—

Comprehensive income (loss)	$2,117	$(1,532)	$9,129	$2,737

Comprehensive income (loss) attributable to non-controlling interest	$—	$—	$92	$—

Comprehensive income (loss) attributable to partners	$2,117	$(1,532)	$9,037	$2,737

(1)	Includes the Partnership’s share of equity method investee amounts of $(77), $0, $87 and $0, respectively

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	Partners’ Capital	Accumulated Other Comprehensive Income	Non-controlling interest in equity of consolidated subsidiaries	Total
Comprehensive income (loss):
Net income (loss) for the period	$(1,532)	$—	$—	$(1,532)
Other comprehensive income	—	—	—	—

Total comprehensive income	(1,532)	—	—	(1,532)
Capital contributions	12,600	—	—	12,600
Capital distributions	(213)	—	—	(213)

Partners’ capital—December 31, 2011	10,855	—	—	10,855

Comprehensive income (loss):
Net income (loss) for the period	2,194	—	—	2,194
Other comprehensive income (loss)	—	(77)	—	(77)

Total comprehensive income	2,194	(77)	—	2,117
Capital contributions	101,022	—	—	101,022
Capital distributions	(1,979)	—	—	(1,979)

Partners’ capital—December 31, 2012	$112,092	$(77)	$—	$112,015

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	Partners’ Capital	Accumulated Other Comprehensive Income	Non-controlling interest in equity of consolidated subsidiaries	Total
Partners’ capital—December 31, 2012	112,092	(77)	—	112,015

Comprehensive income (loss):
Net income (loss) for the period	8,550	—	92	8,642
Other comprehensive income	—	487	—	487

Total comprehensive income	8,550	487	92	9,129
Capital contributions	41,854	—	3,318	45,172
Capital distributions	(10,143)	—	(91)	(10,234)

Partners’ capital—June 30, 2013 (unaudited)	$152,353	$410	$3,319	$156,082

Partners’ capital—December 31, 2011	10,855	—	—	10,855

Comprehensive income (loss):
Net income (loss) for the period	2,737	—	—	2,737
Other comprehensive income	—	—	—	—

Total comprehensive income	2,737	—	—	2,737
Capital contributions	20,916	—	—	20,916
Capital distributions	(508)	—	—	(508)

Partners’ capital—June 30, 2012 (unaudited)	$34,000	$—	$—	$34,000

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, (unaudited)
			2013	2012
Cash flows from operating activities:
Net income (loss)	$2,194	$(1,532)	$8,642	$2,737
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of unconsolidated entities	(3,162)	—	(5,887)	(616)
Gain on sale of equipment	—	—	(1,820)	—
Depreciation and amortization	887	227	1,217	360
Amortization of lease intangible	511	45	—	511
Security deposit retained upon lease termination	(1,500)	—	—	(1,500)
Maintenance deposit retained upon lease termination	(2,255)	—	—	(2,255)
Operating distributions from unconsolidated entities	1,942	—	4,714	458
Change in:
Accounts receivable	(23)	—	(1,111)	—
Other assets	(127)	(22)	(229)	(115)
Accounts payable and accrued liabilities	(750)	2,072	(146)	(927)
Management fees payable to affiliate	326	63	558	68
Due to affiliates	(64)	71	85	141

Net cash provided by (used in) operating activities	(2,021)	924	6,023	(1,138)

Cash flows from investing activities:
Investments in and advances to unconsolidated entities	(54,779)	—	—	(18,965)
Restricted cash	—	—	(933)	(670)
Acquisition of direct finance leases	(80,106)	—	—	—
Principal collections on direct finance leases	—	—	3,603	—
Acquisition of equipment	(14,894)	(11,746)	(54,338)	—
Acquisition of lease intangible	—	(556)	—	—
Proceeds from sale of flight equipment	225	—	7,301	—
Return of capital distributions from unconsolidated entities	—	—	1,887	—

Net cash used in investing activities	(149,554)	(12,302)	(42,480)	(19,635)

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)

	Year Ended December 31, 2012	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011	Six Months Ended June 30, (unaudited)
			2013	2012
Cash flows from financing activities:
Proceeds from loan payable	55,991	—	—	—
Repayments of loan payable	—	—	(3,033)	—
Proceeds from note payable to non-controlling interest	—	—	3,225	—
Repayments of note payable to non-controlling interest	—	—	(34)	—
Deferred financing costs	(560)	—	—	—
Receipt of security deposits	625	—	993	—
Return of security deposits	(500)	(301)	(525)	(500)
Maintenance deposits	—	392	135	—
Capital contributions from partners	101,022	12,600	41,854	20,916
Capital distributions to partners	(1,979)	(213)	(10,143)	(508)
Capital contributions from non-controlling interest	—	—	3,318	—
Capital distributions to non-controlling interest	—	—	(91)	—

Net cash provided by financing activities	154,599	12,478	35,699	19,908

Net increase (decrease) in cash and cash equivalents	3,024	1,100	(758)	(865)
Cash and cash equivalents, beginning of period	1,100	—	4,124	1,100

Cash and cash equivalents, end of period	$4,124	$1,100	$3,366	$235

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$1,139	$—

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of investment in unconsolidated entity	$—	$—	$—	$(670)
Acquisition of direct finance leases	(225)	—	—	—
Acquisition of equipment	—	(4,164)	—	—
Assumed security deposit	—	2,301	—	—
Assumed maintenance deposit	—	1,863	—	—
Change in fair value of cash flow hedge	—	—	400	—
Partnership’s share of change in fair value of cash flow hedge of equity method investee	(77)	—	87	—

See accompanying notes to consolidated financial statements.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

1.	ORGANIZATION

Fortress Worldwide Transportation and Infrastructure General Partnership (the “Partnership”) is a Delaware General Partnership which was formed on May 9, 2011 for the object and purpose of, directly or indirectly, acquiring, holding, operating and disposing of transportation and infrastructure related assets and engaging in all activities incidental thereto. The partnership agreement provides that the Partnership shall continue indefinitely unless earlier dissolved as a result of an Event of Dissolution, as defined. The Partnership commenced operations on June 23, 2011.

The Partnership is a holding company that conducts its business through subsidiaries which are currently engaged in the ownership and leasing of Aviation equipment, Offshore Energy equipment and Shipping Containers. The Partnership operates in three reportable segments (Note 11).

The partners of the Partnership are Fortress Worldwide Transportation and Infrastructure Investors LP (the “Onshore Fund”), with a 86.29% interest, Fortress Worldwide Transportation and Infrastructure Offshore LP (the “Offshore Fund”), with a 13.66% interest and Fortress Worldwide Transportation and Infrastructure Master GP LLC (the “Master GP”), with a .05% interest. At December 31, 2012 and June 30, 2013 (unaudited), the aggregate capital commitments of the investors of the Onshore Fund, Offshore Fund and Master GP, which are designated for investment in the Partnership, were approximately $169.8 million and $395.2 million (unaudited), respectively, of which approximately $113.6 million and $164.5 million (unaudited), respectively, had been called.

The Master GP is entitled to an incentive return (the “Incentive Return”) generally equal to 10% of the Partnership’s returns (before certain taxes), as defined, subject to: i) an 8% cumulative preferred return payable to the Onshore Fund and Offshore Fund investors and ii) a clawback provision which requires amounts previously distributed as Incentive Return to be returned to the Partnership for the benefit of the Onshore Fund and Offshore Fund investors (after adjusting for tax in accordance with the partnership agreement) if, upon the termination of the Partnership, the amounts ultimately distributed to the Master GP exceed its allocable amount.

The Master GP is owned by an affiliate of Fortress Investment Group LLC (“Fortress”). The Onshore Fund and the Offshore Fund are investment vehicles which are sponsored by Fortress. The general partner of the Onshore Fund and the Offshore Fund is owned by an affiliate of Fortress.

The Partnership is managed by FIG Transportation Fund Management LLC (the “Manager”), an affiliate of Fortress, pursuant to a management agreement (the “Management Agreement”) which provides for the Partnership to bear obligations for management fees and expense reimbursements payable to the Manager (Note 10).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Partnership and its subsidiaries. The Partnership consolidates all entities in which it has a controlling financial interest and in which it has control over significant operating decisions, as well as variable interest entities (“VIE’s”) in which the Partnership is the primary beneficiary. All significant intercompany transactions and balances have been eliminated. The Partnership did not hold any interests in a VIE at December 31, 2012, December 31, 2011, June 30, 2013 (unaudited) or June 30, 2012 (unaudited), respectively. The ownership interest of other investors in consolidated subsidiaries are recorded as non-controlling interest.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

The Partnership uses the equity method of accounting for investments in entities in which the Partnership exercises significant influence but which do not meet the requirements for consolidation. Under the equity method, the Partnership records its proportionate share of the underlying net income (loss) of these entities.

Unaudited Interim Financial Statements—The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Partnership’s financial position as of June 30, 2013 and 2012 and the results of its operations, its comprehensive income and its cash flows for the six months ended June 30, 2013 and 2012. The financial data and other information disclosed in these notes related to the six months ended June 30, 2013 and 2012 are unaudited. The results for the six months ended June 30, 2013 should not be regarded as necessarily indicative of results to be expected for the year ending December 31, 2013.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—In the normal course of business, the Partnership encounters several significant types of economic risk including credit, market, and capital market risks. Credit risk is the risk of the inability or unwillingness of a lessee or derivative counterparty to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the risk of a downturn or volatility in the underlying industry segments that the Partnership operates in which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Partnership’s leasing equipment. Capital market risk is the risk that the Partnership is unable to obtain capital at reasonable rates to fund the growth of its business or to refinance existing debt facilities. The Partnership, through its subsidiaries, also conducts operations outside of the United States; such international operations are subject to the same risks as those associated with its United States operations as well as additional risks, unexpected changes in regulatory requirements, heightened risk of political and economic instability, potentially adverse tax consequences and the burden of complying with foreign laws. The Partnership does not have significant exposure to foreign currency risk as its leasing arrangements are all denominated in U.S. dollars.

Cash and Cash Equivalents—The Partnership considers all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents. Substantially all of the Partnership’s amounts on deposit with major financial institutions exceed insured limits.

Restricted Cash—Restricted cash consists of cash held in segregated accounts pursuant to the requirements of the Partnership’s loan agreement (Note 8), except in 2012, where restricted cash consisted of cash held in a designated holdback account in connection with the acquisition of an investment, which amount was subsequently released to the seller.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Equipment Held for Lease and Depreciation

Equipment held for lease is stated at cost (inclusive of capitalized acquisition costs) and depreciated to estimated residual values using the straight-line method, over estimated useful lives and residual values which are summarized as follows:

	Range of Estimated Useful Lives	Residual Value Estimates
Passenger aircraft	25 years from date of manufacture	15% of manufacturer’s estimated realized price when new

Aircraft engines	3 - 6 years, based on maintenance adjusted service life	50% of run-out market value for similar model engines at time of acquisition

Offshore energy vessels	25 years from date of manufacture	20% of new build cost

Major improvements and modifications incurred in connection with the acquisition of leasing equipment that are required to get the equipment ready for initial service are capitalized and depreciated over the remaining life of the equipment.

For planned major maintenance or component overhaul activities for Aviation equipment off lease, the cost of such major maintenance or component overhaul events is capitalized and depreciated on a straight-line basis over the period until the next maintenance or component overhaul event is required.

In accounting for equipment held for lease, the Partnership makes estimates about the expected useful lives, estimated residual values and the fair value of acquired in-place leases and acquired maintenance liabilities (for Aviation equipment). In making these estimates, the Partnership relies upon observable market data for the same or similar types of equipment and, in the case of Aviation equipment, its own estimates with respect to a lessee’s anticipated utilization of the aircraft. When the Partnership acquires an aircraft or vessel with an in-place lease, determining the fair value of the in-place lease requires the Partnership to make assumptions regarding the current fair values of leases for identical or similar equipment, in order to determine if the in-place lease is within a fair value range. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

The Partnership reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted.

Repair and Maintenance—The Partnership recognizes repair and maintenance costs that do not extend the lives of the assets as incurred and includes such costs in “Repairs and Maintenance” in the accompanying consolidated statement of operations.

Impairment of Equipment Held for Lease—The Partnership performs a recoverability assessment of each of its equipment at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination; significant traffic decline; or the introduction of newer technology aircraft, engines or vessels. When performing a recoverability assessment, the Partnership measures whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates,

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

transition costs, estimated down time and estimated residual or scrap values. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management of the Partnership develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular asset and historical experience in the leasing markets, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, demand for a particular asset type and other factors.

Security Deposits—The Partnership’s operating leases generally require the lessee to pay a security deposit or provide a letter of credit. Security deposits are held until specified return dates stipulated in the lease or lease expiration.

Maintenance Payments—Typically, under an operating lease of Aviation equipment, the lessee is responsible for performing all maintenance and is generally required to make maintenance payments to the Partnership for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft or engine. These maintenance payments are based on hours or cycles of utilization or on calendar time, depending on the component, and are generally required to be made monthly in arrears. If a lessee is making monthly maintenance payments, the Partnership would typically be obligated to reimburse the lessee for costs they incur for heavy maintenance, overhaul or replacement of certain high-value components to the extent of maintenance payments received in respect of the specific maintenance event, usually shortly following the completion of the relevant work.

The Partnership records the portion of maintenance payments paid by the lessee that are expected to be reimbursed as maintenance deposit liabilities on the consolidated balance sheet. Reimbursements made to the lessee upon the receipt of evidence of qualifying maintenance work are charged against the existing maintenance deposit liability.

Lease Incentives and Amortization—Lease incentives, if any, are amortized as a reduction of revenue over the life of the lease.

Lease acquisition costs related to reconfiguration of the aircraft cabin, other lessee specific modifications and other direct costs are capitalized and amortized into revenue over the initial life of the lease, assuming no lease renewals.

Revenue Recognition

Operating Leases—The Partnership leases equipment pursuant to net operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the initial lease, assuming no renewals. Revenue is not recognized when collection is not reasonably assured. When collectability is not reasonably assured, the customer is placed on non-accrual status and revenue is recognized when cash payments are received.

The Partnership also recognizes lease revenue related to the portion of maintenance payments received from lessees of Aviation equipment that are not expected to be reimbursed in connection with major maintenance events.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Direct Finance Leases—The Partnership also holds a portfolio of shipping containers subject to direct finance leases. These leases include a lessee obligation to purchase the leased equipment at the end of the lease term or a bargain purchase option. Net investment in direct finance leases represents the receivables due from lessees, net of unearned income. The lease payments are segregated into principal and interest components similar to a loan. Unearned income is recognized on an effective interest method over the life of the lease term and is recorded as finance revenue. The principal component of the lease payment is reflected as a reduction to the net investment in direct finance leases.

Concentration of Credit Risk—The Partnership is subject to concentrations of credit risk with respect to amounts due from customers on its direct finance leases and operating leases. The Partnership attempts to limit its credit risk by performing ongoing credit evaluations. During the year ended December 31, 2012, the period from June 23, 2011 (commencement of operations) to December 31, 2011, and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the Partnership earned approximately 94% (one lessee—aviation), 100% (one lessee—aviation), 78% (two lessees—shipping containers and offshore energy, unaudited), and 100% (one lessee—aviation, unaudited), respectively, of its revenue from its largest customers.

Provision for Doubtful Accounts—The Partnership determines the provision for doubtful accounts based on its assessment of the collectability of its receivables on a customer-by-customer basis. There was no provision for doubtful accounts at December 31, 2012, December 31, 2011, June 30, 2013 (unaudited) or June 30, 2012 (unaudited), respectively.

Expense Recognition—Expenses are recognized on an accrual basis as incurred.

Organization Costs—Organization costs of approximately $2 million in connection with the formation of the Partnership were expensed as incurred and are included as a component of general and administrative expense in the accompanying 2011 Consolidated Statement of Operations.

Comprehensive Income (Loss)—Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. The Partnership’s comprehensive income (loss) represents net income (loss), as presented in the consolidated statements of operations, adjusted for fair value changes related to derivatives accounted for as cash flow hedges and the Partnership’s pro-rata share of items of comprehensive income derived from investments in unconsolidated entities.

On January 1, 2013, the Partnership adopted amended guidance for comprehensive income, which requires disclosures related to reclassifications from accumulated other comprehensive income to net income in each reporting period. The Partnership had no reclassification adjustments which impacted accumulated other comprehensive income during the six months ended June 30, 2013. See Recently Adopted Accounting Pronouncements for discussion of requirements under ASU 2013-02, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.

Derivative Financial Instruments—In the normal course of business the Partnership may utilize interest rate derivatives to manage its exposure to interest rate risks, principally related to the hedging of variable rate interest payments on various debt facilities. If certain conditions are met, an interest rate derivative may be specifically designated as a cash flow hedge. All of the Partnership’s designated interest rate derivatives are cash flow hedges. The Partnership does not enter into speculative derivative transactions.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

On the date that the Partnership enters into an interest rate derivative, its designation as a cash flow hedge is formally documented. On an ongoing basis, an assessment is made as to whether the interest rate derivative has been highly effective in offsetting changes in the cash flows of the variable rate interest payments on the associated debt and whether the interest rate derivative is expected to remain highly effective in future periods. If it were to be determined that the interest rate derivative is not (or has ceased to be) highly effective as a cash flow hedge, the use of cash flow hedge accounting would be discontinued prospectively.

All interest rate derivatives are recognized on the balance sheet at their fair value. For interest rate derivatives designated as cash flow hedges, the effective portion of the interest rate derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the interest payments on the debt are recorded in earnings. The ineffective portion of the interest rate derivative, if any, is calculated and recorded in interest expense.

In the event of a termination of an interest rate derivative prior to its contracted maturity, any related net gains or losses in accumulated other comprehensive income at the date of termination would be reclassified into earnings, unless it remains probable that interest payments on the debt will continue to occur, in which case the amount in accumulated other comprehensive income would be reclassified into earnings as the interest payments on the debt affect earnings.

Foreign Currency—The Partnership’s functional and reporting currency is the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. Differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are reported as net realized foreign currency gains or losses.

Federal Income Taxes—No income taxes have been provided for in these consolidated financial statements as each investor in the Partnership is individually responsible for reporting income or loss based upon its respective share of the Partnership’s income and expenses as reported for income tax purposes.

There are no uncertain tax positions that would require recognition in the consolidated financial statements. The Partnership files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The income tax returns filed by the Partnership are subject to examination by the U.S. federal and state tax authorities.

Distributions and Allocations to Partners—Distributions to partners are recorded when paid or, in the case of an in-kind distribution, when distributed. The character of distributions made during the reporting period may differ from their ultimate characterization for federal income tax purposes due to book/tax differences in the character of income and expense recognition. Distributions and allocations are determined with respect to each partner, as defined by and in accordance with the partnership agreement.

Recently Adopted Accounting Pronouncements—In June 2011, the FASB issued Accounting Standards Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. It

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

also requires the presentation on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. In December 2011 the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of

Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. The update defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The Partnership adopted ASU 2011-05 as amended by ASU 2011-12 beginning December 15, 2011.

In February 2013, the FASB issued Accounting Standards Update 2013-02 (“ASU 2013-02”), Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for the Partnership for annual and interim periods beginning January 1, 2013.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Partnership’s consolidated financial statements.

Unadopted Accounting Pronouncements—In May 2013, the FASB issued a revised exposure draft, “Leases” (the “Lease ED”), which would replace the existing guidance in the Accounting Standards Codification 840 (“ASC 840”), Leases. Pursuant to the Lease ED, leases would be classified as either leases of property or leases of assets other than property. Leases of property will continue to use operating lease accounting. Leases of other than property would use the receivable residual approach. Under the receivable residual approach, a lease receivable would be recognized for the lessor’s right to receive lease payments, a portion of the carrying amount of the underlying asset would be allocated between the right of use granted to the lessee and the lessor’s residual value and profit or loss would only be recognized at commencement if it is reasonably assured. It is anticipated that the final standard would have an effective date no earlier than 2017. When and if the proposed guidance becomes effective, it may have a significant impact on the Partnership’s consolidated financial statements. Although the presentation of the Partnership’s financial statements, and those of its lessees would change under the proposed standard, management of the Partnership does not believe the proposed standard will have a material impact on the business of the Partnership.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

3.	ACQUISITIONS AND DISPOSITIONS OF LEASING EQUIPMENT

Acquisitions of leasing equipment by the Partnership are summarized as follows:

Type	Description	Date Acquired	Purchase Price
Aviation Equipment
Aircraft	Boeing 757-200	September 2011	$15,910
Engine	GE CF6-80C	September 2012	3,539
Engine	PW4056-3	September 2012	4,687
Engine	CFM56-3	October 2012	557
Engine	CFM56-3	October 2012	1,005
Airframe	Boeing 737-400 airframe	October 2012	225
Engine	2 CFM56-3 engines	November 2012	366
Airframe	Boeing 737-400 airframe	November 2012	244
Engine stands	13 Engine stands	November 2012	203
Engine	CFM56-3	December 2012	759
Engine	CFM56-3	December 2012	375
Airframe	Boeing 737-400 airframe	December 2012	225
Engine	CFM56-3	January 2013	652
Engine	CFM56-3	January 2013	561
Airframe	Boeing 737-400 airframe	January 2013	275
Engine stand	GE CF6-80C engine stand	January 2013	20
Engine	GE CF6-80C	March 2013	2,457
Engine	GE CF6-80C	March 2013	2,209
Engine	GE CF6-80C	March 2013	1,682
Engine	GE CF6-80C	March 2013	3,171
Other	Spare parts package	March 2013	70

Offshore Energy Equipment
Vessel	ROV Support Vessel	April 2013	$43,095

Shipping Containers
DFL Portfolio	Shipping Containers subject to DFL’s	December 2012	$80,331

Dispositions of leasing equipment by the Partnership are summarized as follows:

Type	Description	Date Sold	Sales price	Gain (Loss)
Aviation Equipment
Airframe	Boeing 737-400 airframe	October 2012	$225	$—
Airframe	Boeing 737-400 airframe	January 2013	244	—
Engine	2 CFM56-3 engines	January 2013	1,050	684
Engine	PW4056-3	March 2013	5,362	936
Engine	CFM56-3	April 2013	575	200
Other	Spare parts package	June 2013	70	—

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

4.	LEASING EQUIPMENT

The following is a summary of leasing equipment recorded on the consolidated balance sheet:

	December 31,		June 30, (Unaudited)
	2012	2011	2013	2012
Aviation Equipment
Aircraft	$18,418	$15,910	$18,630	$15,910
Aircraft engines	11,489	—	16,726	—
Engine stands	203	—	222	—

Total	30,110	15,910	35,578	15,910
Less: Accumulated depreciation	(1,112)	(227)	(1,826)	(587)

Aviation equipment, net	28,998	15,683	33,752	15,323

Offshore Energy Equipment
Vessel	—	—	43,096	—
Less: Accumulated depreciation	—	—	(187)	—

Offshore energy equipment, net	—	—	42,909	—

Total leasing equipment, net	$28,998	$15,683	$76,661	$15,323

Equipment Held for Sale
Aviation equipment:
Airframes	$469	$—	$500	$—

5.	DIRECT FINANCE LEASES

On December 27, 2012, the Partnership acquired a portfolio of approximately 38,600 shipping containers for a net purchase price of approximately $80.3 million and entered into a direct finance leaseback transaction with the seller for a term of five years.

At December 31, 2012 and June 30, 2013 (unaudited), future minimum lease payments to be received under direct finance leases for the remainder of the lease term are as follows:

	December 31, 2012	June 30, 2013 (unaudited)
2013	$13,860	$6,996
2014	13,954	13,954
2015	13,954	13,954
2016	13,992	13,992
2017	50,177	50,177

Total	$105,937	$99,073

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

6.	INVESTMENTS IN UNCONSOLIDATED ENTITIES

The following table presents the ownership interest and carrying values of the Partnership’s investments in unconsolidated subsidiaries:

	Date Acquired	Ownership Percentage	Carrying Value
			December 31,	June 30, (unaudited)
			2012	2013	2012
Offshore Energy entity	April 2012	16.67%	$20,011	$20,355	$19,793
Shipping Container joint venture	September 2012	51.0%	35,911	34,941	—

			$55,922	$55,296	$19,793

Offshore Energy Entity

On April 26, 2012, the Partnership acquired a non-controlling 16.67% interest in an entity from a third party for a total purchase price, including acquisition costs, of approximately $19.6 million. The Partnership exercises significant influence over the entity through its representation on the entity’s board of managers. The entity owns an offshore derrick pipe laying barge which is subject to a long-term net lease. At the time of acquisition, the price paid by the Partnership exceeded its proportionate share of the net equity of the entity by approximately $3.0 million; this premium is being amortized on a straight line basis over the 28.5 year estimated remaining useful life of the vessel.

Shipping Container Joint Venture

On September 5, 2012, the Partnership contributed approximately $21.4 million (consisting of an equity component of $8.6 million and a shareholder loan component of $12.8 million) for a 51% non-controlling interest in a newly formed joint venture which then acquired a portfolio of 28 direct finance leases representing 10 customers and comprising approximately 97,500 shipping containers for a net purchase price of approximately $165.1 million. Operating control of the joint venture is shared with the other joint venture partner which owns a 49% interest in the entity. At the date of acquisition, the direct finance leases had remaining terms ranging from 5 months to 5.33 years and had remaining outstanding balances aggregating approximately $202.8 million, of which four of the direct finance leases were subject to non-recourse syndication liabilities to third parties having aggregate outstanding balances of approximately $21.8 million. In accordance with ASC 805-50, the joint venture allocated the purchase price to the acquired assets and assumed liabilities based upon their relative fair values. In December 2012, the Partnership contributed an additional amount of approximately $13.8 million (consisting of an equity component of $6.1 million and a shareholder loan component of $7.7 million) to the joint venture in connection with the acquisition by the joint venture of a portfolio of approximately 38,300 shipping containers from a third party which were simultaneously leased back to seller pursuant to nine operating leases.

For 2012, the Partnership has reflected 9 and 3 months of summary financial data for the Offshore Energy entity, presented on a lag of three months. The summary financial data from the Shipping Container Joint Venture is presented on a current basis.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Summary financial information for these unconsolidated entities is as follows:

Balance Sheet

	December 31, 2012	June 30, (unaudited)
		2013	2012

Assets
Cash and cash equivalents	$4,621	$3,159	$8
Restricted cash	4,505	4,926	1,000
Trade receivables	4,218	4,519	3,255
Leasing assets, net of accumulated depreciation of $12,312, $17,098 and $9,545, respectively	266,590	261,804	190,753
Net investment in direct finance leases	169,792	143,847	—
Deferred costs, net of accumulated amortization of $185 and $64, respectively	2,502	1,645	—
Other assets	16	1,713	10

Total assets	$452,244	$421,613	$195,026

Liabilities and partners’ capital
Accounts payable and accrued liabilities	$50	$797	$110
Loans payable, net of unamortized finance fees of $2,746, $2,471 and $3,020 respectively	260,963	232,068	90,480
Loans payable to partners	40,056	36,356	—
Syndication liabilities	13,378	11,378	—
Derivative liability	2,111	1,667	1,582
Other liabilities	3,045	2,940	2,940
Partners’ capital, including accumulated other comprehensive income (loss) of $(2,377), $(1,854) and $(1,848), respectively	132,641	136,407	99,914

Total liabilities and partners’ capital	$452,244	$421,613	$195,026

Partnership’s investment in and advances to unconsolidated entities net of accumulated premium amortization of $69, $122 and $16, respectively
	$55,922	$55,296	$19,793

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	December 31, 2012	June 30, (unaudited)
		2013	2012
Statement of Operations
Revenues
Lease income	$29,449	$25,257	$9,555
Finance lease income	5,143	7,968	—
Other income, net	6	(48)	1

Total revenues	34,598	33,177	9,556

Expenses
Management fees	4,509	4,313	1,432
General and administrative	1,735	518	20
Depreciation and amortization	4,833	5,194	1,727
Interest expense	4,962	6,258	1,224
Loss on debt extinguishment	557	—	—

Total expenses	16,596	16,283	4,403

Net income	18,002	16,894	5,153
Other comprehensive income (loss)	(696)	523	(167)

Comprehensive income	$17,306	$17,417	$4,986

Partnerships’ equity in earnings, net of premium amortization of $69, $53 and $16, respectively	$3,162	$5,887	$616

7.	FAIR VALUE MEASUREMENTS

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.

•	Level 3: Unobservable inputs for which there is little or no market data and which require the Partnership to develop its own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

•	Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.

•	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

The following tables set forth the Partnership’s financial assets and liabilities as of December 31, 2012, December 31, 2011, June 30, 2013 (unaudited) and June 30, 2012 (unaudited), which are measured at fair value, on a recurring basis, by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value as of December 31, 2012	Fair Value Measurements at December 31, 2012 Using Fair Value Hierarchy
	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets:
Cash and cash equivalents	$4,124	$4,124	$—	$—	Market

Total	$4,124	$4,124	$—	$—

	Fair Value as of December 31, 2011	Fair Value Measurements at December 31, 2011 Using Fair Value Hierarchy
	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets:
Cash and cash equivalents	$1,100	$1,100	$—	$—	Market

Total	$1,100	$1,100	$—	$—

	Fair Value as of June 30, 2013 (unaudited)	Fair Value Measurements at June 30, 2013 (unaudited) Using Fair Value Hierarchy

	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets:
Cash and cash equivalents	$3,366	$3,366	$—	$—	Market
Restricted cash	933	933	—	—	Market
Interest rate swap	400	—	400	—	Income

Total	$4,699	$4,299	$400	$—

	Fair Value as of June 30, 2012 (unaudited)	Fair Value Measurements at June 30, 2012 (unaudited) Using Fair Value Hierarchy

	Total	Level 1	Level 2	Level 3	Valuation Technique
Assets:
Cash and cash equivalents	$235	$235	$—	$—	Market
Restricted cash	670	670	—	—	Market

Total	$905	$905	$—	$—

At December 31, 2012, December 31, 2011, June 30, 2013 (unaudited) and June 30, 2012 (unaudited), the Partnership had no liabilities that were measured at fair value on a recurring basis.

The Partnership’s cash and cash equivalents and restricted cash consist largely of demand deposit accounts with initial maturities of 90 days or less that are considered to be highly liquid and easily tradable. These

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

instruments are valued using inputs observable in active markets for identical instruments and are therefore classified as Level 1 within the fair value hierarchy. The Partnership’s interest rate swap is valued using a discounted cash flow model with observable market inputs (i.e., cash rates, futures rates, swap rates and contractual cash flows) that can be verified and do not involve significant judgments and is therefore classified as Level 2 within the fair value hierarchy.

Financial instruments other than cash and cash equivalents, restricted cash and derivatives consist principally of accounts receivable, accounts payable and accrued liabilities, security deposits, maintenance deposits and management fees payable, whose fair value approximates their carrying value due to their short maturity profiles.

The Partnership classifies its loan payable as a Level 2 liability as it is not actively traded and is valued using observable market inputs. The fair value of the Partnership’s loan payable at December 31, 2012 approximated its carrying value due to the recency of its origination at such date. The fair value of the Partnership’s loan payable at June 30, 2013 (unaudited) was approximately $53.6 million (unaudited) based upon a current market interest rate for similar types of loans.

The fair value of the note payable to non-controlling interest at June 30, 2013 (unaudited), which is classified as a Level 3 liability, approximates its carrying value as such loan bears interest at market rate for similar types of instruments.

The Partnership measures the fair value of certain assets and liabilities on a non-recurring basis when GAAP requires the application of fair value, including events or changes in circumstance that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include the equipment held for lease owned by the Partnership. The Partnership records equipment held for lease at fair value when it is determined the carrying value may not be recoverable. Fair value measurements for equipment held for lease in impairment tests are based on an income approach which uses Level 3 inputs, which include the Partnership’s assumptions as to future cash proceeds from leasing and selling assets.

During the year ended December 31, 2012, the period from June 23, 2011 (commencement of operations) to December 31, 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), no impairment charges were recognized.

8.	DEBT

The Partnership’s debt at December 31, 2012 and June 30, 2013 (unaudited) is summarized as follows:

	December 31, 2012	June 30, 2013 (unaudited)
	Loan Payable	Loan Payable	Note Payable to Non-controlling interest
Due within one year	$6,672	$7,279	$403
Due after one year	49,319	45,679	2,788

	$55,991	$52,958	$3,191

Loan Payable—On December 27, 2012, a subsidiary of the Partnership entered into a Credit Agreement (the “Loan”) with a bank for an initial aggregate amount of approximately $56 million in connection with the acquisition of a portfolio of shipping containers subject to direct finance leases (Note 5). Borrowings

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

under the Loan bear interest at a rate selected by the Partnership of either (i) a LIBOR based rate plus a spread of 3.75% or (ii) a Base Rate equal to the higher of the Prime Rate or the Federal Funds Rate plus 1.50%, plus a spread of 3.75%. At December 31, 2012 and June 30, 2013 (unaudited), all borrowings under the Loan were LIBOR based borrowings bearing interest at rate of 3.96% and 3.94% (unaudited), respectively. The Loan requires monthly payments of interest and scheduled principal payments through its maturity on December 27, 2017 and can be prepaid without penalty after the third anniversary of the closing of the Loan. The Loan is secured by our interest in the shipping containers and related direct finance leases. Interest expense on the Loan for the year ended December 31, 2012 and the six months ended June 30, 2013 (unaudited) was approximately $30 thousand and $1.1 million (unaudited), respectively, and the average interest rate was 3.96% and 4.25% (unaudited) respectively, inclusive of the effect of an interest rate swap (see below).

Pursuant to the Loan agreement, amounts realized by the Partnership in connection with the direct financing lease are remitted directly into a trust account as restricted cash for disbursement according to payment priorities specified in the Loan agreement. Any amounts remaining in the trust account after payment of required obligations are released to the Partnership.

At December 31, 2012 and June 30, 2013 (unaudited), scheduled principal repayments under the Loan for the next five years and thereafter are summarized as follows:

	December 31, 2012	June 30, 2013 (unaudited)
2013	$6,672	$3,639
2014	7,279	7,279
2015	7,279	7,279
2016	7,279	7,279
2017	27,482	27,482

	$55,991	$52,958

In connection with the Loan, the Partnership entered into an interest rate swap agreement (the “Swap”) on January 17, 2013 with respect to 70% of the outstanding balance of the Loan and designated as a cash flow hedge which fixed the LIBOR rate at 0.681%. The initial notional amount of the Swap was approximately $39.2 million, with scheduled monthly decreases through the maturity date of the Loan. The fair value of the Swap at June 30, 2013 was $400 thousand (unaudited). Periodic settlement payments paid in connection with the Swap during the six months ended June 30, 2013 of approximately $77 thousand (unaudited) were recorded as a component of interest expense in the accompanying consolidated statement of income.

Loan Payable to Non-Controlling Interest—In May 2013, in connection with the capitalization of a consolidated subsidiary, the Partnership and the owner of the non-controlling interest loaned approximately $18.3 million and $3.2 million, respectively, to the entity in proportion to their respective ownership percentages of 85% and 15%. The loans bear interest at an annual rate of 5% and require monthly payments of principal and interest through their final maturity in May 2021. The loan amount funded by the Partnership and related interest have been eliminated in consolidation. Interest expense in connection with the loan payable to the non-controlling interest during the six months ended June 30, 2013 was approximately $26 thousand (unaudited).

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

At June 30, 2013 (unaudited), scheduled principal repayments under the loan payable to non-controlling interest for the next five years and thereafter are summarized as follows:

June 30, 2013 (unaudited)
2013	$202
2014	403
2015	403
2016	403
2017	403
Thereafter	1,377

$3,191

9.	LEASE RENTAL REVENUES

Minimum future annual lease rentals contracted to be received under existing operating leases of equipment at December 31, 2012 and June 30, 2013 (unaudited) were as follows:

	December 31, 2012	June 30, 2013 (unaudited)
2013	$25	$5,374
2014	—	9,664
2015	—	9,600
2016	—	8,860
2017	—	7,380
Thereafter	—	9,840

	$25	$50,718

10.	MANAGEMENT AGREEMENT AND AFFILIATE TRANSACTIONS

The Manager is paid annual fees in exchange for advising the Partnership on various aspects of its business, formulating its investment strategies, arranging for the acquisition and disposition of assets, arranging for financing, monitoring performance, and managing their day-to-day operations, inclusive of all costs incidental thereto. In addition, the Manager may be reimbursed for various expenses incurred by the Manager on the Partnership’s behalf, including the costs of legal, accounting and other administrative activities.

The management fee is calculated at an annual rate of 1.25% for any Onshore Fund or Offshore Fund (collectively, the “Fund Investors”) investor with a capital commitment of at least $100 million and 1.50% for any capital commitment of less than $100 million, payable semi-annually in arrears. Commencing with the date of the initial closing of the Onshore Fund and the Offshore Fund and continuing through the third anniversary of their final closing (the “Fund Commitment Period”), this percentage is applied to the weighted average of all capital called, reduced for any return of capital resulting from the partial or complete disposition of any Portfolio Investment, as defined. Subsequent to the Fund Commitment Period,

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

the management fee percentage is applied to the lesser of (a) the weighted daily average of all capital contributions of the Fund Investors, reduced for any return of capital resulting from the partial or complete disposition of any Portfolio Investment, as defined, or (b) the net asset value of the Onshore Fund and the Offshore Fund (calculated by averaging the net asset value of the fund on the last day of each semi-annual period and the last day of each of the two preceding fiscal quarters). The amount of the management fee payable to the Manager shall be reduced (but not below zero) by the amount of any transaction, advisory, break-up, director’s, origination or similar fees received by the Master GP or the general partner of the Onshore Fund or the Offshore Fund during the six month period preceding the applicable Management Fee Due Date, as defined. Neither the Master GP, the general partner of the Onshore Fund or the Offshore Fund nor their affiliates are required to contribute capital to fund any portion of the management fee incurred.

In addition, affiliates of the Manager may receive an amount not to exceed $1.0 million per annum to cover legal, compliance, operational, tax, accounting, insurance, transfer agent and informational technology services (“Specified General and Administrative Expenses”) performed by employees of such affiliates on behalf of the Partnership or the Onshore Fund and the Offshore Fund.

During the year ended December 31, 2012, the period from June 23, 2011 (commencement of operations) to December 31, 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the Partnership incurred approximately $0.5 million, $0.1 million, $0.9 million and $0.1 million, respectively, of management fees. To date, there have been no Specified General and Administrative Expenses incurred pursuant to the Management Agreement.

The Incentive Return, as described in Note 1, is payable to the Master GP from Distributable Proceeds of the Partnership (as defined) as they are distributed to the Fund. Accordingly, an Incentive Return may be paid to the Master GP in connection with a particular investment if and when such investment generates proceeds in excess of the capital called with respect to such investment, plus an 8% cumulative preferred return on such investment and on all previously liquidated investments. If, upon the termination of the Partnership, the aggregate amount paid to the Master GP as Incentive Return exceeds the amount actually due after taking into account the aggregate return to the Onshore Fund and the Offshore Fund investors, the excess is required to be returned by the Master GP (that is “clawed back”, after adjusting for tax in accordance with the partnership agreements) to the Partnership for benefit of the Onshore Fund and the Offshore Fund investors. As of December 31, 2012 and June 30, 2013 (unaudited), there has not been any Incentive Return distributed.

Certain employees of an affiliate of the Manager are or may become entitled to receive profit sharing arrangements from the Master GP, pursuant to which they receive a portion of the Master GP’s Incentive Return. The Partnership is not required to reimburse the Master GP for such amounts. During the year ended December 31, 2012, the period from June 23, 2011 (commencement of operations) to December 31, 2011 and the six months ended June 30, 2013 (unaudited) and 2012 (unaudited), the Master GP did not incur any amounts payable to these employees under such profit sharing arrangements attributable to the operations of the Partnership.

Certain affiliates of the Partnership or the Manager may from time to time hold the debt of, or otherwise engage in business with, subsidiaries of the Partnership.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

11.	SEGMENT INFORMATION

The Partnership conducts its business through the following three segments: Aviation, Offshore Energy, and Shipping Containers. Aviation consists of aircraft and aircraft engines held for lease and are typically held long-term. Offshore energy consists of vessels and equipment that support offshore oil and gas drilling and are typically subject to long-term operating leases and also includes an interest in an unconsolidated entity which owns a derrick pipe-laying barge. Shipping containers consists of investments in shipping containers subject to operating leases and direct finance leases and also includes an investment in an unconsolidated entity engaged in the acquisition and leasing of shipping containers (on both an operating lease and direct finance lease basis). Other consists primarily of unallocated Partnership level general and administrative expenses and management fees (Note 10).

The Partnership’s reportable segments are strategic business units comprised of investments in different types of transportation and infrastructure assets. Each segment requires different investment strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Partnership evaluates investment performance primarily based on segment net income.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

The following tables set forth certain segment information for the Partnership:

I. As of and for the Year Ended December 31, 2012

	Year Ended December 31, 2012
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Lease income	$126	$—	$—	$—	$126
Maintenance revenue	2,255	—	—	—	2,255
Finance lease income	—	—	94	—	94
Other income, net	989	—	25	—	1,014

Total revenues	3,370	—	119	—	3,489

Expenses
Repairs and maintenance	1,275	—	—	—	1,275
Management fees	—	—	—	520	520
General and administrative	888	106	182	569	1,745
Depreciation and amortization	886	—	1	—	887
Interest expense	—	—	30	—	30

Total expenses	3,049	106	213	1,089	4,457

Other income (expense)
Equity in earnings of unconsolidated entities	—	2,311	851	—	3,162
Gain on sale of equipment	—	—	—	—	—

Total other income (expense)	—	2,311	851	—	3,162

Net income (loss)	321	2,205	757	(1,089)	2,194
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	—	—	—

Net income (loss) attributable to partners	$321	$2,205	$757	$(1,089)	$2,194

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	December 31, 2012
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Assets
Cash and cash equivalents	$3,689	$29	$362	$44	$4,124
Restricted cash	—	—	—	—	—
Account receivable	23	—	—	—	23
Equipment held for lease, net of accumulated depreciation of $1,112	28,998	—	—	—	28,998
Equipment held for sale	469	—	—	—	469
Direct finance leases, net of unearned revenue of $25,606	—	—	80,331	—	80,331
Investments in and advances to unconsolidated entities, net of accumulated premium amortization of $69	—	20,011	35,911	—	55,922
Acquired lease intangible, net of accumulated amortization of $556	—	—	—	—	—
Deferred financing costs, net of amortization of $2	—	—	558	—	558
Interest rate swap	—	—	—	—	—
Other assets	21	—	94	34	149

Total assets	$33,200	$20,040	$117,256	$78	$170,574

Liabilities
Accounts payable and accrued liabilities	$522	$41	$259	$725	$1,547
Management fees payable to affiliate	—	—	—	389	389
Loan payable	—	—	55,991	—	55,991
Note payable to non-controlling interest	—	—	—	—	—
Maintenance deposits	—	—	—	—	—
Security deposits	625	—	—	—	625
Due to affiliate	3	1	—	3	7

Total liabilities	1,150	42	56,250	1,117	58,559

Partners’ capital
Partners’ capital	32,050	20,075	61,006	(1,039)	112,092
Accumulated other comprehensive income	—	(77)	—	—	(77)
Non-controlling interest in equity of consolidated subsidiaries	—	—	—	—	—

Total partners’ capital	32,050	19,998	61,006	(1,039)	112,015

Total liabilities and partners’ capital	$33,200	$20,040	$117,256	$78	$170,574

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Summary information with respect to the Partnership’s geographic sources of revenue and the location of equipment held for lease as of December 31, 2012 and for the year then ended is as follows:

	Year Ended December 31, 2012
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Africa	$—	$—	$—	$—	$—
Asia	3,370	—	94	—	3,464
Europe	—	—	—	—	—
North America	—	—	25	—	25

Total revenues	$3,370	$—	$119	$—	$3,489

	December 31, 2012
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Equipment held for lease
Africa	$—	$—	$—	$—	$—
Asia	8,034	—	—	—	8,034
Europe	17,471	—	—	—	17,471
North America	3,493	—	—	—	3,493

Total equipment held for lease	$28,998	$—	$—	$—	$28,998

II. As of and for the Period Ended December 31, 2011

	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Lease income	$740	$—	$—	$—	$740
Maintenance revenue	371	—	—	—	371
Finance lease income	—	—	—	—	—
Other income	16	—	—	—	16

Total revenues	1,127	—	—	—	1,127

Expenses
Repairs and maintenance	—	—	—	—	—
Management fees	—	—	—	63	63
General and administrative	68	—	—	2,301	2,369
Depreciation and amortization	227	—	—	—	227
Interest expense	—	—	—	—	—

Total expenses	295	—	—	2,364	2,659

Net income (loss)	832	—	—	(2,364)	(1,532)
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	—	—	—

Net income (loss) attributable to partners	$832	$—	$—	$(2,364)	$(1,532)

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Assets
Cash and cash equivalents	$1,045	$—	$—	$55	$1,100
Restricted cash	—	—	—	—	—
Accounts receivable	—	—	—	—	—
Equipment held for lease, net of accumulated depreciation of $227	15,683	—	—	—	15,683
Direct finance leases, net of unearned revenue of $0	—	—	—	—	—
Investments in and advances to unconsolidated entities, net of accumulated premium amortization of $0	—	—	—	—	—
Acquired lease intangible, net of accumulated amortization of $45	511	—	—	—	511
Deferred financing costs, net of amortization of $0	—	—	—	—	—
Interest rate swap	—	—	—	—	—
Other assets	22	—	—	—	22

Total assets	$17,261	$—	$—	$55	$17,316

Liabilities
Accounts payable and accrued liabilities	$62	$—	$—	$2,010	$2,072
Management fees payable to affiliate	—	—	—	63	63
Loan payable	—	—	—	—	—
Note payable to non-controlling interest	—	—	—	—	—
Maintenance deposits	2,255	—	—	—	2,255
Security deposits	2,000	—	—	—	2,000
Due to affiliate	—	—	—	71	71

Total liabilities	4,317	—	—	2,144	6,461

Partners’ capital
Partners’ capital	12,944	—	—	(2,089)	10,855
Accumulated other comprehensive income	—	—	—	—	—
Non-controlling interest in equity of consolidated subsidiaries	—	—	—	—	—

Total partners’ capital	12,944	—	—	(2,089)	10,855

Total liabilities and partners’ capital	$17,261	$—	$—	$55	$17,316

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Summary information with respect to the Partnership’s geographic sources of revenue and the location of equipment held for lease as of December 31, 2011 and for the period from June 23, 2011 (commencement of operations) to December 31, 2011 is as follows:

	Period from June 23, 2011 (Commencement of Operations) to December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Africa	$—	$—	$—	$—	$—
Asia	1,127	—	—	—	1,127
Europe	—	—	—	—	—
North America	—	—	—	—	—

Total revenues	$1,127	$—	$—	$—	$1,127

	December 31, 2011
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Equipment held for lease
Africa	$—	$—	$—	$—	$—
Asia	15,683	—	—	—	15,683
Europe		—	—	—	—
North America		—	—	—	—

Total equipment held for lease	$15,683	$—	$—	$—	$15,683

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

III. As of and for the Six Months Ended June 30, 2013

	Six Months Ended June 30, 2013 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Lease income	$1,133	$1,230	$—	$—	$2,363
Maintenance revenue	89	—	—	—	89
Finance lease income	—	—	3,315	—	3,315
Other income	—	—	51	—	51

Total revenues	1,222	1,230	3,366	—	5,818

Expenses
Repairs and maintenance	470	—	—	—	470
Management fees	—	—	—	947	947
General and administrative	768	380	33	(131)	1,050
Depreciation and amortization	974	187	56	—	1,217
Interest expense	—	26	1,160	13	1,199

Total expenses	2,212	593	1,249	829	4,883

Other income (expense)
Equity in earnings of unconsolidated entities	—	1,707	4,180	—	5,887
Gain on sale of equipment	1,820	—	—	—	1,820

Total other income (expense)	1,820	1,707	4,180	—	7,707

Net income (loss)	830	2,344	6,297	(829)	8,642
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	92	—	—	92

Net income (loss) attributable to partners	$830	$2,252	$6,297	$(829)	$8,550

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	June 30, 2013 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Assets
Cash and cash equivalents	$97	$510	$1,189	$1,570	$3,366
Restricted cash	—	—	933	—	933
Accounts receivable	519	615	—	—	1,134
Equipment held for lease, net of accumulated depreciation of $2,013	33,753	42,908	—	—	76,661
Equipment held for sale	500	—	—	—	500
Direct finance leases, net of unearned revenue of $22,345	—	—	76,728	—	76,728
Investments in and advances to unconsolidated entities, net of accumulated premium amortization of $122	—	20,355	34,941	—	55,296
Acquired lease intangible, net of accumulated amortization of $556	—	—	—	—	—
Deferred financing costs, net of amortization of $57	—	—	503	—	503
Interest rate swap	—	—	400	—	400
Other assets	315	—	60	3	378

Total assets	$35,184	$64,388	$114,754	$1,573	$215,899

Liabilities
Accounts payable and accrued liabilities	$655	$319	$221	$206	$1,401
Management fees payable to affiliate	—	—	—	947	947
Loan payable	—	—	52,958	—	52,958
Note payable to non-controlling interest	—	3,191	—	—	3,191
Maintenance deposits	135	—	—	—	135
Security deposits	843	250	—	—	1,093
Due to affiliate	39	22	—	31	92

Total liabilities	1,672	3,782	53,179	1,184	59,817

Partners’ capital
Partners’ capital	33,512	57,277	61,175	389	152,353
Accumulated other comprehensive income	—	10	400	—	410
Non-controlling interest in equity of consolidated subsidiaries	—	3,319	—	—	3,319

Total partners’ capital	33,512	60,606	61,575	389	156,082

Total liabilities and partners’ capital	$35,184	$64,388	$114,754	$1,573	$215,899

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Summary information with respect to the Partnership’s geographic sources of revenue and the location of equipment held for lease as of June 30, 2013 (unaudited) and for the six months then ended (unaudited) is as follows:

	Six Months Ended June 30, 2013 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Africa	$149	$—	$—	$—	$149
Asia	276	1,230	3,315	—	4,821
Europe	777	—	—	—	777
North America	20	—	51	—	71

Total revenues	$1,222	$1,230	$3,366	$—	$5,818

	June 30, 2013 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Equipment held for lease
Africa	$547	$—	$—	$—	$547
Asia	2,626	42,908	—	—	45,534
Europe	30,580	—	—	—	30,580
North America	—	—	—	—	—

Total equipment held for lease	$33,753	$42,908	$—	$—	$76,661

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

IV.   As of and for the Six Months Ended June 30, 2012

	Six Months Ended June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Lease income	$28	$—	$—	$—	$28
Maintenance revenue	2,255	—	—	—	2,255
Finance lease income	—	—	—	—	—
Other income, net	989	—	—	—	989

Total revenues	3,272	—	—	—	3,272

Expenses
Repairs and maintenance	—	—	—	—	—
Management fees	—	—	—	131	131
General and administrative	430	44	—	186	660
Depreciation and amortization	360	—	—	—	360
Interest expense	—	—	—	—	—

Total expenses	790	44	—	317	1,151

Other income (expense)
Equity in earnings of unconsolidated entities	—	616	—	—	616
Gain on sale of equipment	—	—	—	—	—

Total other income (expense)	—	616	—	—	616

Net income (loss)	2,482	572	—	(317)	2,737
Less: Net income attributable to non-controlling interest in consolidated subsidiaries	—	—	—	—	—

Net income (loss) attributable to partners	$2,482	$572	$—	$(317)	$2,737

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

	June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Assets
Cash and cash equivalents	$2	$218	$—	$15	$235
Restricted cash	—	670	—	—	670
Accounts receivable	—	—	—	—	—
Equipment held for lease, net of accumulated depreciation of $587	15,323	—	—	—	15,323
Direct finance leases, net of unearned revenue of $0	—	—	—	—	—
Investments in and advances to unconsolidated entities, net of accumulated premium amortization of $16	—	19,793	—	—	19,793
Acquired lease intangible, net of accumulated amortization of $556	—	—	—	—	—
Deferred financing costs, net of amortization of $0	—	—	—	—	—
Interest rate swap	—	—	—	—	—
Other assets	64	—	—	73	137

Total assets	$15,389	$20,681	$—	$88	$36,158

Liabilities
Accounts payable and accrued liabilities	$127	$670	$—	$1,018	$1,815
Management fees payable to affiliate	—	—	—	131	131
Loan payable	—	—	—	—	—
Note payable to non-controlling interest	—	—	—	—	—
Maintenance deposits	—	—	—	—	—
Security deposits	—	—	—	—	—
Due to affiliate	6	44	—	162	212

Total liabilities	133	714	—	1,311	2,158

Partners’ capital
Partners’ capital	15,256	19,967	—	(1,223)	34,000
Accumulated other comprehensive income	—	—	—	—	—
Non-controlling interest in equity of consolidated subsidiaries	—	—	—	—	—

Total partners’ capital	15,256	19,967	—	(1,223)	34,000

Total liabilities and partners’ capital	$15,389	$20,681	$—	$88	$36,158

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

Summary information with respect to the Partnership’s geographic sources of revenue and the location of equipment held for lease as of June 30, 2012 (unaudited) and for the six months then ended (unaudited) is as follows:

	Six Months Ended June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Revenues
Africa	$—	$—	$—	$—	$—
Asia	3,272	—	—	—	3,272
Europe	—	—	—	—	—
North America	—	—	—	—	—

Total revenues	$3,272	$—	$—	$—	$3,272

	June 30, 2012 (unaudited)
	Aviation	Offshore Energy	Shipping Containers	Other	Total
Equipment held for lease
Africa	$—	$—	$—	$—	$—
Asia		—	—	—	—
Europe	15,323	—	—	—	15,323
North America		—	—	—	—

Total equipment held for lease	$15,323	$—	$—	$—	$15,323

12.	EARLY LEASE TERMINATION

In January 2012, the lessee of the Partnership’s passenger aircraft defaulted on its obligation to make required base rent and maintenance payments and consequently, the Partnership exercised its rights under the lease agreement and terminated the lease. In connection with the lease termination, the Partnership wrote off the remaining unamortized acquired lease intangible balance of approximately $511 thousand and retained security deposit and maintenance deposits of $1.5 and $2.2 million, respectively. The retained maintenance deposit amount of approximately $2.2 million and the net amount of the retained security deposit and unamortized lease intangible of approximately $989 thousand, respectively, are recorded in the accompanying consolidated statements of operations for the year ended December 31, 2012 and the six months ended June 30, 2012 (unaudited) as a component of maintenance revenue and other income, respectively.

As a result of the early lease termination, the Partnership assessed whether its investment in the passenger aircraft was impaired and concluded that no impairment charge was warranted.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

13.	COMMITMENTS AND CONTINGENCIES

In the normal course of business the Partnership may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership’s maximum exposure under these arrangements is unknown as such arrangements would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership believes the risk of loss in connection with such arrangements to be remote.

14.	SUBSEQUENT EVENTS

The Partnership has evaluated whether any material events have occurred subsequent to the most recent annual balance sheet date through October 29, 2013, the date the financial statements were available to be issued.

On January 17, 2013, an investee of the Partnership entered into an interest rate swap contract with Wells Fargo Bank, N.A. The interest rate swap contract had a beginning notional amount of $39.2 million.

On January 17, 2013, an investee of the Partnership sold one Boeing 737-400 airframe for proceeds of $244 thousand.

On January 23, 2013, an investee of the Partnership acquired a Boeing 737-400 aircraft for a purchase price of approximately $1.4 million.

On January 24, 2013, an investee of the Partnership sold two CFM 56-3C1 engines for proceeds of approximately $1.1 million.

On January 31, 2013, the Partnership held a final closing and admitted 102 additional limited partners with aggregate commitments of $225.3 million, bringing the total capital commitments of the Partnership to $395 million.

On March 12, 2013, an investee of the Partnership sold one PW4056-3 engine for proceeds of $5.5 million.

On March 28, 2013, an investee of the Partnership acquired four CF6-80C engines and a spare parts package for a purchase price of approximately $9.3 million.

On April 10, 2013, an investee of the Partnership sold one CFM 56-3C1 engine for proceeds of $575 thousand.

On April 26, 2013, the Partnership leased its passenger aircraft to an airline pursuant to an operating lease having a term of 40 months at a monthly base rent of $185,000. The lease also requires supplemental maintenance rental payments.

On April 29, 2013, a newly formed consolidated subsidiary of the Partnership purchased an ROV support vessel for a price of $43 million.

On June 19, 2013, an investee of the Partnership sold one aircraft spare parts package for proceeds of $70 thousand.

On July 3, 2013, an investee of the Partnership acquired one CF6-80C engine for a purchase price of approximately $4.5 million.

FORTRESS WORLDWIDE TRANSPORTATION AND INFRASTRUCTURE GENERAL PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, THE PERIOD FROM JUNE 23, 2011 (COMMENCEMENT

OF OPERATIONS) TO DECEMBER 31, 2011 AND THE SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) AND 2012 (UNAUDITED)

(dollar amounts in thousands)

On July 12, 2013, an investee of the Partnership acquired one CFM 56-3C1 engine for a purchase price of $800 thousand.

On July 22, 2013, an investee of the Partnership signed a purchase agreement to acquire a Boeing 737-400 aircraft for a purchase price of $2.1 million.

On July 30, 2013, an investee of the Partnership acquired one PW2037 engine for a purchase price of $4 million.

On July 30, 2013, an investee of the Partnership signed a purchase agreement to acquire four CFM 56-3C1 engines for a purchase price of approximately $4.7 million.

On August 7, 2013, an investee of the Partnership acquired one PW2037 engine for a purchase price of $3.2 million.

On August 14, 2013, an investee of the Partnership acquired a portfolio of approximately 7,000 shipping containers and related equipment subject to five direct finance leases for a purchase price of approximately $31.3 million. In connection with the acquisition, the Partnership obtained variable rate bank financing of approximately $21.5 million, and entered into a forward starting interest rate cap to hedge its interest rate exposure on a portion of the amount financed.

On August 15, 2013, an investee of the Partnership acquired one RB211-535 engine for a purchase price of $2.5 million.

On September 12, 2013, an investee of the Partnership sold two B737-400 airframes for proceeds of $550 thousand.

On September 26, 2013, an investee of the Partnership acquired one RB211-535 engine for a purchase price of approximately $2.2 million.

On October 2, 2013, an investee of the Partnership acquired one Boeing 737-400 aircraft for a purchase price of approximately $1.4 million.

On October 2, 2013, an investee of the Partnership acquired one CF6-80 engine for a purchase price of approximately $4.5 million.

INTERMODAL FINANCE I LTD.

INDEPENDENT AUDITOR’S REPORT

Independent Auditor’s Report

To the Members of Intermodal Finance I Ltd:

We have audited the accompanying consolidated financial statements of Intermodal Finance I Ltd. and its subsidiaries which comprise the consolidated balance sheet at December 31, 2012 and the related consolidated statements of income, comprehensive income, members’ equity and cash flows for the period from September 5, 2012 (commencement of operations) through December 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intermodal Finance I Ltd. and its subsidiaries at December 31, 2012 and the results of their operations and their cash flows for the period from September 5, 2012 (commencement of operations) through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information contained in the Other Financial Information section is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the consolidating information is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position or results of operations of the individual companies and is not a required part of the consolidated financial statements. Accordingly, we do not express an opinion on the financial position or results of operations of the individual companies.

PricewaterhouseCoopers LLP

New York, New York

October 29, 2013

INTERMODAL FINANCE I LTD.

CONSOLIDATED BALANCE SHEET

(dollar amounts in thousands)

December 31, 2012
ASSETS
Cash and cash equivalents	$4,558
Restricted cash	3,505
Accounts receivable	963
Leasing equipment, net of accumulated depreciation of $113	78,490
Net investment in direct finance leases	169,792
Deferred costs, net of accumulated amortization of $64	2,502

Total assets	$259,810

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued liabilities	$197
Management fees payable	57
Accrued interest payable	79
Accrued interest payable to affiliates	11
Term loan payable	175,709
Loans payable to affiliates	40,056
Syndication liabilities	13,378
Other liabilities	14

Total liabilities	229,501

Members’ equity	30,309

Total liabilities and members’ equity	$259,810

See notes to consolidated financial statements.

INTERMODAL FINANCE I LTD.

CONSOLIDATED STATEMENT OF INCOME

(dollar amounts in thousands)

Period From September 5, 2012 (Commencement of Operations) to December 31, 2012
REVENUES:
Equipment leasing revenue	$679
Finance revenue	5,143
Other income	1

Total revenues	5,823

EXPENSES:
Direct operating expenses	163
Management fee	199
Depreciation and amortization	177
Interest expense	1,561
Interest expense—affiliates	176
General and administrative expense	1,536
Loss on debt extinguishment	557

Total expenses	4,369

NET INCOME	$1,454

See notes to consolidated financial statements.

INTERMODAL FINANCE I LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(dollar amounts in thousands)

Period From September 5, 2012 (Commencement of Operations) to December 31, 2012
Net income	$1,454
Other comprehensive income	—

Comprehensive income	$1,454

See notes to consolidated financial statements.

INTERMODAL FINANCE I LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollar amounts in thousands)

Period From September 5, 2012 (Commencement of Operations) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,454
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177
Change in:
Accounts receivable	(963)
Accounts payable and accrued liabilities	197
Accrued interest payable	90
Management fees payable	57
Other liabilities	14

Net cash provided by operating activities	1,026

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of leasing equipment	(78,603)
Acquisition of direct finance leases	(165,149)
Principal collections on direct finance leases	14,889
Leasing commission	(786)
Restricted cash	(3,505)

Net cash used in investing activities	(233,154)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from term loan	178,000
Proceeds from loans payable to affiliates	40,056
Principal repayments on term loan	(2,291)
Principal repayments on syndication liabilities	(6,154)
Deferred financing fee	(1,780)
Capital contributions	28,855

Net cash provided by financing activities	236,686

Net increase in cash and cash equivalents	4,558
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$4,558

SUPPLEMENTAL DISCLOSURE:
Cash paid for interest	$1,647

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Syndication liabilities assumed in connection with acquisition of direct finance leases	$19,532

See notes to consolidated financial statements.

INTERMODAL FINANCE I LTD.

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(dollar amounts in thousands)

	Period from September 5, 2012 (Commencement of Operations) to December 31, 2012
	WWTAI Container HoldCo	Deutsche Bank AG	Total
Capital contributions	$14,716	$14,139	$28,855
Comprehensive income:
Net income for the period	742	712	1,454
Other comprehensive income	—	—	—

Total comprehensive income	742	712	1,454

Members’ Equity at December 31, 2012	$15,458	$14,851	$30,309

See notes to consolidated financial statements.

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

1.	ORGANIZATION

Intermodal Finance I Ltd. (“Intermodal Finance”) is a Cayman Islands Limited Liability Company which was formed on August 21, 2012 for the object and purpose of, directly or indirectly, investing in portfolios of shipping containers subject to operating leases or direct financing leases, and engaging in all activities incidental hereto.

The members of Intermodal Finance are WWTAI Container HoldCo, with a 51% interest, and Deutsche Bank AG, Cayman Islands Branch, with a 49% interest. Intermodal Finance shall continue in existence until such time as its members determine upon its winding up and dissolution. Intermodal Finance commenced operations on September 5, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Intermodal Finance and its subsidiaries. Intermodal Finance consolidates those entities which it has an investment of 50% or more and in which it has control over significant operating decisions, as well as variable interest entities in which Intermodal Finance is the primary beneficiary. All significant intercompany transactions and balances have been eliminated.

Intermodal Finance holds a variable interest in WWTAI Container 1 Ltd (“Container 1”), an entity which holds an investment in four direct finance leases, and has determined that it is the primary beneficiary of Container 1. Accordingly, Intermodal Finance consolidates Container 1 (collectively, the “Company”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—In the normal course of business, the Company may encounter two significant types of economic risk: credit risk and market risk. Credit risk is the risk of default on leases, loans, securities or derivatives, as applicable, which results from the inability or unwillingness of a lessee, borrower, or derivative counterparty to make required or expected payments. Market risk reflects changes in the value of leasing assets (including residual value estimates), loans, securities or derivatives, as applicable, due to changes in interest rates or other market factors, including the value of the collateral underlying loans and the valuation of equity and debt securities. The Company conducts operations outside of the United States; such international operations are subject to risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, potentially adverse tax consequences and the burden of complying with foreign laws.

Cash and Cash Equivalents—The Company considers all highly liquid short-term investments with a maturity of 90 days or less when purchased to be cash equivalents. Substantially all of the Company’s amounts on deposit with major financial institutions exceed insured limits.

Restricted Cash—Restricted cash consists of cash held in segregated accounts pursuant to the requirements of the Company’s Term Loan agreement (Note 4).

Deferred Costs and Amortization—Deferred financing costs incurred in connection with the Term Loan are amortized over the seven year term of the underlying loan. Amortization expense for the period from September 5, 2012 (commencement of operations) to December 31, 2012 was approximately $51 thousand.

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Deferred costs also include a commission paid to a third party in connection with the acquisition and leaseback of a portfolio of shipping containers. This commission is being amortized using the straight line method over the term of the underlying lease. Amortization expense for the period from September 5, 2012 (commencement of operations) to December 31, 2012 was approximately $13 thousand.

Direct Finance Leases—Direct finance leases are recorded at the aggregated future minimum lease payments, including any bargain or economically compelled purchase options granted to the customer, less unearned income.

Leasing Equipment—Shipping containers held for lease are stated at initial cost and are depreciated on a straight-line basis to an estimated residual value over a 15 year useful life from date of manufacture. The shipping containers owned by the Company are being depreciated over remaining useful lives ranging from 6.5 to 8.5 years. Depreciation expense for the period from September 5, 2012 (commencement of operations) to December 31, 2012 was approximately $113 thousand.

The Company recognizes repair and maintenance costs that do not extend the lives of the assets as incurred and includes them as a component of direct operating expenses in the consolidated statement of income

The Company performs a recoverability assessment of shipping container portfolios at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances, or indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a decline in demand for the types of equipment owned by the Company, or other indicators of obsolescence. When performing a recoverability assessment, the Company measures whether the estimated future undiscounted net cash flows expected to be generated by the equipment exceed its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for the equipment. In the event that the equipment does not meet the recoverability test, the carrying value of the equipment will be adjusted to fair value resulting in an impairment charge.

Management of the Company develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular container type and historical experience in the container leasing market, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, demand for a particular container type and other factors.

Revenue Recognition—The Company leases shipping containers pursuant to operating leases. Operating leases with fixed rentals and step rentals are recognized on a straight-line basis over the term of the initial lease, assuming no renewals.

The Company determines the provision for doubtful accounts based on its assessment of the collectability of its receivables on a customer-by-customer basis and places a likelihood of default percentage on each delinquent account individually. Changes in economic conditions may require a re-assessment of the risk and could result in increases or decreases in the allowance for doubtful accounts. At December 31, 2012, there were no provisions for doubtful accounts on the Company’s accounts receivable.

The Company also holds a portfolio of direct finance lease receivables. In most instances, the leases include a bargain purchase option to purchase the leased equipment at the end of the lease term. Net investment in direct finance leases represents the receivables due from lessees, net of unearned income. The lease payments are segregated into principal and interest components similar to a loan. Unearned income is recognized on an effective interest method over the life of the lease term and is recorded as finance revenue

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

in the consolidated statement of income. The principal component of the lease payment is reflected as a reduction to the net investment in direct finance leases.

Expense Recognition—The Company recognizes expenses as incurred on an accrual basis.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net income (loss) and other gains and losses, net of tax, if any, affecting shareholders’ equity that, under GAAP, are excluded from net income. Such amounts include the changes in the fair value of derivative instruments, reclassification into the earnings of amounts previously deferred relating to the derivative instruments and foreign currency translation gains and losses. For the period from September 5, 2012 (commencement of operations) to December 31, 2012, there were no differences between the Company’s comprehensive income and the net income as presented in the consolidated statement of operations.

Foreign Currency—The Company’s functional and reporting currency is the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. Differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are reported as net realized foreign currency gains or losses.

Federal Income Taxes—No income taxes have been provided for in these consolidated financial statements as each investor in the Company is individually responsible for reporting income or loss based upon its respective share of the Company’s income and expenses as reported for income tax purposes.

There are no uncertain tax positions that would require recognition in the consolidated financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The income tax returns filed by the Company are subject to examination by the U.S. Federal and state tax authorities.

Distributions and Allocations to Members—Distributions to members are recorded when paid or, in the case of an in-kind distribution, when distributed. The character of distributions made during the reporting period may differ from their ultimate characterization for federal income tax purposes due to book/tax differences in the character of income and expense recognition. Distributions and allocations are determined with respect to each member, as defined by and in accordance with the operating agreement.

Concentration of Credit Risk—The Company is subject to concentrations of credit risk with respect to amounts due from customers on its direct finance leases and operating leases. The Company attempts to limit its credit risk by performing ongoing credit evaluations. The Company’s four largest customers represented approximately 31%, 21%, 11% (direct finance lease customers) and 12% (operating lease customer), respectively, of revenues for the period from September 5, 2012 (commencement of operations) to December 31, 2012. Based on the in-place operating lease contract at December 31, 2012, the maximum amount of loss the Company would incur if the operating lease customer failed completely to perform according to the terms of the lease would be approximately $39.3 million. As it relates to the Company’s direct finance lease portfolio, the three largest customers account for approximately 34%, 25% and 11%, respectively of the outstanding principal at December 31, 2012. If any of these customers were to default, the Company would seek to recover the equipment securing the lease, with a view towards either selling or re-leasing the equipment. To date, the Company has not experienced any losses related to direct finance leases and does not expect future uncollectible amounts related to the principal balances receivable.

Deterioration in credit quality of several of the Company’s major customers could have an adverse effect on its consolidated financial position and operating results. Management does not believe significant risk exists in connection with the Company’s concentrations of credit as of December 31, 2012.

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Recent Accounting Pronouncements—In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”) , which eliminates the option to present other comprehensive income and its components in the statement of shareholders’ equity. A company may either present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company presents the components of net income and other comprehensive income in two separate but consecutive statements.

3.	SHIPPING CONTAINER PORTFOLIOS

Direct Finance Lease Portfolio—On September 5, 2012, the Company acquired a portfolio of 28 direct finance leases (“DFL’s”) representing 10 customers and comprising approximately 97,500 shipping containers for a net purchase price of approximately $165.1 million. At the date of acquisition, the DFL’s had remaining terms ranging from 5 months to 5.33 years. At the date of acquisition, the remaining outstanding balance of the DFL’s was approximately $202.8 million, of which four of the DFL’s were subject to non-recourse syndication liabilities to third parties having an aggregate outstanding balance of approximately $21.8 million (Note 5). In accordance with ASC 805-50, the company allocated the purchase price to the acquired assets and assumed liabilities based upon their relative fair values, as follows:

DFL receivables	$184,681
Cash	471
Accounts payable	(471)
Syndication liabilities	(19,532)

Total	$165,149

At December 31, 2012 the components of the Company’s net investment in direct financing leases are comprised as follows:

Minimum lease payments	$201,305
Less: Unearned income	(31,513)

Net investment in direct finance leases	$169,792

Future minimum lease payments to be received under direct finance leases for the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2013	$57,029
2014	53,023
2015	44,234
2016	27,682
2017	11,695
Thereafter	7,642

Total	$201,305

Operating Lease Portfolio—On December 17, 2012, the Company acquired a portfolio of approximately 38,300 shipping containers for a purchase price of approximately $78.6 million and simultaneously leased

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

them back to the seller pursuant to nine separate operating leases having terms ranging from 27 months to 42 months. Pursuant to ASC 805-50, the entire purchase price was allocated to the underlying shipping containers.

Minimum future annual lease rentals to be received pursuant to operating leases of shipping containers at December 31, 2012 are as follows:

Year Ending December 31,	Amount
2013	$12,397
2014	12,397
2015	11,052
2016	3,497

Total	$39,343

4.	DEBT

Term Loan Payable

On September 5, 2012, the Company entered in to a Term Loan Agreement (the “Term Loan”) with Deutsche Bank AG, Cayman Islands Branch (the “Lender”) for an initial aggregate amount of $125 million in connection with the acquisition of a portfolio of shipping containers subject to direct finance leases. On December 17, 2012 the Term Loan was amended to provide for an additional borrowing of $53 million which was used in connection with the acquisition of a portfolio of shipping containers subject to operating leases. Borrowings under the Term Loan bear interest at either (i) LIBOR plus 3% or (ii) a Base Rate (equal to the higher of the Prime Rate or the Federal Funds Rate, plus 0.50%) plus a spread of 0.25%. All borrowings under the Term Loan as of December 31, 2012 were LIBOR based borrowings and the interest rate at December 31, 2012 was approximately 3.21%. The Term Loan requires monthly payments of interest and scheduled amortization payments through its maturity on September 25, 2019. The Term Loan is secured by the Company’s interest in the shipping containers and related direct finance leases and operating lease agreements. Interest expense on the Term Loan for the period from September 5, 2012 (commencement of operations) to December 31, 2012 was approximately $1.4 million.

Pursuant to the Term Loan agreement, amounts realized by the Company from its operations during each Collection Period, as defined, are accumulated as restricted cash in a Collection Account for disbursement according to payment priorities specified in the Term Loan agreement. Residual amounts remaining in the Collection Account after payment of required obligations are released to the Company.

Scheduled principal repayments under the Term Loan for the next five years and thereafter are summarized as follows:

Year	Amount
2013	$35,508
2014	37,592
2015	35,196
2016	33,009
2017	20,404
Thereafter	14,000

Total	$175,709

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Class B Term Loan Payable to Affiliates

On September 5, 2012, the Company entered in to a Class B Term Loan Agreement (the Class B Loan”) with its members, pursuant to which it borrowed an initial aggregate amount of $25 million in connection with the acquisition of a portfolio of shipping containers subject to direct finance leases. On December 17, 2012 the Class B Loan was amended to provide for an additional borrowing of approximately $15.06 million which was used in connection with the acquisition of a portfolio of shipping containers subject to operating leases. Borrowings under the Class B Loan are unsecured and bear interest at a rate of 2%. Interest expense on the Class B Loan for the period from September 5, 2012 (commencement of operations) to December 31, 2012 was approximately $176 thousand. Payments of principal and interest on the Class B Loan are subject to the available cash flow of the Company remaining in the Collection Account after satisfaction of senior payment priorities as delineated in the Term Loan agreement. The Class B Loan matures on September 25, 2017, at which time all remaining balances of principal and accrued interest are due.

Scheduled principal repayments under the Class B Loan for the next five years are summarized as follows:

Year	Amount
2013	$8,846
2014	9,040
2015	4,056
2016	712
2017	17,402

Total	$40,056

5.	SYNDICATION LIABILITIES

In connection with the acquisition of the DFL’s in September 2012, the Company assumed syndication liabilities to third parties relating to four of the acquired DFL contracts. The syndication liabilities have remaining terms equal to the remaining terms of the associated DFL contracts, which range from 40 months to 52 months. The acquisition date fair value ascribed to these obligations was approximately $19.5 million. Interest on the syndication liabilities is recognized using the effective interest method at rates which range from 2.20% to 4.31%. Interest expense recognized on the syndication liabilities amounted to approximately $173 thousand during the period from September 5, 2012 (commencement of operations) to December 31, 2012. The obligations pursuant to these arrangements are non recourse to the Company and the sole source of payment for these obligations is the cash flows generated from the underlying DFL contracts.

On November 28, 2012, the Company redeemed the interest held by a syndication holder in one of the DFL contracts and extinguished the liability at its nominal value of $5.4 million. The amount paid exceeded the allocated purchase accounting value by approximately $557 thousand; accordingly such amount has been reflected in the accompanying statement of operations as a loss on extinguishment of debt.

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

Scheduled repayments of the syndication liabilities for the next five years are summarized as follows:

Year	Amount
2013	$3,427
2014	3,534
2015	2,872
2016	2,806
2017	739

Total	$13,378

6.	MANAGEMENT AGREEMENT

The Company has engaged Container Leasing International LLC (the “Manager”) to manage and administer its DFL portfolio pursuant to a management agreement having an initial term of 10 years and providing for three additional extension terms of one-year each. Pursuant to the management agreement, the Manager receives a base monthly fee equal to 1.5% of payments received on the DFL contracts and is entitled to receive additional fees, as applicable, equal to (a) 5% of the sum of net sales proceeds and casualty proceeds for containers which have been sold or lost and (b) a recovery fee of $25 for each container recovered by the Manager following the occurrence of a lessee default under a DFL contract.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In assessing the fair value of financial instruments, the Company applies the provisions included in ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 provides that fair value is a market-based measurement, not an entity-specific measurement. It further clarifies that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820 requires the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3: Unobservable inputs for which there is little or no market data and which require internal development of assumptions about how market participants price the asset or liability.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable, direct finance lease receivables, accounts payable and accrued liabilities, term loan payable, loans payable to affiliates and syndication liabilities. The fair value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying values because of their short term nature.

The fair value of the term loan payable is based on inputs classified as Level 2 in the fair value hierarchy and approximates its carrying value due to its recent origination and because it bears interest at variable rate.

INTERMODAL FINANCE I LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

The fair value of direct finance lease receivables and related syndication liabilities are based on inputs classified as Level 3 in the fair value hierarchy and approximate their carrying values as they were recently acquired by the company in a competitive market clearing transaction.

The fair value of loans payable to affiliates cannot be objectively determined due to the related party nature of the transaction.

8.	SUBSEQUENT EVENTS

The Company has evaluated whether any material events have occurred subsequent to the balance sheet date through October 29, 2013, the date the consolidated financial statements were available to be issued.

On March 21, 2013, the Company concluded an early termination of a direct finance lease with a customer and received a payment of $5,990,000 in full satisfaction of the customer’s remaining obligations pursuant to the lease.

OTHER FINANCIAL INFORMATION

Intermodal Finance I Ltd.

Consolidating Balance Sheet

(dollar amounts in thousands)

December 31, 2012

	Intermodal Finance 1 Ltd.	WWTAI Container 1 Ltd	Eliminations	Consolidated Intermodal Finance 1 Ltd
ASSETS
Cash and cash equivalents	$620	$3,938	$—	$4,558
Restricted cash	3,505	—	—	3,505
Accounts receivable	963	—	—	963
Leasing equipment, net of accumulated depreciation of $113	78,490	—		78,490
Net investment in direct finance leases	80,600	89,192	—	169,792
Deferred costs, net of accumulated amortization of $64	2,502	—		2,502
Due from affiliate	79,740	—	(79,740)	—

Total assets	$246,420	$93,130	$(79,740)	$259,810

LIABILITIES
Accounts payable and accrued liabilities	$185	$12	$—	$197
Management fees payable	57	—	—	57
Accrued interest payable	79	—	—	79
Accrued interest payable to affiliates	11	—	—	11
Term loan payable	175,709	—	—	175,709
Loans payable to affiliates	40,056	—	—	40,056
Syndication liabilities	—	13,378	—	13,378
Other liabilities	14	—	—	14
Due to affiliate	—	79,740	(79,740)	—

Total liabilities	216,111	93,130	(79,740)	229,501

Members’ equity	30,309	—	—	30,309

Total liabilities and members’ equity	$246,420	$93,130	$(79,740)	$259,810

Intermodal Finance I Ltd.

Consolidating Statement of Income

(dollar amounts in thousands)

Period from September 5, 2012 (Commencement of Operations) to

December 31, 2012

	Intermodal Finance 1 Ltd	WWTAI Container 1 Ltd	Eliminations	Consolidated Intermodal Finance 1 Ltd
REVENUES
Equipment leasing revenue	$679	$—	$—	$679
Finance revenue	2,625	2,518	—	5,143
Participation income—affiliate	1,487	—	(1,487)	—
Interest income	—	1	—	1

Total revenues	4,791	2,519	(1,487)	5,823

EXPENSES
Direct operating expenses	—	163	—	163
Management fee	199	—	—	199
Depreciation and amortization	177	—	—	177
Interest expense	1,388	173	—	1,561
Interest expense—affiliates	176	—	—	176
General and administrative expense	1,397	139		1,536
Participation expense—affiliate	—	1,487	(1,487)	—
Loss on debt extinguishment	—	557	—	557

Total expenses	3,337	2,519	(1,487)	4,369

NET INCOME	$1,454	$—	$—	$1,454

             Shares

Fortress Transportation and Infrastructure Investors Ltd.

Common Shares

PRELIMINARY PROSPECTUS

                    , 2013

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses (except for the SEC registration fee) paid or payable by the registrants in connection with the distribution of the common shares:

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving costs		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may in its bye-laws or in any contract or arrangement between the company and any officer, or any person employed by the company as auditor, exempt such officer or person from, or indemnify him in respect of , any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Insurance. We maintain directors’ and officers’ liability insurance, which covers directors and officers of our Company against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements. We intend to enter into agreements to indemnify our directors and officers. These agreements will provide for indemnification of our directors and officers to the fullest extent permitted by applicable Bermuda law against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, arising out of such person’s services as our director or officer, any of our subsidiaries or any other company or enterprise to which the person provided services at our Company’s request.

Underwriting Agreement. Our underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of our Company against specified liabilities related to this prospectus under the Securities Act in certain circumstances.

Item 15.	Recent Sales of Unregistered Securities.

The Company is a Bermuda company incorporated for the purpose of this offering and has not engaged in any business or other activities except in connection with its formation and the reorganization transactions described elsewhere in the prospectus that forms a part of this registration statement.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Index to Exhibits included in this Registration Statement.

(b)	Financial Statement Schedules.

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                     , on                    , 2013.

Fortress Transportation and
Infrastructure Investors Ltd.

By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints                     ,                      and                     , and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all successor registration statements relating to the same offering as this Registration Statement, including any filings pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Name	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2013

	Chief Financial Officer (Principal Financial Officer)	, 2013

	Chief Accounting Officer (Principal Accounting Officer)	, 2013

	Director	, 2013

	Director	, 2013

	Director	, 2013

INDEX TO EXHIBITS

Exhibit No.	Description

*1.1	Form of Underwriting Agreement

*3.1	Memorandum of Association

*3.2	Bye-laws

*4.1	Form of Common Share Certificate

*5.1	Opinion of Conyers Dill & Pearman Limited

*10.1	Amended and Restated Partnership Agreement of Fortress Worldwide Transportation and Infrastructure Fund General Partnership

*10.2	Management Agreement Between Fortress Transportation and Infrastructure Investors Ltd. and FIG LLC

*10.3	Credit Agreement, dated as of December 27, 2012, among Wells Fargo Bank National Association, as administrative agent, Intermodal Finance II Ltd. and the other lenders party thereto

*21.1	Subsidiaries of the Registrant

*23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

*23.2	Consent of PricewaterhouseCoopers LLP

*23.3	Consent of Harrison Consulting

*24.1	Power of Attorney

*	To be filed by amendment.

II-4